As filed with the Securities and Exchange Commission on August 7, 2013
                                                                                                                                                               Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

RiT TECHNOLOGIES LTD.
(Exact Name of Registrant as Specified in its Charter)

State of Israel	3669	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

RiT TECHNOLOGIES LTD. 24 Raoul Wallenberg Street Tel Aviv 69719 Israel +972-77-270-7210
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

RiT Technologies, Inc. 900 Corporate Drive Mahwah, New Jersey 07430 (201) 512-1970
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications should be sent to:

Mark Selinger, Esq. McDermott Will & Emery LLP 340 Madison Avenue New York, New York 10173 Telephone: (212) 547-5438 Facsimile: (212) 547-5444	Ido Zemach, Adv. Goldfarb Seligman & Co. 98 Yigal Alon Street Tel-Aviv 67891, Israel Telephone: +972-3-608-9999 Facsimile: +972-3-608-9855
Michael H. Ference, Esq.
Thomas Rose, Esq.
Gary M. Emmanuel, Esq.
Sichenzia Ross Friedman Ference LLP
 61 Broadway, 32nd Floor
 New York, New York 10006
 Telephone: (212) 930-9700
Facsimile: (212) 930-9725

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be registered		Proposed maximum offering price per share		Proposed maximum aggregate offering price		Amount of registration fee
Ordinary shares, par value NIS 0.8 per share	N/A	(1)	N/A	(1)	$11,500,000	(2)	$1,568.60	(3)
Underwriters' warrants to purchase ordinary shares, par value NIS 0.8 per share	N/A	(4)	N/A	(4)	N/A	(4)	N/A	(4)
Total	N/A		N/A		$11,500,000		$1,568.60

(1) There are being registered under this registration statement such indeterminate number of ordinary shares which collectively shall have an aggregate initial offering price not to exceed $11,500,000 (including $1,500,000 for ordinary shares which may be sold pursuant to the underwriters' over-allotment option).  In addition, pursuant to Rule 416 under the Securities Act of 1933, as amended (the "Securities Act"), the ordinary shares being registered hereunder include such indeterminate number of ordinary shares as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends, or similar transactions.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(3) Calculated pursuant to Rule 457(o) under the Securities Act.
(4) No registration fee pursuant to Rule 457(g) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED AUGUST 7, 2013

        Ordinary Shares

RiT TECHNOLOGIES LTD.

We are offering            ordinary shares. Our ordinary shares are currently listed on the NASDAQ Capital Market under the symbol “RITT.” On August 6, 2013, the last reported sale price of our ordinary shares was $3.14 per share.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 9 in this prospectus. You should carefully consider these risk factors, as well as the information contained in this prospectus, before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters will receive compensation in addition to the underwriting discounts and commissions. See “Underwriting” for a description of compensation payable to the underwriters.

We have granted a 45-day option to the representative of the underwriters to purchase up to        additional ordinary shares solely to cover over-allotments, if any.

The underwriters expect to deliver the ordinary shares to purchasers on or about       , 2013.

Aegis Capital Corp

TABLE OF CONTENTS

You should only rely on the information contained in this prospectus.  We have not, and the underwriters have not, authorized any other person to provide you with different information.  This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted.  The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information.  In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our ordinary shares. You should read this entire prospectus carefully, including “Risk Factors” and the financial statements and other information contained in this prospectus and the documents incorporated by reference herein before making an investment in our ordinary shares.

Unless we have indicated otherwise or the context otherwise requires, references in this prospectus to: (1) "we", "us", "our", "RiT", the "Registrant" or the "Company" are to RiT Technologies Ltd. and its wholly- owned subsidiaries; (2) "dollars" or "$" are to United States Dollars; (3) “NIS” are to New Israeli Shekels, the currency of the State of Israel; (4) "Commission" is to the United States Securities and Exchange Commission (5) "Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999, as amended; (6) “STINS” or “STINS COMAN” are to STINS COMAN Incorporated, a Russian corporation headquartered in Moscow, Russia, and which is our largest shareholder; (7) "Invencom" are to Invencom Technologies Ltd. (formerly known as Quartz (Israel) Commerce & Investments Ltd.), an Israeli private company owned by the wife of Mr. Sergey Anisimov, Chairman of the Board of Directors of the Company and president of STINS COMAN; (8) "Convertible Loan Agreement" or "Convertible Loan" are to the Convertible Loan Agreement between RiT and STINS COMAN, dated June 11, 2009, as amended on June 17, 2009, February 17, 2010, April 14, 2011, December 8, 2011, April 17,2012, August 6, 2012 and October 23, 2012; (9) "IIM" are to Intelligent Infrastructure Management;(10) "Enterprise" and "carrier"" relate to the sectors we formerly identified as "datacom" and "telecom," respectively, with our enterprise solutions also referred to as our IIM solutions; (11) “APAC” means Asia Pacific; (12) "R&D" are to research and development; and (13)“NGN” means Next Generation Networks.

On August 24, 2009, we effected a one-for-eight reverse split of our ordinary shares, and accordingly the par value of our ordinary shares was changed to NIS 0.8 per share. Unless indicated otherwise by the context, all ordinary share, option and per share amounts as well as stock prices in this prospectus have been adjusted to give retroactive effect to the stock split for all periods presented.

RiT Technologies Ltd.

Overview

We are a leading provider of IIM solutions and a developer of an innovative indoor optical wireless technology solution:

•
Our IIM products, including PatchView™, our main IIM solution, provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. Our IIM solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions.

•
Our Beamcaster™ product is the first of our indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. During the third quarter of 2013, we commenced selling initial pilot installations of Beamcaster™.

The Market Opportunity and Our Solutions

Enterprise Data Centers. The targeted market for our IIM solutions is the enterprise data center market, which consolidates organizational information technology (IT) assets. Enterprise data centers are “all-in-one” facilities that physically house and execute the full range of data management and communication services, including storage, management, process and exchange of digital data and information, while providing application services and management of various data processing such as intranet, telecommunications and information technology. The data center physically houses various equipment, such as multiple servers (web servers, application servers and database servers), data storage devices, computers, switches and routers, load balancers, wire cages or closets, vaults, racks and related equipment. We believe the key challenges that concern participants in this market include reliability (ideally zero or minimal downtime); power consumption; environmental controls; effective disaster recovery solutions; security (physical safety) protection against intruders damaging or stealing the data or equipment and general safety while operating  physical connections; full control capabilities for customers over network components; and flexibility and transparency in quantifying performance, billing architectures and efficiency.

We believe that our solutions respond to these challenges and market needs by offering a comprehensive solution for enterprise data centers (fully integrated from hardware components through management software and applications), an advantage that enables us to be a comprehensive solution provider. Our IIM solutions address data center concerns by improving planning and deployment while optimizing daily operations, increasing the efficiency of the IT staff, enhancing network continuity, improving security and reducing overall network cost-of-ownership. Our PV+ hardware products support both inter-connect and cross-connect network topologies, reducing the amount of space required for inter-connect installations, the required bill of materials and increasing the efficiency, performance and security within the organization. Our CenterMind™ product supports comprehensive monitoring of power distribution units (PDUs) and monitoring of environmental parameters in data centers, and enables easy integration into the customer work flow, enhanced reporting and increased dashboard capabilities.

In addition, we intend to leverage our vast experience and track record as a pioneer and leading provider of IIM systems, having developed expertise in the deployment of complex IIM systems with numerous clients throughout the world, to develop new alliances with leading global providers and increase sales.

Beamcaster™. The indoor network for commercial and residential office space is currently dominated by cabling infrastructure of copper or optical fibers, with the use of Wi-Fi routers in open spaces. According to a research report published by Infonetics Research in April 2011, the high-speed network port market is expected to grow to $52 billion in 2015. In another study published by FTM Consulting, Inc. in May 2011, which examines and forecasts the three major types of copper cables: UTP (unshielded twisted pair), STP (shielded twisted pair) and Coax (coaxial cables), the total copper cable market for SCS (structured cabling systems) is forecasted to grow from $4 billion in 2011, at a 20.8% rate, to more than $10 billion by 2016. According to the study, most of this growth is driven by existing installations upgrading from early Cat 5 UTP cabling as well as the need for copper cable in new networking applications, such as VOIP (voice over IP) or data centers. BSRIA estimates that the global market volume of structured cable systems in 2012 was approximately $6 billion and is expected to grow to almost $7 billion at the end of 2014. With what we believe is the growing demand for back-up data, video storage, peer-to-peer file sharing, cloud computing and other similar applications, we believe that there will be a corresponding growth in the building and renovation of colocation and enterprise data centers. In particular, we believe that the current industry IT development trends relevant to our targeted markets are (1) the increasing demand and usage of 1 and 10 GBPS (gigabytes per second) bandwidth equipment, (2) faster growth of emerging markets, and (3) the increasing use of fiber. However, we cannot assure you that in the future these trends will not change or that they will continue to grow at their respective current rates.

We believe the key challenges that concern participants in these markets include an overly complex design of network infrastructure, costly and timely installation, security and performance. Our Beamcaster™ solution is intended to address these challenges by reducing the need for both cabling and switches, while (1) significantly enhancing organizational security using symmetrical, bi-directional optical links, (2) reducing the need for cabling, and (3) initially offering  competitive bandwidth of 1 to 10 GBPS.

While we believe that our Beamcaster™ product is suited for multiple environments, our initial focus is on open space indoor use, where easy deployment and the ability to have a direct sight line between the central station and the user station can be easily maintained. We believe that our Beamcaster™ solution will present an attractive offering for customers who want to deploy an ultra-high-speed network infrastructure in an expedited and cost-effective manner, including customers looking to replace their old low-performance network cabling infrastructure.

Our Strategy

Our objective is to utilize our new products-in-development, such as our Beamcaster™ and PatchView Plus, to penetrate new potential markets and leverage our innovative IIM technologies to lead the enterprise data center industry with optimized managed infrastructure.

Key elements of our strategy to achieve these objectives include:

•
Strategically Expand Our Product Lines. Our close relationships with our customers provide us with valuable insights into the enterprise data center market needs and trends. In addition, our system-level expertise, engineering talent and broad technology portfolio provide us with a strong foundation for delivering new products and solutions. We plan to continue to leverage these benefits to develop and enhance our product offerings. In particular, we expect to expand into adjacent markets through organic development and strategic partnerships.

•
Extend Our Technology Positioning. We intend to leverage our positioning as a full solution provider in highly usable, flexible, fast-return on investment enterprise data center infrastructure management solutions.

•	Realign our Selling and Marketing Capabilities. We plan to strengthen our competitive positioning through realignment of sales personnel and marketing activities.

•
Expand and Leverage our Strategic Relationships. We believe that a significant market opportunity exists to sell our solutions with the complementary products and services provided by other organizations, especially leading global providers in our markets. We plan to extend our existing strategic relationships and develop new alliances with leading global providers in order to extend the functionality of our solutions and increase sales.

•
Increase Operational Efficiency and Flexibility. We will also continue to focus on improving the operational efficiency and professional management of all of our operations, while achieving greater capacity utilization and flexibility and continuing to optimize our supply chain.

Recent Developments

On each of July 29, 2013 and August 5, 2013, we drew down $500,000 under the Convertible Loan. Accordingly, as of the date hereof, the total outstanding principal amount under the Convertible Loan is $1,000,000.

On June 18, 2013, we announced that we entered into a Share Purchase Agreement with STINS COMAN, under which STINS COMAN converted an outstanding loan under the Convertible Loan in the amount of approximately $2.0 million into 449,738 of our ordinary shares at an average price of $4.46 per share. The share issuance for such conversion took place on June 27, 2013.

On June 17, 2013, we held our 2013 annual meeting of our shareholders. All of the proposed resolutions, including, (1) the reelection of Sergey Anisimov, Boris Granovsky and Roman Govarov as directors, (2) the reelection of Israel Frieder as an external director, (3) the reappointment of KPMG Somekh Chaikin as our independent auditor, (4) the terms of procurement of the liability insurance policy covering our directors and officers; (5) an increase of the number of our authorized ordinary shares from 10 million to 50 million, (6) a grant of options to purchase up to 115,000 of our ordinary shares to our CEO, (7) a representative agreement with a company affiliated with STINS COMAN, (8) terms and framework of compensation to an employee who is related to our controlling shareholder, and (9) a compensation policy for our directors and officers in accordance with the requirements of the Israeli Companies Law, were approved by the shareholders.

On May 21, 2013, we reported that we entered into an Equity Distribution Agreement with Maxim Group LLC, as sales agent, whereby we may offer and sell, from time to time, through Maxim Group, ordinary shares having an aggregate offering price of up to $5.0 million. As of July 31, 2013, we have sold 16,028 ordinary shares pursuant to such agreement and received gross proceeds of approximately $58,000.

On May 17, 2013, we announced our unaudited financial results for the first quarter of 2013.

On April 30, 2013, we announced that we will unveil Beamcaster at INTEROP Las Vegas 2013. The introduction of Beamcaster at that convention marks the launch of our marketing activities of this new product line.

Corporate Information

RiT Technologies Ltd. was incorporated under the laws of the State of Israel in 1989 as a company limited by shares. Our main offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, telephone number +972-77-270-7210. Our agent in the United States is RiT Technologies, Inc., which was incorporated in 1993 under the laws of the State of New Jersey and is located at 900 Corporate Drive, Mahwah, New Jersey 07430, telephone number (201) 512-1970. Our U.S. subsidiary is primarily engaged in the selling and marketing of our products in the United States.

Our address on the Internet is http://www.rittech.com. The information on our website is not incorporated by reference into this prospectus.

THE OFFERING

Securities we are offering	ordinary shares.

Offering price	per ordinary share.

Ordinary shares to be outstanding after this offering (1)

Over-allotment option
We have granted the underwriters an option for a period of 45 days to purchase, on the same terms and conditions set forth above, up to an additional       ordinary shares to cover over-allotments. See "Underwriting".

Underwriters' warrants
We have granted the underwriters warrants to purchase       ordinary shares. The warrants will have an exercise price equal to 125% of the offering price of the ordinary shares sold in this offering, will be exercisable commencing twelve months after the effective date of this offering, and will be exercisable, in whole or in part, for four years thereafter. See "Underwriting".

Timing and settlement for ordinary shares	The ordinary shares are expected to be delivered against payment on , 2013.

Use of proceeds
We plan to use the net proceeds from the sale of the our ordinary shares in this offering for general corporate purposes and working capital, primarily for (1) sales and marketing efforts related to our sales and marketing strategy for our new Beamcaster™ and PatchView Plus products, (2) research and development related to the continued development of our Beamcaster™, PatchView Plus and other IIM products, and (3) strategic acquisitions and investments, if any.

Risk factors
Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 9 of this prospectus as well as the other information included in this prospectus for a discussion of risk factors you should carefully consider before deciding to invest in our securities.

NASDAQ symbol	RITT

(1)
The number of ordinary shares to be outstanding after this offering is based on 9,180,724 ordinary shares outstanding as of August 5, 2013 plus       ordinary shares, the maximum amount of ordinary shares to be sold in this offering. This number does not include

•	2,125 ordinary shares held as treasury shares;

•	1,034,556 ordinary shares to be issued upon exercise of outstanding options under our equity compensation plans, at a weighted average exercise price of $4.68 per share;

•	965,444 ordinary shares available for future grant or issuance pursuant to our equity compensation plans;

•	292,385 ordinary shares that may be acquired by STINS COMAN as of August 5, 2013, upon conversion of the $1,000,000 outstanding under the Convertible Loan;

•	ordinary shares to be issued upon exercise of the underwriters' overallotment option, if any; and

•	an additional ordinary shares to be issued upon exercise of the underwriters' warrants, if any.

For the sake of clarity, the foregoing also excludes the 17,030 outstanding deferred shares. Except as otherwise indicated, all information contained in this prospectus assumes no exercise by the underwriters of the over-allotment option to purchase additional ordinary shares in this offering or of the underwriters' warrants to purchase additional ordinary shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

We have derived the following summary consolidated balance sheet as of December 31, 2012 and 2011, and the consolidated statement of operations for the years ended December 31, 2012, 2011, and 2010 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated balance sheet as of December 2010 from our audited consolidated financial statements not included in this prospectus. We have derived the following summary of consolidated statement of operations for the three months ended March 31, 2012 and 2013 and balance sheet data as of the three months ended March 31, 2013 from our unaudited condensed consolidated statement of operations and balance sheet included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following summary consolidated financial data together with “Selected Consolidated Financial Data,”  "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
OPERATING DATA	2012	2011	2010	2013	2012
				(Unaudited)
	(In thousands of U.S. dollars, except share and per share data)
Sales	8,436	13,720	11,400	1,771	1,362
Cost of sales	7,065	7,489	6,319	1,137	1,145
Gross profit	1,371	6,231	5,081	634	217

Operating expenses:
Research and development, gross	3,922	1,871	1,976	1,548	695
Less - royalty bearing participation	-	-	(73)	-	-
Research and development, net	3,922	1,871	1,903	1,548	695
Sales and marketing, net	5,465	5,684	4,581	1,218	1,519
General and administrative	3,043	2,463	2,012	712	772
Total operating expenses	12,430	10,018	8,496	3,478	2,986

Operating loss	(11,059)	(3,787)	(3,415)	(2,844)	(2,769)

Financing loss, net	(48)	(102)	(71)	(37)	(52)
Other income, net	-	32	-	-	-
Loss before income tax expense	(11,107)	(3,857)	(3,486)	(2,881)	(2,821)
Taxes on income	-	-	-	-	-
Net loss	(11,107)	(3,857)	(3,486)	(2,881)	(2,821)

Net loss per share - basic and diluted	(1.91)	(0.88)	(1.10)	(0.37)	(0.54)

Weighted average number of ordinary shares outstanding – basic and diluted	5,802,803	4,378,942	3,171,124	7,727,831	5,209,122

	As of December 31,			As of March 31, 2013
BALANCE SHEET DATA	2012	2011	2010
				(Unaudited)
	(In thousands of U.S. dollars, except per share data)
Working capital*	4,965	5,375	4,361	4,180

Total assets	9,672	10,501	9,683	8,705

Share capital and additional paid-in capital	55,030	46,668	40,707	60,107

Shareholders' equity	2,290	5,035	2,931	4,486

* Working capital means total current assets minus total current liabilities.

RISK FACTORS

Investment in our ordinary shares involves a high degree of risk and uncertainty. In addition to the other information included or incorporated by reference in this prospectus, you should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below could materially adversely affect our business, prospects, financial condition and results of operations, as well as cause the value of our ordinary shares to decline.

You may lose all or part of your investment as a result. You should also refer to the other information contained in this prospectus, or incorporated by reference, including our financial statements and the notes to those statements, and the information set forth under the caption “Forward Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks mentioned below. Forward-looking statements included in this prospectus are based on information available to us on the date hereof, and all forward-looking statements in documents incorporated by reference are based on information available to us as of the date of such documents. We disclaim any intent to update any forward-looking statements. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business operations.

Risks Related to Our Business

We have a history of operating and net losses and we expect to incur additional losses in the foreseeable future.

We incurred net losses and negative cash flows in each fiscal year since 2007 and we expect such losses and negative cash flows to continue in the foreseeable future. As of December 31, 2012, 2011, 2010 and March 31, 2013, we had working capital of $4,965,000, $5,375,000, $4,361,000 and $4,180,000, respectively, and shareholders' equity of $2,290,000, $5,035,000, $2,931,000 and $4,486,000, respectively.  For the years ended December 31, 2012, 2011, 2010 and the quarter ended March 31, 2013, we incurred net losses of $11,107,000,  $3,857,000, $3,486,000 and $2,881,000, respectively. We expect that the increased expenses associated with implementing our strategic plans will result in net losses and negative cash flows in 2013, even if our revenues increase as planned. We may never achieve profitability. Even if we do achieve profitability in the future, we may not succeed in sustaining or increasing it on a quarterly or annual basis and we cannot assure that any future net income will offset our cumulative losses, which, as of March 31, 2013, were $55.6 million.

We intend to invest significant resources in a new line of products based upon an unproven technology with which we have no meaningful previous experience.

We introduced Beamcaster™, the first product in our indoor wireless optical network product family, during the second quarter of 2013, and during the third quarter of 2013 we commenced selling initial pilot installations. In order to do so, we intend to continue to invest considerable resources in developing and commercializing such product family. While we believe that our experience in developing IIM solutions that optimize cable infrastructure is associated with the targeted markets of Beamcaster™, we do not have any meaningful previous experience in developing, marketing or distributing this type of product.  The success of this new line of products will depend, among others, on market acceptance of the benefits anticipated from Beamcaster™. In addition, as we are currently at the development stage we may encounter technical or other difficulties that could delay the introduction of this product in a timely manner. Even if we are able to timely complete the development, we expect it will take at least a year before the development and manufacturing costs of the Beamcaster™ stabilize, which is expected to adversely affect operating results during such period. Marketing, sales and customer support of such product, especially if Beamcaster™ systems will be mass produced, will likely require investment in additional resources or remodeling of our sales strategy. There is no assurance that our new product line will be successful or that we will be able to recover the costs incurred in developing and marketing this product line. If we are unable to introduce the Beamcaster™ product on a timely and cost-effective basis and to gain market acceptance for such product, our business, prospects, financial condition and results of operations may be materially adversely affected.

To support our long-term growth strategy, we may need to raise additional financing. If we are unsuccessful, we may not be able to carry out our long-term strategy as planned.

Revenues generated from our operations are not presently sufficient to sustain our operations. Although we anticipate that our existing capital resources, including availability under the Convertible Loan, as described elsewhere in this prospectus, and proceeds from this offering will be adequate to satisfy our working capital and capital expenditure requirements for the next twelve months, we may need to raise additional funds to support the execution of our long-term growth strategy described herein. There can be no assurance that additional funds will be available when needed from any source, including debt or equity financing, or, if available, will be available on terms that are acceptable to us. If we are unsuccessful in raising such financing on acceptable terms, we will not be able to carry out our plan and our operations and growth strategy would be materially adversely affected. In addition, if these funds are raised through the issuance of equity securities or conversion of loans into equity, the percentage ownership of existing shareholders could be significantly diluted. Also, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition. Our ability to obtain needed financing may be impaired by such factors as the capital markets and our history of losses, which could impact the availability or cost of future financings.

Limitations imposed by Israeli law on STINS COMAN's ability to convert debt into our ordinary shares may adversely impact our ability to improve our shareholders’ equity.

In the past few years we have relied upon our majority shareholder, STINS COMAN, for significant financing of our operations by drawing down principal amounts available under the Convertible Loan. As of August 5, 2013, we have drawn down approximately $23.9 million of the principal under the Convertible Loan, of which approximately $22.9 million has been converted by STINS COMAN into an aggregate of 6,262,041 of our ordinary shares. As of such date, $1,000,000 principal amount remains outstanding and approximately $11.1 million remains available for additional drawdowns by us from time to time in the future. Pursuant to Israeli law, STINS COMAN may generally not hold more than 90% of our outstanding ordinary shares, unless any acquisition of shares beyond the 90% limit is made by means of a "full tender offer" for all of the outstanding shares of our company. As of August 5, 2013, STINS COMAN together with Invencom "held", for purposes of the aforesaid Israeli law 90% limitation, 86.2% of our outstanding shares.  Following completion of this offering, STINS COMAN together with Invencom will "hold", for purposes of the aforesaid Israeli law 90% limitation, [  ]% of our outstanding shares.  Although the 90% limitation does not affect our ability to draw down on the Convertible Loan, STINS COMAN's ability to convert additional amounts outstanding under the Convertible Loan into our ordinary shares may be limited. As a result of this potential limitation, our ability to use such conversions of debt to improve our shareholders’ equity may be restricted, which may adversely affect our financial condition and financial results as well as our ability to satisfy the NASDAQ Capital Market's shareholders’ equity requirements, as described under "Risks Related to our Ordinary Shares and this Offering - We may not satisfy the NASDAQ Capital Market's requirements for continued listing.  If we cannot satisfy these requirements, NASDAQ could delist our ordinary shares." below, and may require us to seek alternative sources of financing, the availability of which cannot be assured.

Global economic conditions may materially adversely affect our business.

Our business and financial condition are affected by global economic conditions. For example, starting in late 2008 and lasting through much of 2009, a steep downturn in the global economy sparked by uncertainty in credit markets and deteriorating consumer confidence, reduced technology spending by many organizations. More recently, credit and sovereign debt issues have destabilized certain European economies as well and thereby increased global macroeconomic uncertainties. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to restraints on credit. Should the economic slowdown increase and/or companies in our target markets reduce capital expenditures, it may cause our customers to reduce or postpone their technology spending significantly, potentially resulting in reductions in sales of our products, longer sales cycles, collectability delays, non-payment for product, slower adoption of new technologies and increased price competition, each of which could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our internal control over financial reporting was not effective as of December 31, 2012 and  although we have implemented remedial measures there is no assurance that our internal control over financial reporting will become effective in the future, which may result in our financial statements being unreliable, a government investigation or the loss of investor confidence in our financial reports.

The Sarbanes-Oxley Act of 2002, or SOX, imposes certain duties and requirements on us. Our efforts to comply with the management assessment requirements of Section 404 of SOX have resulted in increased general and administrative expenses and a devotion of management time and attention to compliance activities, and we expect these efforts to require the continued commitment of significant resources. For example, we identified a material weakness in our internal control over financial reporting related to our revenue recognition process for the year ended December 31, 2011. As a result, we concluded that our internal control over financial reporting was not effective for that fiscal year. During 2012, we implemented a remediation plan designed to address this specific material weakness as well as other SOX requirements. As of December 31, 2012 we corrected the material weakness related to our revenue recognition process and we are in the process of implementing SOX requirements. However, as of December 31, 2012, we did not complete the entire process and therefore our internal controls over financial reporting were still deemed to be ineffective as of December 31, 2012.  We have continued the SOX process in 2013 and will be implementing the remaining open items under the remediation plan and expect that we will be compliant with all applicable SOX requirements by the end of fiscal 2013.

We will continue to devote management time and attention to further improve our internal controls over financial reporting. However, if additional material weaknesses or significant deficiencies in our internal control are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results.  In addition, our internal control over financial reporting has not been and is not required to be audited by our independent registered public accounting firm. Our inability to assert that our internal controls are effective could cause our investors to lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation and/or sanctions by regulatory authorities and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

We may experience significant fluctuations in our quarterly financial performance.

Our quarterly operating results may fluctuate significantly due to a number of factors, including the size, timing and shipment of orders; customer budget cycles and budgetary freezes; the timing of introductions of new products or product upgrades (both ours and those of our competitors); customer order deferrals in anticipation of new products or product upgrades; the mix of product sales; software and hardware development problems; product quality problems; product pricing; our effective provision of customer support; and the relatively low level of general business activity during the summer months in the European market. In addition, because our customers typically request delivery within two to four weeks of order placement (which generally follows extensive sales efforts that take place over an extended period of time), a majority of our quarterly sales derive from orders placed in that quarter and, consequently, changes in the timing of expected large orders can significantly impact our operating results for that quarter.

For the foregoing reasons, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and that our operating results for any particular quarter should not be relied upon as an indication of future performance. Also, our quarterly operating results for future periods may be below the expectations of public market analysts and investors.  In such event, it is likely that the price of our ordinary shares would be materially adversely affected.

Since our order backlog is limited, we have a limited ability to project our future sales.

Since we have a limited order backlog, our revenues for any specific quarter are dependent primarily on orders received and delivered during that same quarter. A delay in the recognition of revenue, even from one customer, may have a significant negative impact on our results of operations for a given period. We base our decisions regarding our operating expenses on anticipated revenue trends, and our expense levels are relatively fixed, or require some time for adjustment. Because only a small portion of our expenses varies with our revenues, if revenue levels fall below our expectations, our earnings will decrease.

We depend upon independent distributors, representatives and strategic alliance partners for a significant portion of our sales.

Our sales strategy relies primarily upon sales through independent distributors, resellers/integrators, original equipment manufacturers, or OEMs, and other strategic alliance partners with major cabling companies. While we are highly dependent upon acceptance of our products and solutions by such third parties and their active marketing and sales efforts relating to our products and solutions, most of our OEMs and distributors are not obligated to deal with us exclusively, and are not contractually subject to minimum purchase requirements.  In addition, some of our distributors may sell competing products or solutions. As a result, our distributors may give higher priority to products or services of our competitors or their own products and solutions, thereby reducing their efforts to sell our products and services.

There can be no assurance that such distributors, representatives or strategic alliance partners will act as effective sales agents for us, that they will remain our partners, or that, if we terminate or lose any of them, we will be successful in replacing them. Any such disruption in our distribution channels could adversely affect our business, prospects, financial condition and results of operations.

We have discontinued our Carrier product line and are still subject to warranty obligations and possible technical and logistic support to our Carrier customers.

In December 2012, we declared the end-of-life of our Carrier products and as a result we recorded an inventory write-off totaling approximately $0.7 million in our fourth quarter 2012 financial results. If an opportunity arises, we may still sell Carrier products already existing in our written- off inventories but we do not expect any meaningful sales. In addition, despite the discontinuance, we may still be subject to warranty obligations and possible technical and logistic support for Carrier transactions carried out in the past and/or in the future as aforesaid.

To remain competitive, we must develop new products and enhancements to existing products on a timely and cost-effective basis.

Our target markets are characterized by rapidly changing technology, changing customer requirements, relatively short product lifecycles, evolving industry standards and frequent new product introductions. The dynamism that characterizes our target markets is both an opportunity and a challenge for RiT. However, changes in technologies, customer requirements and industry standards and new product introductions by our existing competitors or by new market entrants could reduce the markets for our products or require us to develop new products and we cannot guarantee that we will emerge as the market leaders. Therefore, our ability to correctly anticipate changes in technology and customer requirements and to secure timely access to information concerning the emergence of new industry standards, as well as our ability to develop, manufacture and market new and enhanced products successfully and on a timely basis, are significant factors in our ability to remain competitive.

We are currently developing a number of new products and technologies. For example, during 2012 we acquired the technology underlying Beamcaster™ and we intend to invest considerable resources in developing such product. However, there can be no assurance that Beamcaster™ or our other products will be successful or profitable, or that we will not encounter technical or other difficulties that could delay the introduction of these or other new or enhanced products in the future. In addition, it often takes several months before the development and manufacturing costs of new products stabilize, which may adversely affect operating results during such period. If we are unable to introduce new or enhanced products on a timely and cost-effective basis and to gain market acceptance for such products, our business, prospects, financial condition and results of operations may be materially adversely affected.

We operate in exceedingly competitive markets.

The markets for our products and solutions are very competitive, and we expect that they will become more competitive in the future. Increased direct and indirect competition could adversely affect our revenues and profitability, whether through pricing pressure, loss of market share and/or other factors. Many of our competitors are far larger, have substantially greater resources (including financial, technological, manufacturing and marketing and distribution capabilities) and are much more widely recognized than we are. There can be no assurance that we will be able to compete successfully against existing or new competitors as the market for our products and solutions evolves and the level of competition increases. Moreover, there can be no assurance that we will be able to differentiate our products and solutions from the products and solutions of our competitors or to develop or introduce successfully new products and solutions that are less costly or offer better performance than those of our competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, prospects, financial condition and results of operations.

We plan to grow rapidly during the next several years, and the growth process will include many challenges that must be managed correctly.

Our plans call for significant growth and the rearrangement of our organization in the areas of sales, marketing, product development and logistics. All or a portion of the expenses associated with such expansion will be incurred prior to the generation of any associated revenues. Consequently, if we are unable to efficiently manage this expansion, or if we do not succeed in achieving the expected increase in our sales, then the higher expenses associated with such expansion could have a material adverse effect on our business, prospects, financial condition and results of operations.

We are dependent, to some extent, on third-party assembly and manufacturing vendors to provide our finished products as well as other suppliers.

Our manufacturing process requires unique production and testing equipment that was designed and produced especially for our products. Since we outsource our manufacturing process to third-party assembly and manufacturing vendors, these vendors have the required know-how, certifications and special tooling needed for production of our products. If we are unable to continue to acquire products from these vendors on acceptable terms, or should any of them cease to supply us with such products for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate manufacturers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period, any of which could result in a material adverse effect on our business, prospects, financial condition and results of operations.

In addition, certain components used in our products and solutions are presently available from, or supplied by, only one source, and certain other components are available only from limited sources. Although we do not have long-term supply contracts with some of our existing suppliers, we have generally been able to obtain supplies of components in a timely manner under acceptable terms, while working to establish alternative suppliers for all products. However, there can be no assurance that delays in key component or product deliveries will not occur in the future due to shortages resulting from the limited number of suppliers, the financial condition or other difficulties of such suppliers. Any inability to obtain sufficient key components or to develop alternative sources for such components, if and as required in the future, could result in delays, interruptions or reductions in product shipments, which could have a material adverse effect on our customer relationships and, in turn, on our business and results of operations. In addition, the components used in our products may be subject to significant volatility in prices for raw materials and components. Significant volatility in prices for raw material and components may result in a required increase in prices that, if we are unable or fail to apply, may adversely affect the results of our operations.

Our success depends on our ability to attract, train and retain highly qualified R&D, technical, sales and management personnel.

Our future performance depends in large part on the continued service of our key R&D, technical, sales and management personnel and our ability to attract skilled personnel in the future. There can be no assurance that we will be successful in attracting, training, assimilating or retaining, on a timely basis and at a reasonable cost, all the personnel that we may require, or that we will not encounter difficulties as we integrate new personnel into our operations. Our inability to attract, train and integrate such personnel into our operations or to manage our growth effectively could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our international sales may expose us to additional risks.

We currently market our products and solutions in numerous countries and are subject to many risks associated with international sales, including limitations and disruptions resulting from the imposition of government controls, local taxes, national standardization and certification requirements, export license requirements, economic or political instability, trade restrictions, changes in tariffs, currency fluctuations and difficulties in managing international operations. Any of these risks could have a material adverse effect on our ability to deliver our products, solutions and services on a competitive and timely basis, or to collect payments from customers in these countries and on our results of operations. For example, we are required to comply with European Union Directives with respect to environmental standards. There is no assurance that we will not encounter difficulties in connection with the sale of our products and solutions in the future or that one or more of these factors will not have a material adverse effect on our business, prospects, financial condition and results of operations.

We may be subject to warranty and product liability claims.

Our product warranties permit customers to return any products deemed to be defective for repair or replacement. In general, it is our policy to grant a warranty for the hardware components of our products for periods ranging from 12 to 24 months. This policy does not apply to our cabling systems solutions, for which, when installed by a certified cabling installer, we provide a warranty ranging from 20 years to 25 years, depending on the relevant warranty. These warranty periods are customary in the structured cabling industry, but significantly longer than product warranties generally offered in other industries. We may also be subject to other direct and indirect product liability claims, and our reputation may suffer in the event of any warranty claims or product failures. Although we have obtained insurance coverage to help limit our exposure to potential material warranty claims, we cannot assure that such claims would not exceed the available insurance coverage or would not otherwise have a material adverse effect on our business, prospects, financial condition and results of operations.

Changes in exchange rates between currencies may negatively impact our costs.

Most of our revenues are denominated in U.S. dollars or dollar-linked. We collect a portion of our revenues in Europe in Euros. Most of our purchases of materials and components, and most of our marketing costs, are denominated in dollars or are dollar-linked. However, a material portion of our expenses, including salaries and personnel expenses paid in Israel, are denominated in New Israeli Shekels, or NIS. As a result, we are exposed to several risks, including that either the NIS or the Euro may increase in value relative to the dollar. If either of such events occurs, the dollar cost of our operations in Israel or Europe will increase and our dollar-measured operating results will be adversely affected.

Changes in our senior management may cause uncertainty in, or be disruptive to, our business.

During recent years, we have experienced significant changes in our senior management. In February 2012, Mr. Vadim Leiderman was appointed our new Chief Executive Officer, replacing Mr. Eran Ayzik who served as our Chief Executive Officer since August 2010. In addition, during 2012 Mr. Moti Hania was appointed our Deputy CEO and Mr. Erez Ben Eshay was appointed our Chief Technology Officer (a position in which he served through May 2013). In December 2012, Mr. Elan Yaish was appointed our new Chief Financial Officer and Mr. Assaf Skolnik was appointed our new VP of Sales. The difficulties inherent in transitioning the Company under the leadership of new management, particularly a new Chief Executive Officer and Chief Financial Officer, and integrating new management personnel into our corporate culture, may be disruptive to our business, and, during the transition period, there may be uncertainty among investors, vendors, employees and others concerning our future direction and performance.

Risks Related to Our Intellectual Property

If we fail to establish, maintain and enforce intellectual property rights with respect to our technology, our business, prospects, financial condition and results of operations may be materially adversely affected.

We are dependent upon our proprietary technology and we rely upon a combination of patents, patent applications, contractual rights, trade secrets, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights in our products, systems and technologies. In addition, we enter into nondisclosure and confidentiality agreements with our employees and with certain suppliers and customers with access to sensitive information.

We have filed patent applications with respect to various aspects of our technologies and have obtained numerous patents and/or provisional patents in a number of jurisdictions and our Beamcaster™ technology is currently patent pending. However, we cannot be certain that patents will be issued or granted with respect to applications that are currently pending, or that issued or granted patents will not later be found to be invalid or unenforceable.  In addition, we cannot provide any assurances that the patents we have been issued will provide sufficient protections for our technology against competitors and that any of our outstanding patent applications, including the ones related to our Beamcaster™ technology, will ultimately result in issued patents. In addition, the laws of some of the foreign jurisdictions in which we sell and seek to sell our products may afford little or no protection of our intellectual property rights, and we cannot assure you that third parties will not assert infringement claims against us based on foreign intellectual property rights and laws that are different from those established in the United States.

        While we strive to maintain systems and procedures to protect the confidentiality and security of our trade secrets and technical know-how, these systems and procedures may fail to provide an adequate degree of protection. For example, although we generally enter into agreements with our employees, consultants, advisors, and strategic partners restricting the disclosure and use of trade secrets, technical know-how and confidential information, we cannot provide any assurance that these agreements will be sufficient to prevent unauthorized use or disclosure.

        Our commercial success will depend in part on our ability to obtain additional patents and maintain adequate protection of other intellectual property for our technologies in the United States and other countries. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. Monitoring and policing unauthorized use and disclosure of intellectual property is difficult. If we learned that a third party was in fact infringing or otherwise violating our intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

From the standpoint of our customers, the strength of the intellectual property under which we may grant licenses can be a determinant of the value of these licenses. If we are unable to secure, protect and enforce our intellectual property, it may become more difficult for us to attract new customers.  Any such development could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may face claims that we are violating the intellectual property rights of others.

We may face claims, including from direct competitors, asserting that our technology or the commercial use of such technology infringes or otherwise violates the intellectual property rights of others. We have not conducted infringement, freedom to operate or landscape analyses, and as a result we cannot be certain that our technologies and processes do not violate the intellectual property rights of others. We expect that we may increasingly be subject to such claims as we begin to earn revenues and our market profile grows.

If we were found to be infringing or otherwise violating the intellectual property rights of others, we could face significant costs to implement work-around methods, and we cannot provide any assurance that any such work-around would be available or technically equivalent to our current technology. In such cases, we might need to license a third party’s intellectual property, although any required license might not be available on acceptable terms, or at all. If we are unable to work around such infringement or obtain a license on acceptable terms, we might face substantial monetary judgments against us or an injunction against continuing to license our technology, which might cause us to cease operations.

In addition, even if we are not infringing or otherwise violating the intellectual property rights of others, we could nonetheless incur substantial costs in defending ourselves in suits brought against us for alleged infringement. Also, if any license agreements provide that we will defend and indemnify our customers for claims against them relating to any alleged infringement of the intellectual property rights of third parties in connection with such customers' use of our technologies, we may incur substantial costs defending and indemnifying any customers to the extent they are subject to these types of claims. Such suits, even if without merit, would likely require our management team to dedicate substantial time to addressing the issues presented. Any party bringing claims might have greater resources than we do, which could potentially lead to us settling claims against which we might otherwise prevail on the merits.

Any claims brought against us or any customer licensees alleging that we have violated the intellectual property of others could have a material adverse effect on our business, prospects, financial condition and results of operations.

Intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our common stock to decline.

During the course of any intellectual property litigation, there could be public announcements of the results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our products, services or intellectual property could be diminished and the market price of our ordinary shares may decline as a result.

Risks Related to our Relationship with STINS COMAN

STINS COMAN and its affiliates beneficially own approximately 86.7% of our ordinary shares and may therefore be able to control the outcome of matters requiring shareholder approval.

As of August 5, 2013, STINS COMAN and Invencom together beneficially owned approximately 86.7% of our outstanding shares (including 292,385 ordinary shares that may be acquired by STINS COMAN upon conversion of the $1,000,000 outstanding under the Convertible Loan as of August 5, 2013). Accordingly, STINS COMAN has, subject to special approvals required by Israeli law for transactions involving controlling shareholders, sufficient voting power to elect all of our directors (subject to the provisions of the Companies Law with regard to outside directors), control our management and approve or reject any merger or similar transaction. Mr. Sergey Anisimov, the Chairman of our Board of Directors, is the President of, and owns a majority interest in, STINS COMAN. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then prevailing market price for our ordinary shares. It could also adversely affect our share price.  In addition, the market price of our ordinary shares may be adversely affected by events relating to STINS COMAN that are unrelated to us.

We may be affected by transactions with STINS COMAN.

We are engaged and may in the future engage in transactions with STINS COMAN or its affiliates. In particular, STINS COMAN has been our non-exclusive distributor in the Commonwealth of Independent States market (Russia and the countries comprising the former Soviet Union), or CIS market, for our enterprise products since 1994 and for our carrier products since the end of 2008. In addition, in 2012, we acquired the Beamcaster technology from Invencom and we intend to dedicate significant resources to the commercialization of the Beamcaster technology. We believe that such transactions are beneficial to us and are, or will be, conducted upon terms that are no less favorable to us than would be available to us from unaffiliated third parties. However, STINS COMAN could, subject to compliance with provisions of Israeli law concerning related-party transactions, exercise its influence over our affairs in its own interest.

Some members of our Board of Directors may have conflicts of interest with us.

Mr. Sergey Anisimov, the Chairman of our Board of Directors, and Mr. Boris Granovsky, a member of our Board of Directors, are executive officers and directors of STINS COMAN. In addition, Mr. Anisimov owns a majority interest in STINS COMAN and Mr. Granovsky owns a minority interest in STINS COMAN.  Accordingly, these individuals may occasionally have conflicts of interest with respect to business opportunities and similar matters that may arise in the ordinary course of RiT’s and STINS COMAN’s businesses.

Risks Related to Operating In Israel

Security, political and economic instability in the Middle East may harm our business.

We are incorporated under the laws of the State of Israel, and our principal offices and R&D facilities are located in Israel. Accordingly, security, political and economic conditions in the Middle East in general, and in Israel in particular, directly affect our business.

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has also been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Beginning in 2011, riots, popular uprisings and civil war in various countries in the Middle East have led to severe political instability in those countries. This instability may lead to deterioration of the political and trade relationships that may exist between the State of Israel and these countries.  In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

Furthermore, some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business. In addition, we could be adversely affected by the interruption or curtailment of trade between Israel and its trading partners, a significant increase in the rate of inflation, or a significant downturn in the economic or financial condition of Israel.

Our operating results may be negatively affected by the obligation of some of our key personnel to perform military service.

Some of our executive officers and employees in Israel are obligated to perform military reserve duty annually. In addition, they may also be further subject to being called to active duty at any time under emergency circumstances and could be required to serve in the military for extended periods of time.  This could disrupt our operations and harm our business.

Because we have received grants from the Office of the Chief Scientist, we are subject to on-going restrictions.

We have received grants from the Office of the Chief Scientist of the Israeli Ministry of Economy, known as the Chief Scientist, including the grant we received in July 2013, for R&D programs and intend to apply for further grants in the future. In order to maintain our eligibility for these grants, we must meet specified conditions, including the payment of royalties with respect to grants received. If we fail to comply with these conditions in the future, sanctions (such as the cancellation of grants) might be imposed on us, and we could be required to refund any payments previously received under these programs.  Any products developed with funds provided by these grants are required to be manufactured in Israel, unless we obtain prior approval from a governmental committee and we pay increased royalties. In addition, the terms of the Chief Scientist’s grants limit our ability to transfer know-how developed under an approved R&D program outside of Israel. The Government of Israel has reduced the grants available under the Chief Scientist's program in recent years, and this program may be discontinued or curtailed in the future.  If we do not receive these grants in the future, we will be required to allocate other funds to product development at the expense of other operational costs. For more information about grants from the Chief Scientist, see "Management's Discussion and Analysis of Financial Conditions and Results of Operations – Research and Development, Patents and Licenses" below.

It may be difficult to enforce a U.S. judgment against us or our officers and directors and to assert U.S. securities laws claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process upon us, our Israeli subsidiaries, our directors and officers and the Israeli experts, if any, named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors, officers and such Israeli experts, if any, are located outside the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States.

We have been informed by our legal counsel in Israel that it may also be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. There is little binding case law in Israel addressing these matters. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, as well as a monetary or compensatory judgment in a non-civil matter, provided that the following conditions are met:

•	subject to limited exceptions, the judgment is final and non-appealable;

•	the judgment was given by a court competent under the laws of the state of the court and is otherwise enforceable in such state;

•	the judgment was rendered by a court competent under the rules of private international law applicable in Israel;

•	the laws of the state in which the judgment was given provide for the enforcement of judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the U.S. court.

Provisions of Israeli law may delay, prevent or make difficult a change of control and therefore depress the price of our stock.

Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making an acquisition of our company more difficult. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.  Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law. See “Description of Securities — Memorandum and Articles of Association — Anti-Takeover Provisions; Mergers and Acquisitions” below.

Risks Related to our Ordinary Shares and this Offering

Our share price has fluctuated significantly over the years and could continue to be volatile.

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future. There can be no assurance that the volatility of our share price and trading volume will not continue or increase. A substantial decrease in market price of our ordinary shares and low trading volumes could frustrate our efforts to raise funds through both debt and equity, discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, prospects, financial condition and results of operations. Market fluctuations could also adversely affect the price of our ordinary shares.

We may not satisfy the NASDAQ Capital Market's requirements for continued listing.  If we cannot satisfy these requirements, NASDAQ could delist our ordinary shares.

Our ordinary shares are listed on the NASDAQ Capital Market, or NASDAQ, under the symbol RITT. To continue to be listed on NASDAQ, we are required to satisfy a number of conditions, including a minimum bid price of at least $1.00 per share, a market value of our publicly held shares, or MVPHS, of at least $1 million and shareholders' equity of at least $2.5 million.

In past years, we defaulted on several of these requirements and regained compliance only after we carried out several transactions, including a reverse stock split in August 2009 and conversions of the Convertible Loan in July 2012 and December 2012. Most recently, on March 11, 2013, we received a deficiency letter from NASDAQ, indicating that we failed to comply with the minimum of $2.5 million shareholders’ equity requirement and requesting the Company to submit a plan to regain compliance within 45 days. Following the additional conversion of approximately $4.5 million outstanding under the Convertible Loan into approximately one million of our ordinary shares, we received a NASDAQ staff letter, acknowledging that we regained compliance with the NASDAQ shareholders’ equity requirement. However, we cannot assure you that we will satisfy such NASDAQ requirement in the future nor that we will be able to satisfy the minimum bid, MVPHS or other NASDAQ listing requirements in the future. If we are delisted from NASDAQ, trading in our ordinary shares may be conducted, if available, on the "OTC Bulletin Board Service" or, if available, via another market.  In the event of such delisting, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of our ordinary shares, and our ability to raise future capital through the sale of our ordinary shares could be severely limited. As described above, our ability to satisfy the NASDAQ shareholders equity requirement may be limited by the provisions of Israeli law which restrict STINS COMAN’s ability to own more than 90% of our outstanding ordinary shares.

In addition, if our ordinary shares were delisted from NASDAQ, our ordinary shares could be considered a "penny stock" under the U.S. federal securities laws.  Additional regulatory requirements apply to trading by broker-dealers of penny stocks that could result in the loss of an effective trading market for our ordinary shares.

The sale of a substantial number of our ordinary shares in the public market, the conversion by STINS COMAN of amounts outstanding under the Convertible Loan into our ordinary shares, or the expectation thereof, could materially adversely affect the market price of our ordinary shares and our ability to raise capital through an offering of securities.

As of August 5, 2013, we had approximately 9.2 million ordinary shares issued and outstanding.  In addition, approximately 1.0 million additional ordinary shares are issuable upon exercise of outstanding options under our equity incentive plans. In addition, STINS COMAN, our controlling shareholder, may (subject to restrictions under Israeli law discussed elsewhere in this prospectus) exercise its right to convert additional funds that we may borrow from time to time under the Convertible Loan into ordinary shares, including $1,000,000 outstanding under the Convertible Loan that may be converted by STINS COMAN into 292,385 of our ordinary shares.  Sales of ordinary shares previously issued in private placements or issuable upon exercise of options or conversion of the Convertible Loan, or even the prospect of such sales or issuances, could materially adversely affect the market price of our ordinary shares and our ability to raise capital through our offering of securities at acceptable prices. A substantial decrease in the market price of our ordinary shares could also discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, prospects, financial condition and results of operations.

We will have broad discretion in how we use the proceeds, and we may use the proceeds in ways in which you and other stockholders may disagree.

We plan to use the net proceeds from the sale of our ordinary shares in this offering for general corporate purposes, which may include working capital, research and development expenses, further development and commercialization of our indoor optical wireless technology, strategic acquisitions and investments and general and administrative expenses. Our management will have broad discretion in the application of the proceeds of this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our ordinary shares.

You may experience immediate and substantial dilution.

The offering price per share in this offering may exceed the net tangible book value per share of our ordinary shares outstanding prior to this offering. By way of example, assuming we sold [  ] million shares at an assumed price to the public of $3.14 per share, the last reported sale price of our ordinary shares on the NASDAQ on August 6, 2013 for aggregate gross proceeds of $[  ] million, after deducting commissions and estimated aggregate offering expenses payable by us, you will experience immediate dilution of $[  ] per share in the net tangible book value of our ordinary shares. The conversion into ordinary shares of any additional amounts we may draw down under the Convertible Loan or exercise of outstanding options may result in further dilution of your investment. See the section entitled “Dilution” below for a more detailed illustration of the dilution you would incur if you participate in this offering.

We do not intend to pay dividends.

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this prospectus that are considered "forward-looking statements," within the meaning of applicable securities laws, including Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts, “projects,” “should,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms.

The forward-looking statements contained in this prospectus reflect our views as of the date of this prospectus about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. Readers are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Any forward-looking statements contained in this prospectus speak only as of the date hereof, and we caution readers not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained herein will prove to be accurate.

Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements.

USE OF PROCEEDS

We plan to use the net proceeds from the sale of the our ordinary shares in this offering for general corporate purposes, and working capital, primarily for (1) sales and marketing efforts related to our sales and marketing strategy for our new Beamcaster™  and PatchView Plus products, (2) research and development related to the continued development of our Beamcaster™, PatchView Plus and other IIM products, and (3) strategic acquisitions and investments, if any.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the board of directors may deem relevant.

Dividends on our ordinary shares may be paid only out of profits, as defined in the Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher. Our board of directors is authorized to declare dividends, provided that there is not reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Profits, for purposes of the Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deduction of previous distributions that were not already deducted from the surpluses, as evidenced by financial statements prepared no more than six months prior to the date of distribution. In general, our board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed and, if after seven years since a dividend has been declared, it is still unclaimed, it is forfeited.  We are not obligated to pay interest on an unclaimed dividend.

PRICE RANGE OF ORDINARY SHARES

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol "RITT."

The annual high and low sale prices for our ordinary shares for the five most recent full fiscal years are:

Year Ended December 31,	High ($)	Low ($)

2008*	0.94	0.30
2009*	3.50	0.25
2010	13.45	1.10
2011	12.94	2.55
2012	6.88	2.28

* Reflects adjustments for one-for-eight reverse split effected on August 24, 2009.

The quarterly high and low sale prices for our ordinary shares for the two most recent full fiscal years and any subsequent period are:

Financial Quarter	High ($)	Low ($)
2011
Q1	8.34	4.27
Q2	12.94	2.55
Q3	9.30	2.90
Q4	5.90	2.59

2012
Q1	4.24	3.00
Q2	4.39	2.28
Q3	6.88	2.62
Q4	5.15	3.60

2013
Q1	4.74	3.00
Q2	4.88	3.35

The monthly high and low sale prices for our ordinary shares during the past six months were:

Month	High ($)	Low ($)
August 2013 (through August 6, 2013)	3.25	2.93
July 2013	3.80	2.82
June 2013	4.40	3.35
May 2013	4.88	3.86
April 2013	4.70	3.67
March 2013	4.74	3.26
February 2013	4.20	3.40
January 2013	4.00	3.00

The closing price of our ordinary shares on NASDAQ on August 6, 2013, was $3.14 per share.

Based on a review of the information provided to us by our transfer agent, as of July 29, 2013, there were 12 holders of record of our ordinary shares, of which record holders, holding approximately 14% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co.).

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization as of March 31, 2013:

•	on an actual (historical) basis; and

•
on a pro forma as adjusted basis to give effect to (i) the receipt by us of estimated net proceeds of $[  ] million from the issuance and sale of [  ] ordinary shares offered by us, assuming an offering price of $[  ] per share, which was the last sale price of our ordinary shares as reported on NASDAQ on [  ], 2013, after deducting the underwriting discount and estimated offering expenses payable by us.

The information in this table should be read in conjunction with, and is qualified by reference to, our unaudited consolidated financial balance sheet  as of and for the three months ended March 31, 2013 and other financial information included in this prospectus.

	As of March 31, 2013
	Historical	Pro Forma As Adjusted
	(in thousands of U.S. dollars)
Cash and cash equivalents	1,503	[	]

Total debt, including current portion (1)	22	[	]

Shareholders' equity (2):
Ordinary shares of NIS 0.8 par value;
10,000,000 authorized, 8,714,958 issued and outstanding, actual; 50,000,000 authorized, [_________] issued and outstanding, pro forma as adjusted	1,867	[	]

Additional paid-in capital	58,267	[	]
Treasury stock	(27)	[	]
Accumulated deficit	(55,621)	([	])
Total shareholders' equity	4,486	[	]

Total capitalization	4,508	[	]
____________________

(1)	Does not include contingent liability, including interest, to the Chief Scientist in the approximate amount of $1.2 million as of August 5, 2013, in respect of grants received.

(2)
Does not include (1) options to purchase 367,500 ordinary shares that we have granted under our 2003 Share Option Plan since March 31, 2013, (2) 449,738 ordinary shares that have been acquired by STINS COMAN since March 31, 2013, upon conversion of approximately $2.0 million in amounts outstanding under the Convertible Loan and (3) 292,385 ordinary shares that may be acquired by STINS COMAN as of August 5, 2013 upon conversion of the $1,000,000 outstanding under the Convertible Loan.

DILUTION

If you purchase ordinary shares from us, your interest will be diluted to the extent of the difference between the public offering price per share you pay and the net tangible book value per share of our ordinary shares immediately after this offering. Our net tangible book value as of [  ], 2013, was approximately $[  ] million, or $[  ] per share. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets of approximately zero, and dividing this amount by the [  ] issued and outstanding ordinary shares as of [  ], 2013.

For illustration purposes, assuming we sold [  ] shares at an assumed price to the public of $[  ] per share, the last reported sale price of our ordinary shares on [  ], 2013, and after deducting the estimated commissions and offering expenses of $[  ] payable by us in such event, our adjusted net tangible book value as of [  ], 2013 would have been approximately $[  ] million, or $[  ] per share. This would represent an immediate increase in the net tangible book value of approximately $[  ] per share to our existing shareholders and an immediate and substantial dilution in net tangible book value of $[  ] per share to new investors. The following table illustrates this calculation on a per share basis:

	Existing Stockholders (Approx.)		New Investors (Approx.)
Public offering price per share			$	[ ]
Net tangible book value per share as of [ ], 2013	$	[ ]
Increase per share attributable to investors participating in this offering	$	[ ]
As adjusted net tangible book value per share after this offering	$	[ ]	$	[ ]
Dilution per share to investors participating in this offering			$	[ ]

The information in the table above is provided for illustrative purposes and assumes that [  ] million ordinary shares offered hereby is sold at the offering price of $[  ] per share.

The information in the foregoing table does not take into account further dilution to new investors that could occur upon the exercise of outstanding options or conversion of principal amounts outstanding or that may be drawn under the Convertible Loan and having a per share exercise or conversion price less than the price per share at which new investors purchase the shares offered hereby. As of August 5, 2013, there were 9,180,724 ordinary shares outstanding, which does not include 1,034,556 ordinary shares issuable upon exercise of outstanding stock options under our stock option plans as of that date, at a weighted average exercise price of $4.68 and 292,385 ordinary shares that may be acquired by STINS COMAN upon conversion of the $1,000,000 outstanding under the Convertible Loan.

If the underwriters exercise the over-allotment option in full in this offering, our adjusted net tangible book will be $[   ], or $[  ] per share, representing an immediate increase in pro forma net tangible book value of approximately $[  ] per share attributable to this offering to our existing shareholders and an immediate and substantial dilution of $[  ] per share to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the selected consolidated balance sheet data as of December 31, 2012 and 2011, and the selected consolidated operating data for the years ended December 31, 2012, 2011, and 2010 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected consolidated balance sheet data as of December 31, 2010, 2009, and 2008 and the selected consolidated operating data for the years ended December 31, 2009 and 2008 from our audited consolidated financial statements not included in this prospectus. We have derived the selected consolidated statement of operations for the three months ended March 31, 2012 and 2013 and balance sheet data as of the three months ended March 31, 2013 from our unaudited condensed consolidated statement of operations and balance sheet included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following selected consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
OPERATING DATA	2012	2011	2010	2009	2008	2013	2012
						(Unaudited)
	(In thousands of U.S. dollars, except share and per share data)
Sales	8,436	13,720	11,400	8,655	22,556	1,771	1,362
Cost of sales	7,065	7,489	6,319	4,710	11,080	1,137	1,145
Gross profit	1,371	6,231	5,081	3,945	11,476	634	217

Operating expenses:
Research and development, gross	3,922	1,871	1,976	3,158	3,781	1,548	695
Less - royalty bearing participation	-	-	(73)	(206)	(104)	-	-
Research and development, net	3,922	1,871	1,903	2,952	3,677	1,548	695
Sales and marketing, net	5,465	5,684	4,581	5,268	6,351	1,218	1,519
General and administrative	3,043	2,463	2,012	2,065	2,718	712	772
Total operating expenses	12,430	10,018	8,496	10,285	12,746	3,478	2,986

Operating loss	(11,059)	(3,787)	(3,415)	(6,340)	(1,270)	(2,844)	(2,769)

Financing loss, net	(48)	(102)	(71)	(110)	52	(37)	(52)
Other income, net	-	32	-	-	-	-	-
Loss before income tax expense	(11,107)	(3,857)	(3,486)	(6,450)	(1,218)	(2,881)	(2,821)
Taxes on income	-	-	-	-	-	-	-
Net loss	(11,107)	(3,857)	(3,486)	(6,450)	(1,218)	(2,881)	(2,821)

Net loss per share - basic and diluted	(1.91)	(0.88)	(1.10)	(2.48)	(0.59)	(0.37)	(0.54)

Weighted average number of ordinary shares outstanding – basic and diluted	5,802,803	4,378,942	3,171,124	2,604,428	2,060,697	7,727,831	5,209,122

	As of December 31,					As of March 31, 2013
BALANCE SHEET DATA	2012	2011	2010	2009	2008
	(In thousands of U.S. dollars, except per share data)
						Unaudited
Working capital*	4,965	5,375	4,361	4,528	8,975	4,180

Total assets	9,672	10,501	9,683	9,555	16,836	8,705

Share capital and additional paid-in capital	55,030	46,668	40,707	37,352	37,213	60,107

Shareholders' equity	2,290	5,035	2,931	3,062	9,373	4,486

* Working capital means total current assets minus total current liabilities.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with our annual consolidated financial statements and the related notes as well as our quarterly financial information included elsewhere in this prospectus. These financial statements have been prepared in accordance with U.S. GAAP.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in "Risk Factors" above.

Overview

We commenced operations in 1989. We are a leading provider of IIM solutions and a developer of an innovative indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. Our IIM solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions. Our Beamcaster™ product is the first of our indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. During the third quarter of 2013, we commenced selling initial pilot installations of Beamcaster™.

Financial Highlights For Quarter Ended March 31, 2013

Revenues: Revenues for the three months ended March 31, 2013 totaled $1.8 million, a 30% increase compared with $1.4 million for the three months ended March 31, 2012. The increase was attributable primarily to increased sales in Africa, Latin America and Asia Pacific, partially offset by decreased sales in Europe and Israel. During the first quarter of 2012, we began our internal reorganization with the hiring of new senior management, including a new CEO, which adversely affected our revenues in that period.

Cost of sales: Cost of sales as a percentage of revenues for the three months ended March 31, 2013 was 64.2%, compared to 84.1% for the same period in 2012. Cost of sales percentage increased in the first quarter of 2012, as a result of the decreased sales during such period, while fixed costs remained the same during the quarter. The increase in sales during the first quarter of 2013 brought our cost of sales percentage closer to our historical cost of sales percentage.

Operating expenses: Operating expenses for the first quarter of 2013 totaled $3.5 million, an increase of 16.5% compared with $3.0 million for the first quarter of 2012. The increase primarily resulted from the increase in our R&D expenses of $0.9 million during the first quarter of 2013 as compared to the first quarter of 2012 resulting from our continued investment in the development of our new products as well an increase in stock compensation expense of $0.5 million as a result of the issuance of stock options to employees during the period. This was partially offset by a decrease in sales and marketing expense of $0.3 million which was primarily attributable to the closing of ineffective sales channels during the second half of fiscal 2012 and the resulting decrease in costs and a decrease in general and administrative expense of $0.1 million during the first quarter of 2013 as compared to the first quarter of 2012.

Net loss: Net loss for the first quarter of 2013 was $2.9 million, compared with $2.8 million for the first quarter of 2012. The increase in net loss was related primarily to the items described above.

Cash and cash equivalents: Our cash and cash equivalents decreased from $2.2 million as of December 31, 2012 to approximately $1.5 million as of March 31, 2013. As of March 31, 2013, we had drawn down, in the aggregate, principal amount of approximately $20.9 million under the Convertible Loan Agreement, all of which has been converted into ordinary shares. As of March 31, 2013, we could borrow up to an additional $14.1 million from STINS COMAN under the Convertible Loan Agreement.

Shareholders’ equity: Our shareholders’ equity increased from approximately $2.3 million as of December 31, 2012 to approximately $4.5 million as of March 31, 2013 as a result of the conversion by STINS COMAN of approximately $4.5 million of the Convertible Loan into ordinary shares in accordance with the Convertible Loan, partially offset by the losses recorded during the first quarter of 2013.

Financial Highlights For Full Year 2012

Revenues: 2012 revenues totaled $8.4 million, a 39% decrease compared with $13.7 million in 2011. The decrease was attributable primarily to our internal reorganization with the hiring of new senior management, including a new vice-president of sales, and the closing of ineffective sales channels.

Cost of sales: Cost of sales as a percentage of revenues in 2012 was 84%, compared to 55% in 2011. The increase was primarily a result of the discontinuation of our carrier product line and the resulting write-off of related inventory in the amount of $0.7 million, as well as the decrease in sales.

Operating expenses: Operating expenses for 2012 totaled $12.4 million, an increase of 24% compared with $10.0 million in 2011. The increase resulted primarily from our investment in the development of new products, resulting in an increase of R&D expenses by $2.0 million from $1.9 million in 2011 to $3.9 million in 2012.

Net loss: Net loss for 2012 was $11.1 million, compared with $3.9 million in 2011. The increase in net loss was related primarily to the decrease in sales as well as the increase in cost of sales and R&D expenses.

Cash and cash equivalents: Our cash and cash equivalents increased from $0.9 million as of December 31, 2011 to approximately $2.2 million as of December 31, 2012. As of December 31, 2012 we had drawn down a total principal amount of approximately $19.4 million under the Convertible Loan Agreement, of which $16.4 million had been converted into ordinary shares. As of December 31, 2012, we could borrow up to an additional $15.6 million from STINS COMAN under the Convertible Loan Agreement.

Shareholders’ equity: Our shareholders’ equity decreased from $5.0 million as of December 31, 2011 to approximately $2.3 million as of December 31, 2012 as a result of the losses recorded during 2012, which was partially offset by the conversion of approximately $8.0 million of debt into ordinary shares by STINS COMAN in accordance with the Convertible Loan.

Trend Information

Macro-Economic Environment

Our target markets have been affected by a worldwide recession that began in 2008. There was a slight recovery in 2009, however, the recovery process in much of the developed world has been slower than expected, and we witnessed large infrastructure projects continue to be delayed and/or minimized to the lowest possible investment. The recession in Europe is currently expected to continue through 2014, while in contrast, the economies of a number of emerging regions, including Latin America, India, China, Africa and certain others, have been growing. However, there can be no assurance regarding the future continuity of these trends or their effects on our business and operating results.

Technological Trends

Enterprise: We see a growing number of data center projects and a significant ongoing investment in data center infrastructure. One of the key drivers of this trend is the fact that a data center must demonstrate reliability of 99.995% availability to be classified as a Tier 4 facility. In order to achieve this challenging target, data centers are investing in reliable, technologically advanced equipment, including physical network infrastructure components and increasingly, in advanced infrastructure management tools. As such, sales of enterprise solutions are growing.

RiT is one of the few enterprise solution companies whose portfolio contains both physical network infrastructure components and comprehensive infrastructure management tools. To support data center needs for high quality foundation components, we continue to expand our portfolio of structured cabling offerings, especially in the fiber-optic segment. The use of fiber-optic infrastructure components in data centers is expanding due to their superior ability to support higher bandwidth and massive data traffic. The industry is currently discussing the transition to provide support for 40G and 100G data rates, and future directions may be even higher. Given increasing data center investment in high-end solutions, we offer state-of-the-art solutions for both fiber-optic and copper environments and assure that all of our products exceed the requirements established by industry standards.

Beamcaster™. The indoor network for commercial and residential office space is currently dominated by cabling infrastructure of copper or optical fibers, with the use of Wi-Fi routers in open spaces. According to a research report published by Infonetics Research in April 2011, the high-speed network port market is expected to grow to $52 billion in 2015. In another study published by FTM Consulting, Inc. in May 2011, which examines and forecasts the three major types of copper cables: UTP (unshielded twisted pair), STP (shielded twisted pair) and Coax (coaxial cables), the total copper cable market for SCS (structured cabling systems) is forecasted to grow from $4 billion in 2011, at a 20.8% rate, to more than $10 billion by 2016. According to the study, most of this growth is driven by existing installations upgrading from early Cat 5 UTP cabling as well as the need for copper cable in new networking applications, such as VOIP (voice over IP) or data centers. BSRIA estimates that the global market volume of structured cable systems in 2012 was approximately $6 billion and is expected to grow to almost $7 billion at the end of 2014. With what we believe is the growing demand for back-up data, video storage, peer-to-peer file sharing, cloud computing and other similar applications, we believe that there will be a corresponding growth in the building and renovation of colocation and enterprise data centers. In particular, we believe that the current industry IT development trends relevant to our targeted markets are (1) the increasing demand and usage of 1 and 10 GBPS (gigabytes per second) bandwidth equipment, (2) faster growth of emerging markets, and (3) the increasing use of fiber. However, we cannot assure you that in the future these trends will not change or that they will continue to grow at their respective current rates.

Our Beamcaster™ solution is intended to address the overly complex design of network infrastructure, costly and timely installation, security and performance  by reducing the need for both cabling and switches, while (1) significantly enhancing organizational security using symmetrical, bi-directional optical links (2) reducing the need for cabling, and (3) initially offering  competitive bandwidth of 1 to 10 GBPS with potential future increased bandwidth (Wi-Fi maximum bandwidth is up to 1.0 GBPS). We believe that our Beamcaster™ solution will present an attractive offering for customers who want to deploy an ultra-high-speed network infrastructure in an expedited and cost-effective manner, including customers looking to replace their old low-performance network cabling infrastructure.

Critical Accounting Policies

The preparation of our financial statements in conformity with generally accepted accounting principles requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates on a regular basis and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent. Some of those judgments can be subjective and complex, and consequently, actual results may differ from those estimates. For any given individual estimate, judgment or assumption made by us, there may be alternative estimates, judgments or assumptions, which are also reasonable. The following sections include references to certain critical accounting policies that are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements. These policies are also discussed in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

We believe that the following significant accounting policies are the basis for the most significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue recognition

We follow very specific and detailed guidelines for the measurement of revenue, several of which are discussed below.  However, such guidelines may require the exercise of certain judgments, estimates and assumptions.

         Contracts and customer purchase orders are generally used to determine the existence of an arrangement. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectability based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. When the sale arrangement includes customer acceptance provisions, revenue is not recognized before we have demonstrated that the criteria specified in the acceptance provisions have been satisfied, including a written approval received from the customer.

        We apply the guidance in Accounting Standards Codification, or ASC, 605 “Revenue Recognition” to determine if the contract or arrangement contains more than one unit of accounting, as defined in ASC Topic 605, and, if applicable, the allocation of the arrangement consideration to such units of accounting.

All of our contracts include a warranty period and some also include training services.  We have no obligation to provide installation services or customer service and support with sales of our products. In some cases, we offer support agreements as separate items with their own prices and sales terms.

We believe that in the future these services/features may be sold separately, after the delivery of the systems.

We sell most of our products and solutions through distributors, strategic alliance partners, value-added resellers, system integrators, OEMs and installers. We generally recognize revenue at the time of shipment to such distribution channels.

Amounts received from customers prior to product shipment are classified as advances from customers.

We generally do not grant the right to return except for replacement of defective products, for which a warranty allowance is recorded.

Allowances for product warranties

In general, we provide a 12-to-24 month warranty on all of our hardware products except for SMART Cabling System components, for which, when installed by a certified cabling installer registered with us, we provide 20-to-25 year warranty for system performance. The balance sheet provision for warranties for all periods through March 31, 2013 is determined based upon our experience regarding the relationship between sales and actual warranty expenses incurred. See Note 2 to our consolidated financial statements included elsewhere in this prospectus. This determination may require the exercise of certain judgments, estimates and assumptions.

The warranty for our products is a basic manufacturer warranty accounted for under ASC “Topic 450 Contingencies” and is not a portion of multiple element revenue.  Besides the warranty period, we have no obligation for continuing customer service and support.

Our provision for warranty claims is calculated on a quarterly basis. Based on past years’ experience, the calculation of the product warranty provision is based on a fixed percentage of sales.

Allowances for doubtful accounts

Our financial statements include an allowance that we believe adequately reflects the potential loss inherent in existing receivables for which collection is in doubt.  In determining the adequacy of the allowance, we base our estimate on information-at-hand regarding the financial situation of debtors, the volume of their operations, the age of the balance owed, evaluation of security received from them or their guarantors and the existence of credit insurance policies and the terms of payment. If there is a substantial deterioration in a major customer's credit worthiness, or if actual defaults are higher than our historical experience, our estimates of the recoverability of amounts due to us could be adversely affected.  This would result in an increase in our allowance for bad and doubtful debts, resulting in an increase in our general and administrative expenses and a decrease in our trade receivables.

The balance sheet allowance for doubtful debts for all the periods through March  31, 2013 is determined as a specific amount for all accounts for whom collection is uncertain. In performing this evaluation, significant judgments and estimates are involved based upon the factors that affect a debtor's ability to pay, all of which can change rapidly and without advance warning.

Inventories

Inventories are stated at the lower of cost or market.  In respect of work-in-process and finished products, the cost of raw materials and components is determined using the moving average basis and labor costs, and the cost of overhead components is determined on the basis of actual manufacturing costs.  In determining inventory value, we make assumptions as to the market value of inventory.  If there is a sudden and significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of a rapidly changing technology and customer requirements, we may be required to increase our inventory write–downs and our gross margin could be adversely affected.  In addition, we add the overhead from our manufacturing process to the cost of our inventory items. The amount of overhead allocated to cost of revenues is reviewed and updated periodically.  We had no write-offs of inventory for the first quarters of 2013 and 2012, whereas write-offs of inventory in 2012 was $0.8 million, and $0.1 million in 2011 The increase between 2011 and 2012 primarily resulted from the write-off of $0.7 million in inventory related to the discontinuation of our Carrier product line.

Accounting for Stock-based Compensation

As of March 31, 2013, we had several employee compensation plans, which are more fully described in "Management – Compensation of Directors and Officers – Share Option Plans”. Prior to January 1, 2006, we accounted for those plans under the recognition and measurement provisions of ASC Topic 718, "Compensation – Stock Compensation”, and related interpretations as permitted by ASC Topic 718. Effective January 1, 2006, we adopted the fair value recognition method detailed in ASC Topic 718 using the modified prospective transition method. Under that transition method, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of ASC Topic 718, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of ASC Topic 718.

The fair value of each option grant is estimated on the date of grant using the Black - Scholes option pricing model using the following assumptions:

•	The current price of the share is the fair market value of such shares at the date of issuance;

•	Dividend yield of zero percent for all relevant periods

•	Risk free interest rates are as follows:

Three months ended March 31,	Interest rate (%)
2013	0.4
2012	0.5

Year ended December 31,	Interest rate (%)
2012	0.5
2011	0.8
2010	--

•	In the first quarter of 2013, grants of options totaled 153,500 compared to 196,646 in the first quarter of 2012;

•	In 2012, grants of options totaled 338,038;

•	In 2011, grants of options totaled 217,850;

•	In 2010, there were no grants of options;

•	Expected term of four years for each option granted; and

•
Expected volatility of 125.60% and 132.11% for the first quarter of 2013 and the first quarter of 2012, respectively, and 106.67%, 127.24% and 88.54% for the years ended December 31, 2012, 2011 and 2010, respectively.

Most of our option awards are generally subject to ratable vesting over a service period.  In those cases, we recognize compensation cost on a straight-line basis over the requisite service period for the entire award.

With respect to non-employees, we apply the fair value-based method of accounting set forth in ASC Topic 718 and ASC Topic 505 Equity, to account for stock-based compensation to non-employees. Using the fair value method, the total compensation expense is computed based on the fair value of the options on the date the options are fully vested.

Accounting for Income Taxes

ASC Topic 740 Income Taxes contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. We have recorded a valuation allowance of approximately $16.1 million as of March 31, 2013, which relates primarily to the total value of the deferred tax asset consisting of our net operating loss carry-forwards. This indicates our management’s current determination that because we have yet to generate taxable income, we cannot determine that it is more likely than not that we will be able to use this asset in the future. For the three months ended March 31, 2013 and the year ending December 31, 2012, we did not generate any taxable income. In the event that we generate taxable income in the future, we may be required to adjust our valuation allowance.

While we believe the resulting tax balances as of March 31, 2013 and as of December 31, 2012, 2011 and 2010 are appropriately accounted for in accordance with ASC Topic 450 "Contingencies" and ASC Topic 740 "Income Taxes" as applicable, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire. See Note 7 to our consolidated financial statements included elsewhere in this prospectus.

Results of Operations

Comparison of Q1 2013 and Q1 2012

The following table sets forth, for the periods indicated, certain financial data expressed in dollars (U.S. dollars in thousands) and as a percentage of total revenue:

	March 31,
	2013		2012
Sales	$1,771	100.0%	$1,362	100.0%
Cost of sales	1,137	64.2%	1,145	84.1%
Gross profit	634	35.8%	217	15.9%
Operating expenses
Research and development, net	1,548	87.4%	695	51.0%
Sales and marketing, net	1,218	68.8%	1,519	111.5%
General and administrative	712	40.2%	772	56.7%

Total operating expenses	3,478	196.4%	2,986	219.2%

Operating loss	(2,844)	(160.6)%	(2,769)	(203.3)%
Financing loss, net	(37)	(2.1)%	(52)	(3.8)%
Loss before income tax expense	(2,881)	(162.7)%	(2,821)	(207.1)%
Taxes on income	-		-
Net loss	$(2,881)	(162.7)%	$(2,821)	(207.1)%

Sales.  Sales consist of gross sales of products less discounts. For additional details regarding the manner in which we recognize revenues, see the discussion under “Critical Accounting Policies - Revenue Recognition” above.

Primarily all of our revenues in the first quarter of 2013 and the first quarter of 2012 were from sales of enterprise solutions. The following table provides a breakdown of our revenues (including maintenance and services revenues) by geographical area (based on location of customers) and relative percentages of our total revenue during the periods indicated (U.S. dollars in thousands):

	March 31,
	2013		2012
United States	$16	1%	$23	2%
Europe	689	39%	738	54%
Israel	483	27%	475	35%
Latin America	75	4%	6	0%
Asia Pacific	369	21%	70	5%
Rest of the World	139	8%	50	4%
Total	$1,771	100%	$1,362	100%

Sales increased to approximately $1.8 million in the first quarter of 2013, a 30% increase compared with $1.4 million for the first quarter of 2012. The increase was attributable primarily to increased sales in Latin America, Asia Pacific and the Rest of the world partially offset by decreased sales in Europe. During the first quarter of 2012, we began our internal reorganization with the hiring of new senior management, including a new CEO, which adversely affected our revenues in the first quarter of 2012.

Cost of Sales.  Cost of sales consists primarily of materials, sub-contractors expenses, warranty expenses, compensation costs attributable to employees, write-downs of inventory and overhead expenses related to our manufacturing operations.

Cost of sales was approximately $1.1 million in both the first quarter of 2013 and the first quarter of 2012. Cost of sales percentage increased in the first quarter of 2012, as a result of the decreased sales during such quarter, while fixed costs remained the same during the quarter. The increase in sales during the first quarter of 2013 brought our cost of sales percentage closer to our historical cost of sales percentage.

Gross Profit. Gross profit increased from 15.9% in the first quarter of 2012 to 35.8% in the first quarter of 2013, mainly due to the increase in sales during the period, as described above.

Operating Expenses. The following table sets forth a breakdown of our operating expenses for the periods indicated:

	Three Months Ended March 31,
	2013	2012	2013 vs. 2012
	(Dollars in thousands)
Research and development, net	$1,548	$695		123%
Selling and marketing	1,218	1,519		(20)%
General and administrative	712	772	(8	) %
Total	$3,478	$2,986		17%

Research and Development Expenses. R&D expenses consist primarily of compensation costs attributable to employees engaged in ongoing R&D activities, development-related raw materials and sub-contractors, and other related costs. We expect to invest significant amounts in the continued development of our products in the coming years.

R&D expenses were approximately $1.5 million in the first quarter of 2013 compared with $0.7 million in the first quarter of 2012. As a percentage of sales, R&D expenses increased to 87.4% of sales in the first quarter of 2013, from 51.0% of sales in the first quarter of 2012, resulting mainly from our continued investment in the development of new products as well an increase in stock compensation expense of $0.5 million during the period as a result of the issuance of stock options to employees.

We did not receive any grants from the Israeli Office of the Chief Scientist during either of the periods.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in sales and marketing activities, promotion, advertising, trade shows and exhibitions, sales support, travel, commissions and related expenses.

Sales and marketing expenses were approximately $1.2 million in the first quarter of 2013compared with approximately $1.5 million in the first quarter of 2012, a decrease of $0.3 million. This decrease was primarily attributable to the closing of certain ineffective sales channels during the second half of fiscal 2012 and the resulting decrease in costs.

General and Administrative. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance and administrative costs and doubtful debt expenses.

General and Administrative Expenses were approximately $0.7 million in the first quarter of 2013 compared with approximately $0.8 million in the first quarter of 2012.

Financing Loss, Net. Financing loss, net was approximately $37,000 in the first quarter of 2013 compared with financing loss, net of approximately $52,000 in the first quarter of 2012.

Net loss: Net loss for the first quarter of 2013 was approximately $2.9 million, an increase of 2.1% compared with approximately $2.8 million in the first quarter of 2012. The slight increase in net loss was a result of the factors described above.

Comparison of 2012 and 2011

The following table sets forth, for the periods indicated, certain financial data expressed in dollars (U.S. dollars in thousands) and as a percentage of total revenue:

	December 31,
	2012		2011		2010
Sales	$8,436	100.0%	$13,720	100.0%	$11,400	100.0%
Cost of sales	7,065	83.7%	7,489	54.6%	6,319	55.4%
Gross profit	1,371	16.3%	6,231	45.4%	5,081	44.6%
Operating expenses:
Research and development, net	3,922	46.5%	1,871	13.6%	1,903	16.7%
Sales and marketing, net	5,465	64.8%	5,684	41.4%	4,581	40.2%
General and administrative	3,043	36.1%	2,463	18.0%	2,012	17.6%

Total operating expenses	12,430	147.3%	10,018	73.0%	8,496	74.5%

Operating loss	(11,059)	(131.1)%	(3,787)	(27.6)%	(3,415)	(30.0)%
Financing loss, net	(48)	(0.6)%	(102)	(0.7)%	(71)	(0.6)%
Other income, net	-	0.0%	32	0.2%	-	0.0%
Loss before income tax expense	(11,107)	(131.7)%	(3,857)	(28.1)%	(3,486)	(30.6)%
Taxes on income	-	0.0%	-	0.0%	-	0.0%
Net loss	$(11,107)	(131.7)%	$(3,857)	(28.1)%	$(3,486)	(30.6)%

                Sales. The following table provides a breakdown of our revenues (including maintenance and services revenues) by type of revenues and relative percentages of our total revenue during the last three fiscal years (U.S. dollars in thousands):

	Year Ended December 31,			% Change	% Change
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Enterprise solutions	$8,430	$13,160	$10,833	(36)%	21%
Other solutions	6	560	567	(99)%	(1)%
	$8,436	$13,720	$11,400	(39)%	20%

The following table provides a breakdown of our revenues (including maintenance and services revenues) by geographical area (based on location of customers) and relative percentages of our total revenue during the last three fiscal years (U.S. dollars in thousands):

	December 31, *
	2012		2011		2010
United States	$91	1%	$1,360	10%	$546	5%
Europe	3,194	38%	5,660	41%	4,699	41%
Israel	2,118	25%	2,137	16%	1,966	17%
South and Latin America	1,184	14%	400	3%	599	5%
Asia Pacific	1,677	20%	3,654	27%	3,395	30%
Rest of the World	172	2%	509	4%	195	2%
	$8,436	100%	$13,720	100%	$11,400	100%

                 Sales decreased to approximately $8.4 million in 2012 from approximately $13.7 million in 2011, primarily due to our internal reorganization with the hiring of new senior management, including a new vice-president of sales, and the closing of ineffective sales channels. Sales of our enterprise solutions in 2012 decreased by 36% as compared to 2011, mainly due to decreased sales of such systems in North America, Asia Pacific and Europe. Our carrier revenues in 2012 decreased by 99% compared with 2011, mainly due to the lack of demand for this type of product over recent years. In connection with this reduction, we decided in December 2012 to discontinue this product line.

                Cost of Sales.  Cost of sales was approximately $7.1 million in 2012 compared with $7.5 million in 2011. This decrease is primarily a result of the discontinuation of our carrier product line and the resulting write-off of the related inventory in the amount of $0.7 million as well as the decrease in sales. Our total inventory write-down charge in 2012 was $0.8 million compared with $0.1 million in 2011.

                Gross Profit. Gross profit decreased from 45.4% in 2011 to 16.3% in 2012, mainly due to the decrease in sales during the year and the write-off of the carrier inventory, as described above.

                Operating Expenses. The following table sets forth a breakdown of our operating expenses for the periods indicated (U.S. dollars in thousands):

	Year Ended December 31,			% Change	% Change
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Research and development, net	3,922	1,871	1,903	110%	(2)%
Selling and marketing	5,465	5,684	4,581	(4)%	24%
General and administrative	3,043	2,463	2,012	24%	22%
	12,430	10,018	8,496	24%	18%

                Research and Development Expenses. R&D expenses were approximately $3.9 million in 2012 compared with $1.9 million in 2011. As a percentage of sales, R&D expenses increased to 46.5% of sales from 13.6% of sales in 2011, resulting mainly from our investment in the development of new products in 2012 and the decrease in sales during 2012.

                We did not receive any grants from the Israeli Office of the Chief Scientist during either of 2012 or 2011.

                Sales and Marketing Expenses. Sales and marketing expenses were approximately $5.5 million in 2012 compared with approximately $5.7 million in 2011, a decrease of $0.2 million.

                General and Administrative Expenses. General and administrative expenses were approximately $3.0 million in 2012 compared with approximately $2.5 million in 2011.

                Financing  Loss, Net. Net financing loss was approximately $48,000 in 2012 compared with net financing loss of approximately $0.1 million in 2011.

                Net loss: Net loss for 2012 was $11.1million, an increase of 188% compared with $3.9 million in 2011. The increase in net loss was a result of the factors described above.

Comparison of 2011 and 2010

                Sales.  Sales increased to approximately $13.7 million in 2011 from approximately $11.4 million in 2010, primarily due to an increase of 21% in our enterprise solutions revenues, mainly due to increased sales of such systems in North America and Europe. Our carrier business revenues in 2011 decreased by 1% compared with 2010.

Cost of Sales.  Cost of sales was approximately $7.5 million in 2011 compared with $6.3 million in 2010. This increase resulted mainly from the costs associated with increased sales and the mix of our enterprise sales during the year. Our inventory write-down charge was $0.1 million in both 2011 and 2010.

                Gross Profit. Gross profit increased from 44.6% in 2010 to 45.4% in 2011, mainly due to the mix of our enterprise sales during the year, as described above.

                Research and Development Expenses. R&D expenses were approximately $1.9 million in 2011 compared with $2.0 million in 2010. As a percentage of sales, R&D expenses decreased to 13.6% of sales in 2011 from 16.7% of sales in 2010, resulting mainly from increase in sales during 2011.

                Grants from the Israeli Office of the Chief Scientist were approximately zero in 2011 and $0.1 million in 2010.

                Sales and Marketing Expenses. Sales and marketing expenses were approximately $5.7 million in 2011 compared with approximately $4.6 million in 2010. The increase was mainly related to the recruitment of new personnel for the sales and marketing department.

                General and Administrative Expenses. General and administrative expenses were approximately $2.5 million in 2011 compared with approximately $2.0 million in 2010.

                Financing Loss, Net. Net financing loss was approximately $0.1 million in 2011 compared with net financing loss of approximately $0.1 million in 2010.

                Net loss: Net loss for 2011 was $3.9 million, compared with $3.5 million in 2010. The increase in net loss was mainly related to the increased investment in sales and marketing.

Research and Development, Patents and Licenses

We believe that our future success will require the continued enhancement of our existing products and solutions as well as the continuous introduction of innovative new commercially-viable products and solutions on a timely basis. We expect to recruit additional R&D employees during 2013 as needed to carry out our development plans.

As of March 31, 2013, we employed 25 persons in R&D. Our gross R&D expenses were approximately $1.5 million and $0.7 million (87.4% and 51.0% of our total sales) for the first quarter of 2013 and the first quarter of 2012, respectively, and $3.9 million in 2012, $1.9 million in 2011 and $2.0 million in 2010 (46.5%, 13.6% and 17.3%, respectively, of our total sales). To date, all R&D expenses have been charged to operating expenses as incurred. Aggregate R&D expenses funded by the Chief Scientist were approximately $0.0 for both of the first quarter of 2013 and 2012 and $0.0 in 2012, $0.0 in 2011 and $0.1 million in 2010.

Grants from the Office of the Chief Scientist

In the past, we have benefited from grants provided by the Israeli Government through the Office of Chief Scientist of the Israeli Ministry of Economy (formerly known as the Ministry of Industry, Trade and Labor), or the Chief Scientist, and we intend to apply for additional grants in the future. However, we cannot presently predict the amounts of any future grants that we may receive, if at all.

The Government of Israel encourages research and development projects through the Chief Scientist pursuant to the Law for the Encouragement of Industrial Research and Development, 5744 - 1984, and the regulations promulgated thereunder, or the R&D Law.  Generally, grants from the Chief Scientist constitute up to 33% of qualifying R&D expenditures for particular approved projects. Under the terms of these Chief Scientist projects, a royalty of 3% to 5% is due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the Chief Scientist. Royalty obligations are usually 100% of the dollar-linked amount of the grant, plus interest. The royalty rate applicable to our programs is generally 3.5%.

The R&D Law provides that know-how developed under an approved research and development program may not be transferred to another person or entity in Israel without the approval of the research committee.  Such approval is not required for the sale or export of any products resulting from such research or development.  The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to another person or entity outside Israel, except in certain special circumstances and subject to prior approval. Generally, the Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel in the following circumstances: (a) the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas); (b) the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how; or (c) such transfer of Chief Scientist-funded know-how arises in connection with certain cooperative research and development activities.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires that the grant recipient and its controlling shareholders and foreign interested parties notify the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient. The law further requires that the new interested party undertakes to the Chief Scientist to comply with the R&D Law.  In addition, the rules of the Chief Scientist may require additional information or representations in respect of certain such events.  For purposes of the R&D Law, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  "Means of control" refers to voting rights or the right to appoint directors or the chief executive officer.  An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

   As of March 31, 2013, our unrecognized contingent liability, including interest, to the Chief Scientist in respect of grants received, was approximately $0.7 million. As of August 5, 2013, the total commitment payable to the Chief Scientist, including interest, amounted to approximately $1.2 million due to an additional grant we received in July 2013.

Impact of Related Party Transactions

We have entered into a number of agreements with our principal shareholder or its affiliates. See “Related Party Transactions” below.

We believe the terms of these related party transactions are beneficial to us and no less favorable than terms which might be available to us from unaffiliated third parties. Our management reviewed the pricing and other items of such transactions and confirmed that they were not materially different than could have been obtained from unaffiliated third parties, or that, in a few cases, the specific circumstances of the transaction made it advantageous to us despite the differences in terms.

                Under the Companies Law and NASDAQ rules, certain transactions and arrangements with interested parties require approval by our Audit Committee (or Compensation Committee, as to compensation matters), Board of Directors, and, in some cases, shareholders.

Liquidity and Capital Resources

In the past few years, we financed our operations through cash generated from operations, R&D and marketing grants from the Government of Israel, short-term bank borrowing and loans from our major shareholder, STINS COMAN, including the conversion thereof into our ordinary shares.

As described below in more detail, as of August 5, 2013, we have the right to draw an additional $11.1 million under the Convertible Loan Agreement until December 31, 2015.

Principal Financing Activities

Our principal financing activities during the past four years were:

•
In June 2009, we entered into the Convertible Loan Agreement with STINS COMAN, according to which STINS COMAN agreed to extend to us a loan of, initially, up to $10 million (the "Maximum Amount") at an annual interest rate of 2.47%. The Convertible Loan Agreement, including the Maximum Amount, has been amended several times. Currently, the Maximum Amount is set at $35 million and the period during which we may call and receive any portion of the loan not already used is scheduled to expire on December 31, 2015 (the "Term"). Under the Convertible Loan Agreement, as amended, we may call and receive any portion of the loan from STINS COMAN, but no more than $5 million at a time (up to the said Maximum Amount of $35 million) and at intervals of at least 30 days between each call request. As of August 5, 2013, we had drawn approximately $23.9 million of the principal of the loan under the Convertible Loan Agreement, which we received in installments, such that we still have available withdrawals of up to $11.1 million.

Part of the outstanding loans from STINS COMAN have been converted into our ordinary shares as follows: (1) in May 2010, approximately $1.5 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 615,485 of our ordinary shares, reflecting an average conversion price of $2.465 per share, (2) in September 2010, approximately $1.5 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 687,128 of our ordinary shares, reflecting an average conversion price of $2.214 per share, (3) in March 2011, approximately $1.2 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 408,787 of our ordinary shares, reflecting an average conversion price of $2.876 per share, (4) in June 2011, approximately $1.0 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 177,006 of our ordinary shares, reflecting an average conversion price of $5.680 per share, (5) in December 2011, approximately $3.2 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 636,874 of our ordinary shares, reflecting an average conversion price of $5.090 per share, (6) in June 2012, approximately $4.2 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 1,146,114 of our ordinary shares, reflecting an average conversion price of $3.667 per share, (7) in December 2012, approximately $3.8 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 1,119,743 of our ordinary shares, reflecting an average conversion price of $3.42 per share, (8) in March 2013, approximately $4.5 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 1,021,166 of our ordinary shares, reflecting an average conversion price of $4.440 per share, and (9) in June 2013, approximately $2.0 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 449,738 of our ordinary shares, reflecting an average conversion price of $4.46 per share.  On each of July 29, 2013 and August 5, 2013, we drew down an additional $500,000 under the Convertible Loan, such that $1,000,000 of principal amount is currently outstanding under the Convertible Loan.   See “Related Party Transactions” below.

Working Capital and Cash Flows

On March 31, 2013, we had cash and cash equivalents of approximately $1.5 million, compared with $2.2 million on December 31, 2012.

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the three months ended March 31, 2013 and 2012 (dollars in thousands):

	Q1 2013	Q1 2012
Net cash used in operating activities	$(1,999)	$(1,078)
Net cash used in investing activities	(29)	(103)
Net cash provided by financing activities	1,348	896

Net cash used for operating activities was $2.0 million in the first quarter of 2013 compared to $1.1 million in the first quarter of 2012. Net cash used for operating activities increased in the first quarter of 2013 primarily as a result of a lower decrease in our trade payables as compared to the first quarter of 2012.

Net cash used in investing activities was $29,000 in the first quarter of 2013 and $103,000 in the first quarter of 2012. Our principal investing activity in both periods was the purchase of property and equipment.

Net cash provided by financing activities was $1.3 million in the first quarter of 2013 and 0.9 million in the first quarter of 2012. The increase is primarily a result of the increase in loan proceeds from the Convertible Loan.

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the years presented (dollars in thousands):

	2012	2011	2010
Net cash used in operating activities	$(8,811)	$(4,589)	$(3,182)
Net cash used in investing activities	(501)	(107)	(61)
Net cash provided by financing activities	10,611	4,189	3,024

Net cash used for operating activities was $8.8 million in 2012 compared to $4.6 million in 2011 and $3.2 million in 2010. Net cash used for operating activities increased in 2012 primarily as a result of our net losses and a decrease in our trade payables.

                Net cash used in investing activities was $0.5 million in 2012, $0.1 million in 2011 and $0.1 million in 2010. Our principal investing activity in 2012, 2011 and 2010, was the purchase of property and equipment.

                Net cash provided by financing activities was $10.6 million in 2012, $4.2 million in 2011 and $3.0 million in 2010. The increase is primarily a result of the increase in loan proceeds from the Convertible Loan.

                Our contractual and contingent obligations and commitments as of December 31, 2012, primarily consisted of obligations associated with our future operating lease obligations, our suppliers’ obligations and a contingent liability to the Chief Scientist. See Note 5 to our consolidated financial statements included elsewhere in this prospectus and “Tabular Disclosure of Contractual Obligations” below.

 Principal Capital Expenditure and Divestitures

During 2012, our capital expenditures totaled approximately $0.5 million (compared to $0.1 million during each of 2011 and 2010), all of which was used for the purchase of machinery, computers and research and development equipment. Other than similar future capital expenditures consistent with the amounts described above, we have no significant capital expenditures in progress.

We did not make any significant divestitures in the past three years.

Outlook

We believe that our cash and cash equivalents, together with cash generated from operations, as well as the availability of additional loans of up to approximately $11.1 million as of August 5, 2013 from STINS COMAN pursuant to the Convertible Loan Agreement, will be sufficient to finance our operations for at least the next 12 months.  Subject to the terms of the Convertible Loan Agreement we are permitted to draw down any remaining principal amount outstanding under the agreement. However, STINS COMAN'S ability to convert any such principal amounts (and accrued interest) into our ordinary shares may be limited since, under Israeli law, if as a result of an acquisition of securities the acquirer will hold more than 90% of a company's outstanding shares, the acquisition must be made by means of a "full tender offer" for all of the outstanding shares (as discussed below in "Description of Securities – Memorandum and Articles of Association – Anti-Takeover Provisions; Mergers and Acquisitions"). As a result of such limitation, our ability to use such conversions of debt to improve our shareholders’ equity may be restricted, which may adversely affect our financial condition and financial results as well as our ability to satisfy the NASDAQ Capital Market's shareholders’ equity requirements and may require us to seek alternative sources of financing, the availability of which cannot be assured.

We cannot assure you that our actual cash requirements will not be greater than we currently expect, if circumstances change during 2013. In addition, we may need to raise additional funds during 2013 to support the execution of our long-term growth strategy described herein. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us. If we are unsuccessful in raising such financing on acceptable terms, we will not be able to carry out our plan and our operations and growth strategy would be materially adversely affected.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

                The following table summarizes our contractual obligations related to our long-term debt, operating leases and accrued severance pay, as of December 31, 2012 (dollars in millions):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations:
Leases on premises	0.6	0.5	0.1	-	-
Operating lease obligations	0.4	0.2	0.2	-	-
Liability in respect of employees' severance benefits*	1.6	0.3	-	-	1.3
Principal shareholder convertible loan	3.0	-	3.0	-	-
Total	$5.70	$1.00	$3.3	$0.00	$1.30

*Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee.

On March 31, 2013, our unrecognized contingent liability to the Chief Scientist in respect of grants received was approximately $0.7 million (including interest). See Note 5 to our consolidated financial statements included elsewhere in this prospectus.  We are required to repay this liability in the form of royalties based on revenues derived from products developed with funding from these grants.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk, including movements in interest rates and foreign currency exchange rates. Our primary market risk exposure occurs because we generate most of our revenues in U.S. dollars and Euros and incur a significant portion of our expenses in NIS. To date, we are not engaged in any hedging transactions and/or derivative financial instruments. If we were to determine that it was in our best interests to enter into any hedging transactions in the future, there can be no assurance that we will be able to do so or that such transactions, if entered into, will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.

Impact of Inflation and Currency Fluctuations

Most of our revenues are denominated in U.S. dollars or are U.S. dollar-linked.  We collect a portion of our revenues in Europe in Euros while most purchases of materials and components, and most marketing costs, are denominated in U.S. dollars or U.S. dollar-linked. The currency of the primary economic environment in which our operations are conducted is, therefore, the U.S. dollar, which is our functional currency.

Since we pay the salaries of our Israeli employees in NIS, the U.S. dollar cost of our operations is influenced mainly by the extent to which inflation in Israel is (or is not) offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. Inflation in Israel will have a negative effect on our profits from contracts under which we are to receive payment in U.S. dollars or are U.S. dollar-linked NIS while incurring expenses in NIS, unless such inflation is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar.

For some time, until 1997, inflation in Israel exceeded the devaluation of the NIS against the U.S. dollar and we experienced increases in the U.S. dollar cost of our operations in Israel. This trend was reversed in 1997 and has continued in reverse for every year thereafter until 2012. In 2012, on an average yearly basis, there was an increase of approximately 8% in value of the U.S. dollar in relation to the NIS (from 3.724 to 4.014) and there was an increase of approximately 8% in the value of the U.S. dollar in relation to the Euro (from 0.748 to 0.809). These changes in the U.S. dollar rate had an immaterial effect on our results in 2012. We cannot assure you that we will not be materially affected in the future from currency exchange rate fluctuations or the rate of inflation in Israel. If the value of the NIS or the Euro starts to rise in value relative to the U.S dollar, our business and financial condition could be negatively impacted.

The following table sets forth, for the periods indicated, (1) devaluation or appreciation of the U.S. dollar against the most significant currencies for our business, i.e., the NIS and the Euro; and (2) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2008	2009	2010	2011	2012
NIS	1.2%	0.7%	6.4%	(7.7)%	(2.1)%
Euro	(5.3)%	3.5%	7.4%	4.2%	(1.8)%
Israeli Consumer Price Index	3.8%	4.0%	2.7%	2.2%	1.6%

The effects of foreign currency re-measurements are reported in our financial statements as financial income or expense.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents.  Our cash and cash equivalents are held substantially in New Israeli Shekels and in U.S. dollars with some minor cash balances held in Euro. We place our cash and cash equivalents with major financial banks.

Our exposure to market risk for changes in interest rates is immaterial primarily because our cash and cash equivalents are mostly deposited in short-term deposits and are used to satisfy our working capital requirements and our debt is mainly comprised of the ability to draw credit under the Convertible Loan, as described above in "- Liquidity and Capital Resources – Principal Financing Activities".  For purposes of specific risk analysis, we use a sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents. The potential loss to us over one year that would result from a hypothetical change of 10% in the LIBOR or other prime interest rates would be immaterial, as we do not have any borrowings linked to variable interest rates.

BUSINESS

Overview

We are a leading provider of IIM solutions and a developer of an innovative indoor optical wireless technology solution:

•
Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. Our IIM solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions.

•
Our Beamcaster™ product is the first of our indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. During the third quarter of 2013, we commenced selling initial pilot installations of Beamcaster™.

The Market Opportunity and Our Solutions

Enterprise Data Centers. The targeted market for our IIM solutions is the enterprise data center market, which consolidates organizational information technology (IT) assets. Enterprise data centers are “all-in-one” facilities that physically house and execute the full range of data management and communication services, including storage, management, process and exchange of digital data and information, while providing application services and management of various data processing such as intranet, telecommunications and information technology. The data center physically houses various equipment, such as multiple servers (web servers, application servers and database servers), data storage devices, computers, switches and routers, load balancers, wire cages or closets, vaults, racks and related equipment. We believe the key challenges that concern participants in this market include reliability (ideally zero or minimal downtime); power consumption; environmental controls; effective disaster recovery solutions; security (physical safety) protection against intruders damaging or stealing the data or equipment and general safety while operating  physical connections; full control capabilities for customers over network components; and flexibility and transparency in quantifying performance, billing architectures and efficiency.

We believe that our solutions respond to these challenges and market needs by offering a comprehensive solution for enterprise data centers (fully integrated from hardware components through management software and applications), an advantage that enables us to be a comprehensive solution provider. Our IIM solutions address data center concerns by improving planning and deployment while optimizing daily operations, increasing the efficiency of the IT staff, enhancing network continuity, improving security and reducing overall network cost-of-ownership. Our PV+ hardware products support both inter-connect and cross-connect network topologies, reducing the amount of space required for inter-connect installations, the required bill of materials and increasing the efficiency, performance and security within the organization. Our CenterMind™ product supports comprehensive monitoring of power distribution units (PDUs) and monitoring of environmental parameters in data centers, and enables easy integration into the customer work flow, enhanced reporting and increased dashboard capabilities.

In addition, we intend to leverage our vast experience and track record as a pioneer and leading provider of IIM systems, having developed expertise in the deployment of complex IIM systems with numerous clients throughout the world, to develop new alliances with leading global providers and increase sales.

Beamcaster™. The indoor network for commercial and residential office space is currently dominated by cabling infrastructure of copper or optical fibers, with the use of Wi-Fi routers in open spaces. According to a research report published by Infonetics Research in April 2011, the high-speed network port market is expected to grow to $52 billion in 2015. In another study published by FTM Consulting, Inc. in May 2011, which examines and forecasts the three major types of copper cables: UTP (unshielded twisted pair), STP (shielded twisted pair) and Coax (coaxial cables), the total copper cable market for SCS (structured cabling systems) is forecasted to grow from $4 billion in 2011, at a 20.8% rate, to more than $10 billion by 2016. According to the study, most of this growth is driven by existing installations upgrading from early Cat 5 UTP cabling as well as the need for copper cable in new networking applications, such as VOIP (voice over IP) or data centers. BSRIA estimates that the global market volume of structured cable systems in 2012 was approximately $6 billion and is expected to grow to almost $7 billion at the end of 2014. With what we believe is the growing demand for back-up data, video storage, peer-to-peer file sharing, cloud computing and other similar applications, we believe that there will be a corresponding growth in the building and renovation of colocation and enterprise data centers. In particular, we believe that the current industry IT development trends relevant to our targeted markets are (1) the increasing demand and usage of 1 and 10 GBPS (gigabytes per second) bandwidth equipment, (2) faster growth of emerging markets, and (3) the increasing use of fiber. However, we cannot assure you that in the future these trends will not change or that they will continue to grow at their respective current rates.

We believe the key challenges that concern participants in these markets include an overly complex design of network infrastructure, costly and timely installation, security and performance. Our Beamcaster™ solution is intended to address these challenges by reducing the need for both cabling and switches, while (1) significantly enhancing organizational security using symmetrical, bi-directional optical links, (2) reducing the need for cabling, and (3) initially offering  competitive bandwidth of 1 to 10 GBPS.

While we believe that our Beamcaster™ product is suited for multiple environments, our initial focus is on open space indoor use, where easy deployment and the ability to have a direct sight line between the central station and the user station can be easily maintained. We believe that our Beamcaster™ solution will present an attractive offering for customers who want to deploy an ultra-high-speed network infrastructure in an expedited and cost-effective manner, including customers looking to replace their old low-performance network cabling infrastructure.

Our Strategy

Our objective is to utilize our new products-in-development, such as our Beamcaster™ and PatchView Plus, to penetrate new potential markets and leverage our innovative IIM technologies to lead the enterprise data center industry with optimized managed infrastructure.

Key elements of our strategy to achieve these objectives include:

•
Strategically Expand Our Product Lines. Our close relationships with our customers provide us with valuable insights into the enterprise data center market needs and trends. In addition, our system-level expertise, engineering talent and broad technology portfolio provide us with a strong foundation for delivering new products and solutions. We plan to continue to leverage these benefits to develop and enhance our product offerings. In particular, we expect to expand into adjacent markets through organic development and strategic partnerships.

•
Extend Our Technology Positioning. We intend to leverage our positioning as a full solution provider in highly usable, flexible, fast-return on investment enterprise data center infrastructure management solutions.

•	Realign our Selling and Marketing Capabilities. We plan to strengthen our competitive positioning through realignment of sales personnel and marketing activities.

•
Expand and Leverage our Strategic Relationships. We believe that a significant market opportunity exists to sell our solutions with the complementary products and services provided by other organizations, especially leading global providers in our markets. We plan to extend our existing strategic relationships and develop new alliances with leading global providers in order to extend the functionality of our solutions and increase sales.

•
Increase Operational Efficiency and Flexibility. We will also continue to focus on improving the operational efficiency and professional management of all of our operations, while achieving greater capacity utilization and flexibility and continuing to optimize our supply chain

Our Products

Enterprise Solutions.  More than a decade ago, we introduced IIM to the enterprise information technology (IT) world. The underlying premise of IIM was to bring intelligent “self-awareness” to the physical network infrastructure, thereby enabling it to be automatically mapped and monitored. Using accurate and comprehensive information about the presence and status of all network components, our IIM solutions are able to implement a broad range of applications, such as guided MACs (Moves Adds and Changes), automatic provisioning and troubleshooting, thereby affording comprehensive visibility and control into the layer network infrastructure. As such, our systems are designed to improve planning and deployment while optimizing daily operations, increasing the efficiency of the IT staff, enhancing network continuity, improving security and reducing overall network cost-of-ownership.

Our main IIM solution, known as PatchView™, includes our CenterMind™ data center infrastructure management software (previously known as PV4E) and a broad line of associated hardware products, which are used together to secure real time connectivity information with respect to the data network's connectivity infrastructure. Currently, PatchView™ hardware is offered in a traditional cross-connect topology, the PatchView Max. A new inter-connect hardware configuration, the PatchView Plus, or PV+, is expected to be offered during the second half of 2013.  The PV+ hardware product family will support both inter-connect and cross-connect network topologies reducing the amount of space required for inter-connect installations, the required bill of materials and increasing the efficiency, performance and security within the organization.

Commencing in early 2012, we also began to offer our CenterMind™ data center management software (previously known as PV4E) as a stand-alone solution for data centers. In addition, we expanded this stand-alone software to support comprehensive monitoring of PDUs, monitoring environmental parameters in data centers and to enable easy integration into the customer work flow, enhanced reporting and dashboard capabilities.

Integrating our IIM hardware solutions with the advanced functionality of CenterMind™ results in a system that is designed to provide superior space, connectivity and security management capabilities, enabling the system to deliver a new level of control for data center managers and achieve a previously unreachable level of performance optimization for data center operations.

In addition to our PatchView™ hardware and CenterMind™ software products, we also offer SMART Cabling System™, our end-to-end structured network infrastructure solution designed for both copper and fiber cabling environments.

Indoor Wireless Optical Solutions. Our Beamcaster™ product is the first of our indoor wireless optical network products.  Beamcaster™ is a system comprised of symmetrical, bi-directional optical links that allow high-speed, high-bandwidth transmission through optical signals between the central station and the user station. A Beamcaster™ deployment will require a central station (CS), typically fitted to the ceiling, that can currently serve up to eight user stations via a line-of-sight optical connection, which is connected back to the corporate backbone local area network (LAN) via only one fiber optic or copper cable. The Beamcaster™ technology uses special collimated infra-red beam technology that increases its operational range while assuring maximum security over the link. An electro-optical feature will also enable alignment of the infra-red signal to compensate for narrow beam collimation issues.

We believe that the Beamcaster™ product will enable companies to achieve their high-speed, high-bandwidth network needs by reducing the need for today's cumbersome cabling networks and switching panels. We anticipate that the use of Beamcaster’s™ robust, cost effective and high-performance optical connections will also reduce the time and effort required to design and install traditional cable-based network infrastructure while significantly enhancing network performance, flexibility and security and allowing quick and easy deployment. It brings a unique approach to open-space networking that delivers the ultra-high bandwidth of structured cabling without the related infrastructure expenses, while significantly enhancing organizational security using symmetrical, bi-directional optical links, making it less susceptible to hacking than Wi-Fi networks. Nevertheless, the success of this new line of products will depend on market acceptance as well as other factors. During the third quarter of 2013, we commenced selling initial pilot installations of Beamcaster™.

Sales and Marketing

General

Our IIM sales and marketing strategy has relied primarily upon sales through independent distributors, resellers/integrators, OEMs and other strategic alliance partners with major cabling companies.

Our Beamcaster™ sales and marketing strategy is expected to focus initially in the United States and Europe, primarily through independent distributors.

Most of our customers in the Enterprise market do not have a contractual obligation to purchase products from us. During the fiscal year ended December 31, 2012 we had four customers that represented 14%, 12%, 10% and 10% of our total sales, respectively. During each of the fiscal years ended December 31, 2010 and 2011 we did not have any customers who represented more than 10% of our total sales.  See Note 8 to our consolidated financial statements included elsewhere in this prospectus.

For additional details regarding the breakdown of our revenues by geographical distribution and by type of activity, see "Management's Discussion and Analysis of Financial Condition and Results of Operation” above.

Enterprise Solutions

The sales and marketing strategy utilizes the following channels:

•
Distributors: Our distributor network includes a broad variety of distributors as well as value-added resellers (VARs), systems integrators and installers, in regions throughout the world. As a general rule, our distributors sign non-exclusive International Distributor Agreements. In the United States, we sell our products through our wholly-owned subsidiary, RiT Technologies, Inc., which sells our products primarily through independent manufacturers’ representatives, distributors and system integrators. Most of our distributors are not bound to deal with us exclusively nor contractually subject to minimum purchase requirements with respect to our products or solutions. In the CIS market, we have designated STINS COMAN, our principal shareholder, as our non-exclusive distributor. Our distributors serve as an integral part of our marketing and service network around the world.

We invest significant sales, technical and marketing resources on our distributors, providing them with ongoing training, communications and support. Our employees regularly visit distributors’ sites, and we organize meetings, focused events and technical seminars, and participate in industry conferences and trade shows periodically to further advance our relationships and to familiarize distributors with our products. In addition, in co-operation with our distributors, we advertise in local publications, contribute editorials to journals and prepare direct mailings (both print and electronic) focusing on our products.

•
OEM Partners: Our OEM partners sell our products under their own brands as a component of the complete solutions that they provide to their customers. In some regions, we also have local OEM partners. We support our OEM partners with training, sales materials and technical support and in some cases, we carry out joint marketing and sales activities with such partners.

In addition, our sales force is responsible for large projects and strategic accounts as well as carrying out marketing and sales activities through existing channels. We maintain a representative office and/or local representatives for technical support and sales support in Beijing and Shanghai, China; London, U.K.; Prague, Czech Republic; Sao Bernardo Do Campo, Brazil; Capetown, South Africa; and Mumbai, Chennai and Delhi, India.

In 2012, distributors and OEM partners accounted for approximately 75% of our total enterprise sales, compared to 85% in 2011.

Beamcaster™

We began marketing our Beamcaster™ product during the first quarter of 2013, and commenced sales of initial pilot installations during the third quarter of 2013. Our Beamcaster™ sales and marketing strategy is expected to focus in the United States, Israel and Europe, primarily through independent distributors.

Seasonality

We have not identified any specific seasonality trends in regards to the sale of any of our products or services.

Manufacturing

Enterprise Solutions

In general, we use sub-contractors to manufacture our products and components, reserving the use of our limited manufacturing facilities located in Tel Aviv, Israel for final assembly, testing and quality control of materials, subassemblies and systems. The majority of our products and components are manufactured, assembled and tested by subcontractors according to our designs and specifications.

Our manufacturing process requires unique production and testing equipment that was designed and produced especially for our products. Since we outsource our manufacturing process to third-party assembly and manufacturing vendors, these vendors have the required know-how, certifications and special tooling needed for production of our products. If we are unable to continue to acquire products from these vendors on acceptable terms, or should any of them cease to supply us with such products for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs.

In addition, certain components used in our products and solutions are presently available from, or supplied by, only one source, and certain other components are available from a limited number of sources. Although we generally do not have long-term supply contracts with our component suppliers, we have generally been able to obtain supplies of components and products in a timely manner. However, in the event that certain of our suppliers or contract manufacturers were to experience financial or other difficulties that result in a reduction or interruption in supply to us, our results of operations would be adversely affected until such time as we established alternate sources.

Beamcaster™

We currently plan to outsource our production and assembly process to potential vendors located in the Far East and Western Europe.

Customer Service and Support

We believe that providing a high level of customer service and support to our end-user customers is essential to the success and acceptance of our products and solutions. As such, we operate a technical support help desk to support our distributors and customers worldwide via phone, fax, e-mail and on-site visits. We also publish applications and technical notes for distributors, integrators, manufacturers’ representatives and end-users to assist them with the use of our products more efficiently. In certain territories, we maintain local customer support personnel.

In addition to our direct service and support activities, our worldwide OEMs, distributors and representatives provide sales, service and technical support functions (first and second level support) for our products and solutions to end-user customers in their respective territories. They offer technical support in the end-user's language, attend to customer needs during local business hours, translate our product and marketing literature into the local language and conduct user programs and seminars.

We conduct periodic technical seminars in Israel and other countries to qualify and further advance the technical knowledge of our distributors and installers in the use of our products and solutions. We also conduct technical seminars for staff of our OEM partners in various parts of the world.

In general, we provide a 12-to-24 month warranty on all of our hardware products except for SMART Cabling System components, for which, when installed by a certified cabling installer registered with us, we provide a 20-to-25 year warranty for system performance.

We offer second and third level maintenance and support services for our software products to OEMs and distributors and first, second and third level maintenance and support services to our direct customers.

Proprietary Rights

We rely upon a combination of patents, patent applications, trademarks, copyrights, trade secret laws, contractual restrictions and technical measures to establish and protect our proprietary rights in our products, systems and technologies. We currently have 47 patents and 25 patents pending in the United States, China, India, Brazil, Israel, European Union, Germany, Spain, France, the United Kingdom, Italy, Czechoslovakia, Taiwan and Japan, which seek to cover our PatchView (including cabling), PairView and Beamcaster technologies. During 2012 and the first half of 2013, we obtained several new patents and/or provisional patents on several other Enterprise products in a number of jurisdictions.

We have also obtained trademark registrations in the United States, European Union, Brazil, China, and India for our name "RiT" together with our logo and for our products "PatchView" in the U.S. and EU and "Centermind" in the United States, Israel, European Union, Brazil, India, Russia and China. In 2012 we acquired the Beamcaster technology from Invencom pursuant to the terms of our MOU with Invencom, as discussed in "Related Party Transactions" below, and in April 2013 we filed trademark applications for the Beamcaster and its logo  in the United States, European Union, Israel, Brazil, China, India and Japan and patent applications in  the United States, European Union, Israel, China, India, Japan and Brazil.

In addition, we entered into nondisclosure and confidentiality agreements with our employees and with certain partners, suppliers and customers with access to proprietary information. Although we cannot assure that the steps we have taken to protect our proprietary rights will be adequate to prevent misappropriation of our technology or independent development and sale by others of software products with features based upon, or otherwise similar to, those of our products and solutions, we intend to vigorously pursue those who commit infringement in order to protect our proprietary technology.

Given the rapid pace of technological development in the communications industries, we cannot assure that certain aspects of our products and solutions do not or will not infringe on existing or future proprietary rights of others. Although we believe our technology has been independently developed and that none of our technology or intellectual property infringes on the rights of others, third parties could assert infringement claims against us in the future. If such infringement is found to exist, we may attempt to receive the requisite licenses or rights to use such technology or intellectual property.  However, we cannot assure that such licenses or rights can be obtained under acceptable terms or obtained at all.

In addition, the laws of the foreign jurisdictions in which we sell and seek to sell our products may afford little or no protection of our intellectual property rights.  We cannot assure that the protection provided to our intellectual property rights by the laws and courts of foreign nations will be substantially similar to the remedies available under U.S. law. We also cannot assure that third parties will not assert infringement claims against us based on foreign intellectual property rights and laws that are different from those established in the United States.

Competitive Position

Enterprise Solutions

Competition in our markets is intense. Many companies develop and sell products that directly or indirectly compete with our products. We believe that the principal competitive factors in this market are product price-performance ratio, brand name recognition, technical features, quality, price, and customer service and support. We cannot assure that we will be able to compete successfully in the future with existing or anticipated competitors.

Many of our existing and potential competitors have or are likely to have more extensive engineering, manufacturing, marketing and distribution capabilities (including direct sales forces) and greater financial, technological and personnel resources than we do.  Moreover, we cannot assure that we will be able to differentiate our products from the products of our competitors or to develop or successfully introduce new products which are less costly or offer better performance than those of our competitors. In addition, our existing and prospective competitors may have established, or may in the future establish, relationships with our existing and potential customers, which could have a material adverse effect on our ability to compete.

We are aware of a number of products currently in the market that compete directly with our enterprise solutions, such as: the iTRACS Infrastructure Manager system produced by the iTRACS Corporation; Quareo by Tyco Connectivity Ltd.; MapiT by Siemon Interconnect Solutions; MIIM by Molex Incorporated; PanView IQ by Panduit Corp.; and the iPatch System produced by Commscope Inc.

However, we are differentiated by our positioning as a complete solution provider for comprehensive enterprise solutions, the strength of our technologies, the depth of our product portfolio and the breadth of our experience in this marketplace, as well as by our competitive prices. Although many vendors offer various aspects of enterprise solutions, relatively few currently offer a broad portfolio of products ranging from fully-featured, end-to-end systems with an in-depth visibility of connectivity, utilization, power consumption and environmental parameters, like our comprehensive solutions.

Our SMART cabling products compete with Commscope Inc. (SYSTIMAX division), TE Connectivity Ltd., Panduit Corp., Ortronics and Siemon Interconnect Solutions, each of which develops and sells products that directly or indirectly compete with our structured cabling infrastructure.

Beamcaster™

While there are indoor wireless radio-frequency network solutions in the market, we are not aware of any direct competitors with our Beamcaster™ product that utilizes symmetrical, bi-directional optical links. Consequently, we believe that our Beamcaster™ technology, once commercially available, will compete with traditional structured cable systems as well as Wi-Fi technology.

We believe that, when used in open spaces and data centers, the main advantages of Beamcaster™ over traditional cable systems will be:

•	Lower cost: Beamcaster™ will significantly eliminate the need for today’s cumbersome cabling networks and reduces the usage of switching panels, thereby introducing a cost-effective solution;

•	Fast and easy deployment: Beamcaster™ will significantly reduce the time required to install network infrastructure within a room;

•	Flexibility and ease of use: Beamcaster™ will substantially simplify the installation process typically associated with traditional structured cable systems; and

•	Environmental Friendly System. Beamcaster™ will offer a “green” system because its deployment significantly reduces the demand for horizontal cabling and exploits less natural resources.

Wi-Fi technology can generally also provide the benefits outlined above. However, we believe that, when used in open spaces and data centers, the main advantages of Beamcaster™ over Wi-Fi technology will be:

•
High speed/larger bandwidth: Wi-Fi maximum bandwidth is 1.0 GBPS, while our Beamcaster™ will be introduced with a bandwidth of 1 to 10 GBPS. The maximum Beamcaster™  bandwidth is limited only by modem technology and the transfer rate can reach the theoretical speed of light (subject to having the appropriate infrastructure and communication network);

•
Higher security and data separation levels: Unlike radio technology, such as Wi-Fi, the Beamcaster™ signal is narrowly directed, making the signal almost immune from interception by external sources. Specifically, the relatively long-range of RF waves used by Wi-Fi pass through walls, making it vulnerable to interception and monitoring. By comparison, the Beamcaster™ beam cannot pass through walls, thereby preventing unwanted interception of the beam; and

•
No regulation requirements: In numerous countries, Wi-Fi technology requires government licensing for frequency usage, while our Beamcaster™, when used indoors, is not expected to have any special licensing.

Government Regulations

General

Israel has the benefit of a free trade agreement with the United States that, generally, permits tariff-free access into the United States for products produced by us in Israel.  In addition, as a result of an agreement entered into by Israel with the European Union, or the EU, and countries remaining in the European Free Trade Association, or EFTA, the EU and EFTA have abolished customs duties on Israeli industrial products.

Grants from the Israeli Office of the Chief Scientist

See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Grants from the Office of the Chief Scientist" elsewhere in this prospectus.

Environmental Regulation

Our products are sold worldwide and, consequently, are subject to environmental laws and regulations which vary from country to country.  For example, our European activities require us to comply with European Union Directives with respect to product quality assurance standards and environmental standards. Directive 2002/95/ec of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, also known as the RoHS Directive, provides that producers of electrical and electronic equipment may not place new equipment containing lead, mercury and certain other materials deemed to be hazardous, in amounts exceeding the set maximum concentration values, on the market in the European Union. European Directive 2002/96/EC on waste, electrical and electronic equipment, known as the WEEE Directive, makes manufacturers of electrical and electronic equipment financially responsible for specified collection recycling, treatment and disposal of past and future covered products.

We require our suppliers for components and sub-system modules to comply with these requirements, and some of our products have been modified to meet these directives. Complying with these directives imposes some additional costs and administrative burden on us. To our knowledge, compliance with environmental laws and regulations has had no material effect on our operations to date. However, we could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party damages or personal injury claims, if we were to breach environmental laws, if our products were found not to comply with environmental laws or if we become subject to newly enacted environmental laws and regulations in the markets in which we operate.

Organizational Structure

We were incorporated under the laws of the State of Israel in 1989 as a company limited by shares.

Our wholly-owned subsidiary in the United States, RiT Technologies, Inc., was incorporated in 1993 under the laws of the State of New Jersey and is primarily engaged in the selling and marketing of our products in the United States.

In 1997, we incorporated a wholly-owned subsidiary in Israel, RiT Tech (1997) Ltd., which was intended to make various investments, including in our securities. RiT Tech (1997) Ltd. is inactive but holds 2,125 of our ordinary shares. Pursuant to the Israeli Companies Law, the shares held by our subsidiary do not bear any voting rights.

Employees

The following table details certain data on the workforce (including temporary employees) of RiT and its consolidated subsidiaries for the periods indicated:

	As of December 31,
	2012	2011	2010
Approximate numbers of employees by geographic location
Israel	68	62	55
Europe, Far East	9	17	13
United States	3	3	4
Total workforce	80	82	72
Approximate numbers of employees by category of activity
Research and development	22	20	15
Sales and marketing	36	44	36
Operations	13	12	13
Management and administrative	9	6	8
Total workforce	80	82	72

We consider our relations with our employees to be excellent and have never experienced a labor dispute, strike or work stoppage. Substantially all of our employees have employment agreements and none are represented by a labor union.

We maintain an incentive plan for our marketing and sales personnel, pursuant to which monthly remuneration is based, in part, upon sales and margin quotas. In addition, marketing and sales personnel occasionally receive bonuses for special achievements.

Our Israeli employees are not party to any collective bargaining agreement. However, we are subject to certain provisions of collective bargaining agreements among the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists' Association) that are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Economy (formerly known as the Ministry of Industry, Trade and Labor). In addition, Israeli labor laws are applicable to all of our employees in Israel. Those provisions and laws principally concern the length of the workday, minimum daily wages for workers, procedures and restrictions regarding dismissal of employees, severance payments, certain social contributions and other conditions of employment.

Pursuant to Israeli law, we are legally required to pay severance upon the retirement or death of an employee or the termination of employment of an employee without due cause. We partially fund this liability by the purchase of managers' insurance policies. The current redemption value of such insurance policies is included in the balance sheet in current assets for employees terminated, retired or deceased and as assets held for severance benefits for all other employees. This policy provides a combination of savings plans, insurance and severance pay, if legally entitled, upon termination of employment. The remaining part of this obligation is presented in our balance sheet in other current payables and accrued liabilities for employees terminated, retired or deceased and liability in respect of employee severance benefits for all other employees. See Note 4 to the consolidated financial statements included elsewhere in this prospectus.

Typically, the employment agreements provide for employees in Israel to receive contributions for pension, severance and disability insurance to an insurance policy known as “managers' insurance” and/or to pension funds and a savings fund for professional enrichment.

All Israeli employers are required to provide certain salary increases as partial compensation for increases in the Consumer Price Index. The specific formula for such increases varies according to agreements reached among the Government of Israel, the Manufacturers' Association and the Histadrut. Israeli employees and employers also are required to pay pre-determined sums (which include a contribution to national health insurance) to the Israel National Insurance Institute, which provides a range of social security benefits.

Our non-Israeli employees are subject to local labor laws, regulations and/or collective bargaining agreements that vary from country to country.

Property, Plants and Equipment

Israel

We lease an aggregate of 15,758 square feet of office and manufacturing premises in Tel Aviv, Israel and 6,545 square feet of warehousing premises in Rosh Ha'ayin, Israel. These leases expire in December 2013 and June 2015, respectively. Aggregate annual lease payments in 2012 for the Tel Aviv and Rosh Ha'ayin premises were approximately $409,000, compared with $381,000 in 2011.

Other Locations

We lease approximately 1,140 square feet of office premises for our representative office in Beijing, China and approximately 1,888 square feet of office premises for our United States subsidiary in Mahwah, New Jersey. The annual rent for all of these premises was approximately $116,000 in 2012, compared with $79,000 in 2011.

We do not own any real property. See also Note 5 to our consolidated financial statements included elsewhere in this prospectus.

We believe that our facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional facilities are required, we believe that we could obtain such facilities at commercially reasonable rates.

 Legal Proceedings

During 2011, we were named a defendant (among other defendants) in a lawsuit filed in Tel Aviv, Israel by a former employee claiming damages for alleged illness caused due to unsuitable-work-conditions. We have referred the defense of such lawsuit to our insurance company and do not believe the lawsuit against us has any merits. However, the lawsuit is still pending and it is premature to estimate the outcome of this matter.

During 2013, we were named a defendant in a lawsuit filed in a Labor Court in Beijing, China by a former RiT's-Chinese-office assignee/worker, following termination of his Assignment Agreement in December 2012. The total lawsuit amount was approximately US$ 60,000. The Labor Court ruled that we are required to pay the plaintiff a sum of approximately US$16,500, which we have paid to the plaintiff.

We may, from time to time, be named as a defendant in certain routine litigation incidental to our business. However, other than as disclosed above, we are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability.

MANAGEMENT

Directors and Senior Management

           The following table sets forth, as of August 5, 2013, the name, age and position of each of our directors and senior management:

Name*	Age	Position
Sergey Anisimov	59	Chairman of the Board of Directors
Boris Granovsky	45	Director
Israel Frieder (1)(2)(3)(4)	63	Director
Roman Govorov (1)(3)(4)	35	Director
Galia Druker (1)(2)(3)	66	Director
Vadim Leiderman	50	President and Chief Executive Officer
Moti Hania	54	Deputy Chief Executive Officer and Chief Operating Officer
Elan Yaish	43	Chief Financial Officer
Assaf Skolnik	40	Vice President Sales
Alex Shar	54	Vice President Research and Development
Aram Lavi	58	Vice President Operations
Julia Geva	38	Associate Vice President Marketing
___________________

* Unless otherwise indicated, the address for each of our directors and senior management is c/o RiT Technologies, Ltd., 24 Raoul Wallenberg Street, Tel Aviv, Israel.
(1) Designated as “Independent Director” under NASDAQ Marketplace Rules.
(2) External Director (as defined in the Israeli Companies Law).
(3) Member of the Audit Committee and Compensation Committee.
(4) Member of the Nomination Committee.

Mr. Sergey Anisimov has served as the Chairman of our Board of Directors since June 2008. In 1992, Mr. Anisimov founded STINS COMAN Incorporated, a Russian holding company which is engaged, through its group companies, in IT system distribution, integration, training and service and other fields of operation, and since then has served as its president. Mr. Anisimov has over 30 years of experience in various positions in the information technology business. He received an engineer diploma from the Moscow Institute of Aviation Technology and holds a Ph.D. degree in technologies from Moscow State Technical University N.A. N.E. Bauman. The address for Mr. Anisimov is c/o STINS COMAN Incorporated, 126 Pervomayskaya Street, Moscow 105203, Russia.

Mr. Boris Granovsky has served as a director since June 2008. He has served as Vice President of STINS COMAN Incorporated since 2009 and was its CEO since 2006. Prior to that, Mr. Granovsky served as a sales manager and thereafter as Vice President of Sales of STINS COMAN since 1995. Mr. Granovsky received a diploma in engineering in automated control systems from the Moscow Institute of Radio Engineering, Electronics and Automation and a BBA [Bachelor of Business Administration] degree in management from Business School of the Open University of United Kingdom. The address for Mr. Granovsky is c/o STINS COMAN Incorporated, 126 Pervomayskaya Street, Moscow 105203, Russia.

Dr. Israel Frieder has served as an external director since January 2002. Mr. Frieder is Co-Chairman of IXI Mobile Inc., Chairman of A.A. Pearl Investments, and serves as a director of several other companies. Mr. Frieder's previous positions include serving as the Chairman and CEO of Israel Technology Acquisition Corp Inc., CEO of Kardan Communications Ltd., Corporate VP of Business Development & Strategic Planning of ECI Telecom, President of ECI Telecom, Inc., and President of Network Systems of Tadiran Telecommunication Ltd. (Tadiran). While at Tadiran, Mr. Frieder served as a director of RRSAT Ltd. , Teledata Ltd., Tadiran Telecommunications Canada, Inc., ECI - Tadiran Synchronous System Limited Partnership, Tadiran Telecommunications Public Switching Ltd., Tadiran Telecom (Kunming) Co. Ltd. (Joint Venture), Tadiran Telecommunication UK Ltd., and TNN - Tadiran Newbridge Networks Ltd. Mr. Frieder also served as the President of Elisra Tadiran, Public Switching Ltd. and served as a director of Motorola Tadiran Cellular Ltd. (PelePhone). Dr. Frieder holds a B.Sc. degree in electrical engineering from The Technion, Israel Institute of Technology, Haifa, and an M.B.A. in operational research from the Hebrew University in Jerusalem and a Ph.D. degree in business administration from the Bar-Ilan University in Ramat Gan, Israel.

Mr. Roman Govorov has served as a director since August 2008. He has served as a Managing Director of IBRG Capital, a private equity fund, since September 2007.  From 2006 to 2007, he served as a senior associate and deputy head of the M&A department of Columbus Nova, a private equity fund.  From 2004 to 2006, he served as an associate and analyst at Aton Capital, a Russian investment bank.  From 2000 to 2004, he served as an analyst at United Financial Group, an investment bank that was acquired by Deutsche Bank in 2004.  Mr. Govorov is a graduate (major: finance and credit) of the Plekhanov Russian Academy of Economics and a graduate (major: applied mathematics) of the Moscow Engineering Physics Institute.

Ms. Galia Druker has served as an external director since September 2009. From 2005 to 2009, she served as deputy manager of Bank Hapoalim in Geneva, Switzerland, and from 2003 to 2005 as the head of the East European desk of Bank Hapoalim in Zurich, Switzerland. From 2002 to 2003, Ms. Druker served as the head of foreign trade at Bank Otsar Hachayal’s head office. Between 1972 and 2002, Ms. Druker was employed by Bank Hapoalim in a variety of managerial positions. Ms. Druker holds an MA degree in English philology from the Vilnius State University and a banking diploma obtained through Bank Hapoalim’s internal school.

Dr. Vadim Leiderman joined RiT as President and Chief Executive Officer in February, 2012. Previously, he served from 2008 to 2011 as the Defense Attaché and Representative of the Israel Ministry of Defense to the Russian Federation. Prior thereto, he served for more than 20 years in the Israeli Air Force in various commanding and engineering positions, from which he retired as a Colonel. Dr. Leiderman holds a B.Sc. degree in aeronautical engineering from The Technion, Israel Institute of Technology, and a M.Sc. and Ph.D. degrees in mechanical engineering from the Tel Aviv University, Israel.

Mr. Moti Hania joined RiT as Deputy CEO and Chief Operating Officer in April 2012. Mr. Hania has completed 30 years as a high ranked operational officer in the Israeli Air Force (Colonel Ret.). This followed by several senior positions in the high-tech industry. This included VP Special Projects & Operations, Star Defense Systems Ltd. This was followed by co-founding and acting as the CEO of BNM Technologies Ltd. BNM was partially acquired by Starling Advanced Communication Systems Ltd, where Mr. Hania held a COO position until Starling activity was acquired by Panasonic aviation and Mr. Hania held director of operation position. Mr. Hania holds an executive MBA degree from Tel-Aviv University Business School.

Mr. Elan Yaish joined RiT as Chief Financial Officer in December 2012. Prior to joining RiT, Mr. Yaish served as the president of ERS Associates, Ltd. since 2006, where he provided business and financial advisory services to publicly traded and privately held companies including capital raising, strategic planning, M&A, SEC reporting and compliance and stock exchange transactions. From 2010 to 2012, he also served as CFO of Goji Ltd. Prior to that, he held several positions, including as CFO, VP of Finance and Assistant Secretary at Manchester Technologies, Inc., assistant VP of Finance at Comverse Technology, Inc., and VP of Finance and Controller at Trans-Resources, Inc. From 1992 to 1996, Mr. Yaish was a senior accountant at Deloitte and Touche LLP. Mr. Yaish currently serves as a director of US China Mining Group, Inc. and New Energy Systems Group. Mr. Yaish holds a B. Sc. degree in accounting from Yeshiva University Sy Syms School of Business. He is a licensed CPA in New York and a member of the AICPA and NYSSCPA.

Mr. Assaf Skolnik is serving as our VP Sales since December 2012. Mr. Skolnik joined RiT in November 2009 as Sales Manager, Israel, bringing over 10 years of business experience in the communications industry. Prior to RiT, Mr. Skolnik served as a Unit Manager in Bynet Electronics. Mr. Skolnik holds a B.A. degree in economics and management from The Open University of Israel.

Mr. Alex Shar has served as our VP Research and Development since August 2010. Mr. Shar joined RiT in 1995 and held various R&D positions, leading the Hardware Development department before being promoted to the VP R&D position. With over 30 years in the private and government sectors, he brings RiT vast experience in the development of intelligent electronic systems for air industry corporations and telecommunications companies in Israel and abroad. Mr. Shar holds a M.Sc. degree in electronics engineering from Ufa University of Aeronautics, Russia.

Mr. Aram Lavi has served as our Vice President Operations since October 2010. He brings over 30 years of experience in purchasing and manufacturing. Prior to rejoining RiT, he served as VP Operations at InkSure Technologies Ltd. Between 1993 and 2006, he built the purchasing department and served as Purchasing Manager in RiT.  Prior to that, he held various management positions in operations at several high-tech companies in Israel.

Ms. Julia Geva has served as our Associate VP Marketing since 2006, after serving as our Marketing Manager from 2005 to 2006.  Prior to joining RiT, Mrs. Geva served as Marketing Manager at Creo, and PR Manager at CreoScitex. Mrs. Geva holds an MA degree in linguistics from Nizhny Novgorod State Linguistic University and an MBA degree from Tel Aviv University.

There are no family relationships between any of the directors or members of senior management named above.

 Corporate Governance Practices

We are a foreign private issuer whose ordinary shares are listed on the NASDAQ Capital Market.  As such, we are required to comply with U.S. federal securities laws, including the Sarbanes-Oxley Act, and the NASDAQ rules, including the NASDAQ corporate governance requirements.  The NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC. Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of NASDAQ applicable to domestic U.S. listed companies:

•
The NASDAQ rules require that an issuer have a quorum requirement for shareholders meetings of at least one-third of the outstanding shares of the issuer’s common voting stock. We have chosen to follow home country practice with respect to the quorum requirements of an adjourned shareholders meeting. Our articles of association, as permitted under the Israeli Companies Law and Israeli practice, provide that the quorum requirements for an adjourned meeting are the presence of a minimum of two shareholders present in person.

•
We have chosen to follow our home country practice in lieu of the requirements of NASDAQ Rule 5250(d)(1), relating to an issuer’s furnishing of its annual report to shareholders. However, we post our Annual Report on Form 20-F on our web site (www. rittech.com) as soon as practicable following the filing of the Annual Report on Form 20-F with the SEC.

•
We have chosen to follow our home country practice in lieu of the requirements of NASDAQ Rule 5635(c) (relating to shareholder approval required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants) and Rule 5635(d) (relating to shareholder approval required prior to the issuance of securities in connection with a transaction other than a public offering involving the issuance or potential issuance by us of ordinary shares equal to 20% or more of the ordinary shares or 20% or more of the voting power outstanding before the issuance). We follow the provisions of the Israeli Companies Law with regard to transactions with our affiliates, i.e., our controlling shareholder and our directors and officers, including private placement transactions, as described in more detail in "Description of Share Capital - Memorandum and Articles of Association – Approval of Specified Related Party Transactions under Israeli Law – Private Placements" below.

Board of Directors

Our Articles of Association provide that the Board of Directors shall consist of not less than three and not more than seven directors. Currently, our Board of Directors consists of five members (including two external directors).

According to the Israeli Companies Law and our Articles of Association, the oversight of the management and determination of the policy of our business is vested in our Board of Directors.  The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. As part of its powers, our Board of Directors may cause us to borrow or secure payment of any sum or sums of money for our purposes, at times and upon terms and conditions as it determines, including the grant of security interests in all or any part of our property.

Our directors are elected by the shareholders, except in certain cases where directors are appointed by the Board of Directors, such as filling vacancies, and their appointment is subject to ratification by the shareholders at the next annual or extraordinary meeting of shareholders. Except for external directors (as described below), directors elected by the shareholders hold office until the next annual meeting of shareholders, which is required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Directors may be removed earlier from office by resolution passed at a general meeting of our shareholders.

External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as RiT, are required to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person's control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any “affiliation” with, in our case, the company (i.e., RiT), any entity controlling the company (i.e., STINS COMAN) or any entity controlled by the company or by its controlling entity. The term affiliation includes:

•	an employment relationship;
•	a business or professional relationship;
•	control; and
•	service as an "office holder."

Until the lapse of two years from termination of office, a company or its controlling shareholder may generally not give any direct or indirect benefit to the former external director or his relatives.

The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief financial officer and any officer of the company who is directly subject to the chief executive officer.

In general, pursuant to the Companies Law, (1) each external director must have either accounting or financial expertise or professional qualifications (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have accounting and financial expertise. We have determined that both our external directors, Mr. Israel Frieder and Ms. Galia Druker, have the requisite accounting and financial expertise.

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	at least a majority of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or
•	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

The initial term of an external director is three years and he or she may be reelected for up to two additional three-year terms.  Thereafter, our external directors may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company. Reelection of an external director may be effected through one of the following mechanisms: (1) the Board of Directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term, as described above; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders; provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.

The term of office for our external directors, Mr. Israel Frieder and Ms. Galia Druker, expires in January 2014 and September 2015, respectively.

External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

Each committee of a company's board of directors is required to include at least one external director, except that the audit committee and the compensation committee are required to include all the external directors. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Independent Directors

Under NASDAQ rules, a majority of the members of an issuer’s board of directors are required to be "independent," as defined thereunder, except where the issuer is a “controlled company,” a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Although we are a controlled company by virtue of STINS COMAN’s shareholdings in us, we currently satisfy this requirement as three of the five members of our Board of Directors, Mr. Israel Frieder, Ms. Galia Druker and Mr. Roman Govorov, were determined by our Board of Directors to qualify as independent directors under NASDAQ rules.

Committees

Audit Committee

Pursuant to applicable SEC and NASDAQ rules, we are required to have an Audit Committee of at least three members, each of whom must satisfy the independence requirements of the SEC and NASDAQ.  In addition, pursuant to NASDAQ rules, all of the members of the Audit Committee must be financially literate and at least one member must possess accounting or related financial management expertise.  The Audit Committee must also have a written charter specifying the committee’s duties and responsibilities, which include, among other things, the selection and evaluation of our independent auditors.

Under the Companies Law, our Board of Directors is required to appoint an Audit Committee, which must be comprised of at least three directors, include all of the external directors, a majority of its members must satisfy the independence standards under the Companies Law, and the chairman is required to be an external director. The duties of the Audit Committee under the Companies Law include, among others, examining flaws in the business management of the company and suggesting remedial measures to the board, assessing the company's internal audit system and the performance of its internal auditor, and as more fully described under "Description of Share Capital - Memorandum and Articles of Association " below.

Our Audit Committee consists of Mr. Israel Frieder, Chairman, Mr. Roman Govorov and Ms. Galia Druker and satisfies the requirements of the Companies Law, the SEC and NASDAQ rules. Our Board of Directors has determined that Mr. Israel Frieder is an Audit Committee financial expert, as defined by applicable SEC regulations, and that he also has the requisite financial expertise, as defined under the NASDAQ rules.

Our Audit Committee adopted a written charter specifying the committee's duties and responsibilities, which include, among other things, the selection and evaluation of our independent auditors.

Our Audit Committee also functions as our Qualified Legal Compliance Committee, or the QLCC. In its capacity as the QLCC, the Audit Committee is also responsible for administering the confidential receipt, retention and consideration of any report of a material violation of federal securities laws, breach of fiduciary duty or similar violations by the Company or any officer, director, employee or agent of the Company.

Our Audit Committee meets at least once each quarter, with additional special meetings scheduled when required.

Compensation Committee

Pursuant to applicable NASDAQ Listing Rules, the compensation payable to a company’s chief executive officer and other executive officers must generally be approved by either a compensation committee comprised solely of independent directors or a majority of the independent directors, subject to certain exceptions, including where the issuer is a controlled company.

Under a recent amendment to the Companies Law, our board of directors is required to appoint a compensation committee, which must be comprised of at least three directors, include all of the external directors, its other members must satisfy certain independence standards under the Companies Law, and the chairman is required to be an external director. Under the Companies Law, the role of the compensation committee is to recommend to the board of directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria; to review, from time to time, modifications to the compensation policy and examine its implementation; to approve the actual compensation terms of office holders prior to approval thereof by the board of directors; and to resolve whether to exempt the compensation terms of a candidate for chief executive officer from shareholder approval.

Our Compensation Committee, established in February 2013, also oversees the administration of our equity based plans and compensation with regard to office holders.

Our Compensation Committee is currently composed of Galia Druker, the chairman of our compensation committee, Israel Frieder and Roman Govorov, all of whom satisfy the respective “independence” requirements of the Companies Law, SEC and NASDAQ rules for compensation committee members.

In addition, pursuant to recent amendments to the Nasdaq Listing Rules, effective July 1, 2013, our compensation committee is required to have the authority and the direct responsibility for the appointment, compensation and oversight of the work of any compensation consultant, legal counsel and other adviser it retains and to perform an independence analysis of such advisors before their retention. Also, effective as of the earlier of (1) our first annual meeting after January 15, 2014 or (2) October 31, 2014, our compensation committee must satisfy other conditions, including:

•	our compensation committee must consist of at least two members, each of whom must be an independent director as defined under the applicable NASDAQ Listing Rule;

•	members of our compensation committee may not accept directly or indirectly any consulting, advisory or other compensatory fee, other than for board service, from us or any of our subsidiaries;

•
in determining whether a director is eligible to serve on our compensation committee, our board must consider whether the director is affiliated with us, one of our subsidiaries or an affiliate of a subsidiary of our company to determine whether such affiliation would impair the director’s judgment as a member of the compensation committee; and

•
we must adopt a formal, written compensation committee charter that specifies certain compensation committee responsibilities and authority, which the compensation committee must review and reassess on an annual basis.

We are in the process of adopting a written charter that will, among other things, specify the compensation committee's duties and responsibilities. Our Compensation Committee meets when required.

Nominations Committee

Pursuant to applicable NASDAQ rules, director nominees must be selected or recommended for the board’s selection either by a nominations committee composed solely of independent directors or by a majority of independent directors, subject to certain exceptions, including where the issuer is a controlled company. Although we are a controlled company by virtue of STINS COMAN’s shareholdings in us, we maintain a Nominations Committee which consists of Messrs. Roman Govorov and Israel Frieder and satisfies the requirements of the NASDAQ rules relating to nomination of directors.

Our Nominations Committee meets when required.

Internal Auditor

Under the Companies Law, the Board of Directors of a public company must also appoint an internal auditor proposed by the Audit Committee. The duty of the internal auditor is to examine, among other things, whether the Company’s conduct complies with applicable law and orderly business procedure.  Under the Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, an office holder or affiliate, nor may the internal auditor be the company’s independent accountant or its representative.

Our internal auditor is Shmuel Rosenblum, CPA, of the accounting firm of Rosenblum-Holtzman, CPAs. Mr. Rosenblum's address is 111 Arlozorov Street, Tel Aviv, Israel.

Compensation of Directors and Officers

General

The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated (in millions):

Year	Salaries, fees, commissions and bonuses*	Pension, retirement and similar benefits
2011 - All directors and executive officers as a group, consisting of 15 persons for the year ended December 31, 2011	$1.4	$0.2
2012 - All directors and executive officers as a group, consisting of 17 persons for the year ended December 31, 2012 (including 4 persons who left RiT during 2012)	$1.5	$0.1

*
This includes amounts expended by us for automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. It excludes any expenses (including business travel, professional and business association dues and expenses) reimbursed to officers or directors.

As of March 6, 2008, our external directors receive amounts consistent with the regulations promulgated under the Companies Law regarding compensation to external directors. The regulations mandate, among other things, that Israeli public companies, such as RiT, provide external directors with minimum cash compensation. Consistent with the aforesaid, the annual compensation paid to our external directors is NIS 71,300 (approximately $19,700) and NIS 3,470 (approximately $958) per board meeting or per board committee meeting, all linked to the Israeli consumer price index, effective March 6, 2008. All other independent directors of the Company (namely Roman Govorov) receive the same compensation as the external directors.

In June 2013, as required by the Israeli Companies Law, our shareholders approved the adoption of a compensation policy for executive officers and directors. See also “Description of Securities-Memorandum and Activities of Association - Approval of Office Holder Compensation” below.

Equity Incentives

From January 1, 2013 through August 5, 2013 we have granted a total of 284,000 options to our executive officers at exercise prices ranging from $3.54 to $4.41 per ordinary share. No options have been granted to any of our directors during 2013. See also " – Share Option Plans” below.

During 2012, we granted a total of 338,038 options to our executive officers at exercise prices ranging from $3.00 to $4.06 per ordinary share, of which 36,000 options granted to our former CFO were canceled in 2013 following his resignation, consistent with our 2003 Share Option Plan. No options were granted to any of our directors during 2012. See also " – Share Option Plans” below.

Directors’ Service Contracts

Except as set forth above, there are no arrangements or understandings between us and any of our current directors for benefits upon termination of service.

For information on the duties of directors, officers and shareholders and requirements for the approval of related party transactions, please see "Description of Share Capital - Memorandum and Articles of Association” below.

Share Option Plans

                In July 2003, we adopted the RiT Technologies Ltd. 2003 Share Option Plan, or, as amended, the 2003 Plan, which is currently administered by our Board of Directors. The purpose of the 2003 Plan is to provide incentives to our employees, directors, consultants and contractors, or any subsidiary thereof, by providing them with opportunities to purchase our ordinary shares.  The exercise price and vesting schedule of options granted under the 2003 Plan are approved by the Board of Directors, as specified in the grant letter issued by us to the grantee. Unless otherwise determined by the Board of Directors, the options fully vest on the third anniversary following their grant, vesting in three equal shares annually. As recently approved by our Board of Directors, 2,000,000 ordinary shares are reserved for the grant of options under the 2003 Plan; as of August 5, 2013, we have outstanding options to purchase 1,026,151 ordinary shares pursuant to such plan. The term of the 2003 Plan was originally set to expire in July 2013 and recently our Board of Directors approved the extension of such plan for an additional term of four years.

               In addition, in May 1999, we adopted the RiT Technologies, Inc. Employee Stock Option Plan, or the RiT Inc. Plan, pursuant to which options to purchase our ordinary shares may be granted to the employees of RiT Technologies, Inc. The RiT Inc. Plan is administered by our Board of Directors which designates the optionees, dates of grant and the exercise price of the options.  We have reserved 27,242 ordinary shares for the grant of options under the RiT Inc. Plan; as of August 5, 2013, we have outstanding options to purchase 8,405 ordinary shares pursuant to such plan. This plan expired in May 2009.

               See "– Compensation of Directors and Officers" above with respect to grants of options to our directors and executive officers.

               The following table summarizes information about all stock options outstanding as of December 31, 2012:

	Options outstanding			Options exercisable
Rates of exercise	Number of Shares unexercised as of December 31, 2012	Weighted average remaining contractual life	Average exercise price	Number of exercisable shares as of December 31, 2012	Average exercise price
prices in US$		In years	US$		US$
3.00-3.80	221,646	5.20	3.63	45,000	3.36
4.00-5.44	169,486	4.72	4.09	47,163	4.15
7.50-9.84	126,814	1.30	7.60	126,814	7.60
10.24-22.56	34,440	2.11	14.36	34,440	14.36
	552,386			253,417

From January 1, 2013 through August 5, 2013 we have granted a total of 521,000 options to employees and contractors at exercise prices ranging from $3.54 to $4.41 per ordinary share.

Share Ownership of Management

The following table details the number of our ordinary shares beneficially owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days or that may be acquired by STINS COMAN upon conversion of any principal amount outstanding under the Convertible Loan), by our directors and members of our senior management, as of August 5, 2013:

Name	Title/Office	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Sergey Anisimov (3)	Chairman of the Board of Directors	8,210,120	86.7%
Boris Granovsky (4)	Director	7,970,557	84.1%
Israel Frieder	Director	*	*
Roman Govorov	Director	-	-
Galia Druker	Director	-	-
Vadim Leiderman	CEO and President	*	*
Moti Hania	Deputy Chief Executive Officer	*	*
Elan Yaish	CFO	-	-
Assaf Skolnik	Vice President Sales	*	*
Alex Shar	Vice President Research and Development	*	*
Aram Lavi	Vice President Operations	*	*
Julia Geva	Associate Vice President Marketing	*	*
All directors and executive officers as a group (consisting of 12 persons) (5)		8,310,321	86.8%
* Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options and convertible securities currently exercisable or convertible or that are exercisable or convertible within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 9,180,724 shares issued and outstanding as of August 5, 2013 (excluding treasury shares).

(3)
Mr. Anisimov is the President of, and owns a majority interest in, STINS COMAN. Based on our record and a Schedule 13D/A report filed with the SEC on July 31, 2013, jointly by STINS COMAN, Sergey Anisimov and Boris Granovsky (the “13D/A Report”), the figure includes (i) 7,678,172 ordinary shares held by STINS COMAN  and (ii) 239,563 ordinary shares held by Invencom with which he may be affiliated due to his wife being an owner, director and manager of Invencom. In addition, this amount includes 292,385 ordinary shares that may be acquired by STINS COMAN upon conversion of the $1,000,000 outstanding under the Convertible Loan as of August 5, 2013.

(4)
Based on the 13D/A Report, Mr. Granovsky is the Vice President of, and owns a minority interest in, STINS COMAN. Consequently, Mr. Granovsky may be deemed the beneficial owner, and to share the power to vote and dispose of the shares held by STINS COMAN.  Mr. Granovsky disclaims beneficial ownership of such shares. See "Principal Shareholders" below.

(5)
Includes outstanding options exercisable, within 60 days as of August 5, 2013 into 100,201 ordinary shares. These options have an exercise price ranging from $3.00 to $22.56 per ordinary share and with the last options expiring in 2018.

RELATED PARTY TRANSACTIONS

 Distributor Agreement – Enterprise. STINS COMAN, which became our largest shareholder in June 2008, has served as our distributor in Russia for our enterprise products since 1994 and has worked with us consistently since that date. In May 2005, more than three years before STINS COMAN became a principal shareholder of RiT, we entered into an International Distributor Agreement with STINS Corp., a subsidiary of STINS COMAN, whereby STINS Corp. was appointed as our non-exclusive distributor of enterprise products in Russia. The term of the Distributor Agreement is until July 14, 2014, which term, subject to applicable law, is automatically renewed for additional one-year terms at the conclusion of each period, unless terminated by either party.

Under the Distributor Agreement, STINS Corp. undertook a series of obligations, to maintain an adequate and aggressive sales organization to distribute and procure sales, to actively promote and create a demand for our products, and to assure adequate advisory, installation and support services. We also undertook a series of obligations, to supply STINS Corp., at no cost, with such aids and technical assistance as we deem necessary to aggressively pursue product sales. The prices at which STINS Corp. is entitled to buy our products is, like most of our distributors, at a 50% discount to the recommended price list existing at the time we accept each purchase order.

In 2012, 2011 and 2010, we generated approximately $329,000, $383,000 and $595,000, respectively, in revenues from orders placed by STINS COMAN under the Distributor Agreement.

Employment. Mr. Sergey Anisimov is the Chairman of our Board of Directors and is the founder and President of STINS COMAN. In July 2008, our Audit Committee and Board of Directors approved the employment of Mr. Anisimov's son in the quality assurance department at a monthly gross salary of approximately NIS 12,000 (approximately $3,400), and additional social benefits in accordance with our policy. Our Audit Committee and Board of Directors also approved, subject to shareholder approval, a framework arrangement pursuant to which any modifications or amendments to be made in Mr. Anisimov’s son’s employment terms or position by our officers in the future are approved, provided that any such modification or amendment is conditioned upon the following: (i) any increase in the gross salary will not exceed 20% per year, (ii) any bonus will not exceed the equivalent of one monthly salary per year, (iii) any change in position is permitted as long as he is not appointed as one of our office holders; and (iv) the further approval by the Audit Committee and the Board of Directors. Our shareholders approved the foregoing compensation and framework arrangement at the annual meeting held in August 2008. In September 2010 and in line with said shareholder approval, our Audit Committee and Board of Directors approved the change of position of Mr. Anisimov's son to work in our support department, and increased his salary by 20% for each of the years 2009 and 2010 starting August 2010. Accordingly, his monthly gross salary is currently NIS 17,280 (approximately $5,000). In addition, as part of his employment terms, he was granted options to purchase 250 ordinary shares at an exercise price of $4.80 per share, according to comparable criteria for options grant to our employees, including a vesting period of three years. In April 2013, our Audit Committee and Board of Directors approved (i) the change of position of Mr. Anisimov's son to work in our production planning and control department, and (ii) a grant to him of a special-bonus in the form of stock options exercisable into 38,500 ordinary shares, at an exercise price equal to the fair market value of the ordinary shares on the date of the grant (i.e., the closing price of our ordinary shares on the date of our 2013 Annual General Meeting). In addition, our Audit Committee and Board of Directors approved all future modifications or amendments in his employment terms or position, provided that any such modification or amendment is conditioned upon the following: (i) any increase in the gross salary will not exceed 20% per year, (ii) any bonus will not exceed the equivalent of one monthly salary per year,  (iii) any change in position is permitted as long as he is not appointed as one of our office holders; and (iv) the further approval by the Audit Committee, the Board of Directors and, starting June 2016, shareholder approval. On June 17, 2013 our shareholders approved the terms and framework of compensation to Mr. Anisimov's son, as  described above.

Distributor Agreement – Carrier. In September 2008, we entered into an International Distributor Agreement with STINS Coman Corporation, a subsidiary of STINS COMAN, whereby STINS Coman Corporation was appointed as our non-exclusive distributor of carrier products in the CIS market until, initially, September 2009, with automatic renewals for additional one year terms, unless terminated by either party. We refer to this agreement as the Carrier Distributor Agreement. The Carrier Distributor Agreement is an umbrella agreement that provides a framework for future deals in the carrier market, the terms of each of which would require further approval of our Audit Committee and Board of Directors and, if required under Israeli law, our shareholders. The prices at which STINS Coman Corporation is entitled to buy carrier products is at the recommended price list existing at the time we accept the purchase order, unless otherwise agreed by the parties with respect to each deal, on a case-by-case basis which would require further approval of our Audit Committee and Board of Directors. No carrier transactions were ever carried out under this agreement and, in light of the end-of-life we declared of this product line, it has expired in December 2012.

Convertible Loan Agreement. On June 11, 2009, we entered into the Convertible Loan Agreement. Pursuant to the Convertible Loan Agreement, STINS COMAN agreed to extend to the Company an unsecured loan, originally of up to $10 million (the “Maximum Amount”) at an annual interest rate of 2.47%. The Maximum Amount was increased several times and currently is $35 million (amendment dated December 8, 2011, increased to $14 million; amendment dated April 17, 2012, increased to $20 million; amendment dated August 6, 2012, increased to $25 million and amendment dated October 23, 2012 increased to $35 million).

Pursuant to the Convertible Loan Agreement, at any time commencing October 1, 2009 through December 31, 2015 (the "Term"), we may call and receive any portion of the loan from STINS COMAN, but no more than $5 million at a time (up to the said Maximum Amount of $35 million) and at intervals of at least 30 days between each call request.

Under the Convertible Loan Agreement, we are required to repay the outstanding principal amount and the interest accrued thereon after 36 months from receipt of each part of the funds respectively. STINS COMAN has the right to convert any outstanding principal amount of the loan and the interest accrued thereon, in whole or in part, into our ordinary shares at a conversion price per share equal to the market price of our ordinary shares on NASDAQ on the day we received the funds from STINS COMAN (the "Base Price"), plus a premium of 10% thereon. The conversion is subject to 30 days prior notice and to the execution of a definitive purchase agreement to be substantially similar to the Securities Purchase Agreement entered between the parties on September 11, 2008.

As of August 5, 2013, we had drawn approximately $23.9 million in principal under the Convertible Loan Agreement (with $1,000,000 outstanding on such date and approximately $11.1 million available for additional drawdowns by us from time to time in the future), which we received in installments, and which STINS COMAN converted into 6,262,041 of our ordinary shares as follows:

•
On June 9, 2010, STINS COMAN converted approximately $1.5 million loan amount, representing principal and accrued interest, into 615,485 of our ordinary shares, reflecting an average conversion price of $2.465 per share (i.e., with a 10% premium on the applicable Base Price at the time of each part of the funds received) pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated May 17, 2010.

•
On September 30, 2010, STINS COMAN converted approximately $1.5 million loan amount, representing principal and accrued interest, into 687,128 of our ordinary shares, reflecting an average conversion price of $2.214 per share (i.e., with a 10% premium on the applicable Base Price at the time of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated September 13, 2010.

•
On March 31, 2011, STINS COMAN converted approximately $1.175 million loan amount, representing principal and accrued interest, into 408,787 of our ordinary shares, reflecting an average conversion price of $2.876 per share (i.e., with a 10% premium on the applicable Base Price at the time of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated March 15, 2011.

•
On June 30, 2011, STINS COMAN converted approximately $1.0 million loan amount, representing principal and accrued interest, into 177,006 of our ordinary shares reflecting an average conversion price of $5.680 per share (i.e., with a 10% premium on the applicable Base Price at the time of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated June 15, 2011.

•
On December 29, 2011, STINS COMAN converted approximately $3.2 million loan amount, representing principal and accrued interest, into 636,874 of our ordinary shares, reflecting an average conversion price of $5.090 per share (i.e., with a 10% premium on the applicable Base Price at the time of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated December 8, 2011.

•
On July 17, 2012, STINS COMAN converted approximately $4.2 million loan amount, representing principal and accrued interest, into 1,146,114 of our ordinary shares, reflecting an average conversion price of $3.667 per share (i.e., with a 10% premium on the applicable Base Price at the time of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated June 26, 2012.

•
On December 28, 2012, STINS COMAN converted approximately $3.8 million loan amount, representing principal and accrued interest into 1,119,743 of our ordinary shares, reflecting an average conversion price of $3.420 per share (i.e., with a 10% premium on the applicable Base Price at the time of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated December 5, 2012.

•
On March 29, 2013, STINS COMAN converted approximately $4.5 million loan amount, representing principal and accrued interest, into 1,021,166 of our ordinary shares, reflecting an average conversion price of $4.440 per share (i.e., with a 10% premium on the applicable Base Price at the time of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated March 14, 2013.

•
On June 27, 2013, STINS COMAN converted approximately $2 million loan amount, representing principal and accrued interest, into 449,738 of our ordinary shares, reflecting an average conversion price of $4.46 per share (i.e., with a 10% premium on the applicable Base Price at the time of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated June 17, 2013.

Product Alliance Agreement. On February 19, 2010, we entered into a Product Alliance Agreement with STINS COMAN (the "Product Alliance Agreement"). The Product Alliance Agreement provided for cooperation between STINS COMAN and RiT with regard to a laser speed camera (the “Product”) developed by STINS COMAN. Pursuant to the Product Alliance Agreement, STINS COMAN granted us the exclusive rights to, primarily: (a) manufacture the Product in accordance with the Manufacturing File (as defined therein) furnished to us by STINS COMAN and (b) sell the Product worldwide, except for Russia and the CIS countries. Additional key terms of the Product Alliance Agreement included the following:

•
Our obligation to pay STINS COMAN part of the Product’s sales proceeds, equal to 50% of an amount equal to the excess of (i) the proceeds from sales of the Product over (ii) the costs of manufacturing the Product. Such payments to STINS COMAN were to be paid not later than three years after our actual receipt of the sales proceeds.

•
STINS COMAN had the option to convert any money due to it under the Product Alliance Agreement into our ordinary shares at a conversion price equal to the NASDAQ market price of our ordinary shares on the last day prior to the signing of a definitive share purchase agreement for the issuance and sale of our ordinary shares upon such conversion.

•
We had the right to purchase the Product at an agreed-upon purchase price amount equal to the excess of (a) $4 million over (b) the then aggregate money amount due to STINS COMAN under the Product Alliance Agreement.

•
STINS COMAN undertook to indemnify us in respect of all damages actually incurred or suffered by us as a result of claims by third parties that the use or sale of the Product infringes a valid patent, trademark, copyright or other intellectual property right.

There were no sales of the Product, and the Product Alliance Agreement expired on December 31, 2012.

Following the execution of the Product Alliance Agreement, due to a need for further research and adjustment of the Manufacturing File (and the products based on it), we entered into a services agreement (the “Services Agreement”) with STINS COMAN, dated July 28, 2011. Under the Services Agreement, RiT provided STINS COMAN with R&D services for improving the Manufacturing File as aforesaid, and STINS COMAN reimbursed RiT for the costs and expenses incurred for such services, up to $300,000. In addition, STINS COMAN compensated RiT for the Services granted to it (as defined in the Services Agreement), in an amount equal to 15% of the total costs incurred for employees and contractors hired for the services (i.e., costs of labor + 15%). The Services Agreement expired on December 31, 2011.

Beamcaster™ Technology (indoor wireless optical network).

MOU. On July 1, 2010, we entered into a Memorandum of Understanding (the “MOU”) with Invencom. The MOU related to an evaluation of the feasibility of certain optical wireless communication technology owned by Invencom (the "Technology"), and the ultimate creation of a prototype system designed to demonstrate the qualities, specification and limitations of such Technology (the "Feasibility Check" and the “Project”, respectively).  Under the MOU, we agreed to assign specific RiT professionals to work on a part-time basis (under agreed-upon limitations) with Invencom on the Project, while Invencom would recruit and hire specific experts. Invencom further undertook to compensate RiT's designated employees for their part-time employment for Invencom during the term of the Project.

On May 12, 2011, we entered into an Addendum to the MOU with Invencom, in which the term for carrying out the Project (originally six months), was extended until the actual completion of the Project. In addition, the Addendum provided that Invencom will be required to reimburse RiT for contractors hired by RiT for the Project.

Under the MOU, RiT was granted an option to purchase the Technology (the “Option”), at RiT’s sole discretion and following the results of the Feasibility Check, at a purchase price equal to the sum of (a) Invencom’s actual and direct costs incurred for the Project during the Term (“Invencom Costs”), plus (b) 25% of Invencom Costs (collectively, the “Purchase Price”). The Purchase Price was supplemented with an additional revenue-sharing right for Invencom, equal to 3% of the proceeds actually received by RiT in return for any future sale of the Technology and/or for any future sale of products using the Technology (the “Revenue Sharing”).

Technology Purchase Agreement. Following the results of a feasibility check, we decided to exercise the Option and purchased the Technology in accordance with the terms of a Technology Purchase Agreement, by and between RiT and Invencom, dated June 26, 2012 (the “Purchase Agreement”). The Purchase Agreement provides for the sale and transfer of the Technology and all rights thereto from Invencom to RiT. Consistent with the MOU, the consideration payable to Invencom (the “Purchase Consideration”) consisted of (a) the Purchase Price, which consistent with the formula set originally in the MOU, as described above, equaled US$583,270 and (b) the Revenue Sharing right described above.

Instead of cash payment, it was agreed that the Purchase Price (US$583,270) would be recorded as a loan amount provided by Invencom to RiT (the “Loan Amount”), which was to bear an interest of 2.47% per annum and was to be repaid not later than eighteen (18) months following the closing date. Invencom was granted with a right to convert the Loan Amount or any part thereof (together with interest accrued thereon), into RiT’s Shares (the “Conversion Right”) with a conversion price per share equal to the NASDAQ closing price of RiT’s shares on the day RiT received a written notice from Invencom notifying its election of conversion. In September 2012, Invencom converted the Loan Amount and interest accrued thereon into 218,813 ordinary shares pursuant to a Securities Purchase Agreement, dated as of September 10, 2012, reflecting a conversion price of $2.67 per share.

Additional Technology Feasibility check with Invencom. In an effort to examine and broaden our potential future technologies, we entered into an MOU, dated as of December 11, 2012, with Invencom. The MOU provides that both parties, RiT and Invencom, join specific professional personnel together to work on a feasibility study of a technology they named "Optical Matrix Technology", which is an idea in preliminary development  (the "Feasibility Project"). Under the MOU, we agreed to allow several of RiT's employees ("Allowed Employees") to provide services to Invencom for the Feasibility Project (only in their leisure time and with additional limitations) together with Invencom's personnel. Invencom on the other hand undertook to recruit and hire specific experts for such Feasibility Project which will be managed solely by Invencom. Invencom further undertook to compensate RiT's Allowed Employees for their services during the term of the Feasibility Project.

Similar to the previous MOU dated July 1, 2010 regarding the Beamcaster™ technology, RiT was granted an option to acquire said technology following the results of such Feasibility Project, at the sole discretion of RiT and at a purchase price equal to the sum of (a) Invencom's actual and direct costs incurred for the Feasibility Project during its term (“Invencom's Costs”), plus (b) 25% of Invencom's Costs (together with Invencom's Costs, the “Purchase Price”). If the purchase option is exercised, the Purchase Price will be supplemented with an additional revenue sharing right for Invencom, equal to 3% out of the proceeds actually received by RiT in return for any future sale of said technology and/or any future sale of different products using said technology ("Revenue Sharing Right").

Training Services for Related Company. On October 26, 2011 we entered into a services agreement with the Academy of Informational Systems (“AIS”), an entity related to STINS COMAN, for the provision of training services in Russia for our enterprise products (the “AIS Services Agreement”).  As discussed above, STINS Corp., a subsidiary of STINS COMAN, is RiT’s distributor of enterprise products in Russia. To educate STINS Corp.’s personnel/customers regarding RiT’s products, from time to time STINS Corp. arranges seminars and training workshops that are carried out by AIS in AIS facilities in Russia.

Under the AIS Services Agreement, RiT will provide AIS with higher level training and teaching services for RiT’s products in AIS facilities (the “Services”), as requested from time to time. AIS undertook to pay for the Services in accordance with RiT’s regular services’ price list, existing at the time of any Services given as well as to reimburse RiT for the costs and expenses incurred by RiT and any of its personnel in carrying out the Services.

Representative Agreement with IntElorg Pte Ltd.  On June 17, 2013 we entered into a representative agreement with IntElorg Pte Ltd, a Singapore company affiliated with STINS COMAN ("IntElorg).The agreement provides for engaging IntElorg in defined services and designating it as our non-exclusive representative in Singapore, Hong Kong and additional Asian countries, all aimed at assisting us in locating sale-opportunities in such territories in Asia. Additional key terms of the agreement include the following:

•	IntElorg territory consists of Singapore, Hong Kong, Macao, Taiwan, Indonesia, Vietnam, Thailand, Philippines, and Kazakhstan (the “territory”);

•	Success-fees compensation only, i.e., a commission of 5% on each actual sale generated in the Territory; and

•
Initial term of approximately three years, until March 1, 2016 (the "Term"), which shall  automatically renew for additional one (1) year terms from the end of the Term, unless terminated by either party, for any reason, upon thirty (30) days written notice, prior to the end of the Term, or any additional term, as the case may be.

We believe that the terms of the transactions in which we have engaged and are currently engaged with STINS COMAN and/or its affiliates are beneficial to us and no less favorable to us than terms which might be available to us from unaffiliated third parties.

Several of our related party agreements may be deemed to be material, including the Convertible Loan Agreement with STINS COMAN and the MOUs we entered into with Invencom Ltd.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of August 5, 2013 (except as noted below) by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. Unless otherwise indicated, the address of each beneficial owner is c/o STINS COMAN Incorporated, 126 Pervomayskaya Street, Moscow 105203, Russia.

Name	Number of Ordinary Shares Owned Excluding Options and Warrants	Number of Ordinary Shares Beneficially Owned	Number of Ordinary Shares Beneficially Owned as Percent of Total Shares(1)
Sergey Anisimov(2)	7,917,735	8,210,120	86.7%
Boris Granovsky (3)	7,678,172	7,970,557	84.1%

(1)
Based on 9,180,724 ordinary shares outstanding as of August 5, 2013 (excluding treasury shares). Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to securities. Ordinary shares relating to options and convertible securities currently exercisable or convertible or that are exercisable or convertible within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
Mr. Anisimov is the President of, and owns a majority interest in, STINS COMAN. Based on our records and the Schedule 13D/A Report filed on July 31, 2013, the figure includes (i) 7,678,172 ordinary shares held by STINS COMAN and (ii) 239,563 ordinary shares held by Invencom with which Anisimov may be affiliated due to his wife being an owner, director and manager of Invencom. In addition, this amount includes 292,385 ordinary shares that may be acquired by STINS COMAN upon conversion of the $1,000,000 outstanding under the Convertible Loan as of August 5, 2013.

(3)
Based on the 13D/A Report, Mr. Granovsky is the Vice President of, and owns a minority interest in, STINS COMAN. Consequently, Mr. Granovsky may be deemed the beneficial owner, and to share the power to vote and dispose of the shares held by STINS COMAN. Mr. Granovsky disclaims beneficial ownership of such shares.

Significant Changes in the Ownership of Principal Shareholders

As of January 1, 2010, STINS COMAN beneficially owned approximately 59% of our outstanding shares. Since then, we issued a total of 5,812,303 ordinary shares to STINS COMAN in connection with the conversions of approximately $20.9 million (principal and interest), in the aggregate, of the Convertible Loan made by STINS COMAN. On June 27, 2013 we issued an additional 449,738 ordinary shares in connection with the conversion of approximately $2.0 million under the Convertible Loan. On each of July 29, 2013 and August 5, 2013, we drew down an additional $500,000 under the Convertible Loan (or, in the aggregate, $1,000,000). Following such issuances, STINS COMAN beneficially owns, together with Invencom, 8,210,120 ordinary shares, representing approximately 86.7% of our outstanding shares. For additional information about such issuances, see "Related Party Transactions" above.

Principal Shareholders' Voting Rights

Each ordinary share is entitled to one vote per share and none of our principal shareholders has any different voting rights than any other shareholder.

Change of Control

As described above, we are controlled by Mr. Sergey Anisimov (through STINS COMAN). To our knowledge, we are not directly or indirectly owned or controlled by any foreign government. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of our control.

DESCRIPTION OF SECURITIES

Our Ordinary Shares

Our share capital is divided into two classes of shares: (i) 50,000,000 ordinary shares, NIS 0.8 par value per share, which entitle their holders to notice of and to participate in and to vote one vote per ordinary share at shareholder meetings, the right to receive dividends upon the declaration of dividends by the board of directors and the right to participate in the distribution of our assets upon liquidation; and (ii) 20,230 deferred shares, NIS 0.1 par value per share, of which 17,030 are outstanding, which deferred shares do not entitle their holders to any rights other than the right to their par value upon our liquidation.

As of January 1, 2012, December 31, 2012, and August 5, 2013, the number of outstanding ordinary shares was 5,209,122, 7,693,792 and 9,180,724, respectively. The increase in the number of ordinary shares outstanding was primarily due to the issuances of ordinary shares to STINS COMAN upon conversion of outstanding amounts under the Convertible Loan and to Invencom pursuant to Technology Purchase Agreement with Invencom, as described in "Related Party Transactions" above.

From January 1, 2011 through August 5, 2013, we issued a total of 5,207,185 ordinary shares, of which (i) 4,959,428 ordinary shares were issued to STINS COMAN in connection with the conversion of outstanding amounts under the Convertible Loan (ii) 218,813 ordinary shares were issued to Invencom pursuant to the Technology Purchase Agreement with Invencom, (iii) 16,028 ordinary shares issued in connection with our Equity Distribution Agreement with Maxim Group, and  (iv) 12,916 ordinary shares were issued upon the exercise of options granted under our share option plans.

Other material terms and provisions of our ordinary shares are described in " - Memorandum and Articles of Association” below.

Underwriters' Warrants

We have also agreed to issue to the underwriters warrants to purchase up to an aggregate of five percent (5%) of the ordinary shares sold in this offering, other than ordinary shares covered by the over-allotment option described below. The warrants will have an exercise price equal to 125% of the offering price of the ordinary shares sold in this offering. For additional information regarding these warrants, see option “Underwriting — Underwriters' Warrants” below.

Memorandum and Articles of Association

Set out below is a description of certain provisions of our Amended and Restated Memorandum of Association ("Memorandum of Association" or the "Memorandum") and Amended and Restated Articles of Association ("Articles of Association" or the "Articles"), and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Memorandum and Articles, which are filed as exhibits hereto and are incorporated herein by reference, and to Israeli law.

General

                We were first registered under Israeli law on July 16, 1989 as a private company. In August 1997, we became a public company.  We are registered with the Registrar of Companies in Israel under number 520043357.

Objects and Purposes

                 Pursuant to Section 2 of our Memorandum of Association, the objectives for which we were established include, among others, the following: to manufacture, market, sell, import, export, acquire, rent to, lease to, rent from, lease from and engage in any manner whatsoever in computer equipment; to manage an enterprise in the computer, electronics, mechanics sectors and in any other sector; to engage in the planning, research and development of equipment for computers, electronics, mechanics, including computer communications equipment and including any auxiliary equipment, electronic and mechanical components and items, and additional objectives defined therein.

The Powers of the Directors

                Under our Articles, the authority conferred on the Board of Directors is subject to the provisions of the Israeli Companies Law. According to the Israeli Companies Law, in general, the Board of Directors is responsible for outlining the Company's policy and for the oversight of the management of our business. The Board of Directors is entrusted with additional powers, including the power to borrow or secure the payment of any sum of money for our purposes. The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

There is no requirement under our Articles or Israeli law for directors to retire on attaining a specific age. Our Articles do not require directors to hold our ordinary shares to qualify for election.

For additional details regarding the ability of directors to vote on a proposal, arrangement or contract in which the director is materially interested, including compensation, see " - Approval of Specified Related Party Transactions under Israeli Law" below.

Share Capital

                General; Voting Rights.  Our share capital is divided into two classes of shares: (i)  fifty million (50,000,000) ordinary shares, NIS 0.8 par value per share, which entitle their holders to notice of and to participate in and to vote one vote per ordinary share at shareholder meetings, the right to receive dividends upon the declaration of dividends by the board of directors and the right to participate in the distribution of our assets upon liquidation; and (ii) twenty thousand two hundred and thirty (20,230)  deferred shares, NIS 0.1 par value per share, which entitle their holders no rights other than the right to their par value upon our liquidation. The shares do not entitle their holders to preemptive rights.

                Dividend Rights. Dividends on our ordinary shares may be paid only out of profits, as defined in the Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher. Our board of directors is authorized to declare dividends, provided that there is not reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deduction of previous distributions that were not already deducted from the surpluses, as evidenced by financial statements prepared no more than six months prior to the date of distribution.

In general, our board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed and, if after seven years since a dividend has been declared, it is still unclaimed, it is forfeited.  We are not obligated to pay interest on an unclaimed dividend.

Rights to Share in Profits.  Our holders of ordinary shares have the right to share in our profits distributed as a dividend and any other permitted distribution.  See " - Dividend Rights” above.

Rights to Share in Surplus in Liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our outstanding shares in proportion to their holdings.  This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Redemption Rights; Sinking Fund. Our ordinary shares are not redeemable and do not entitle their holders to preemptive rights. Under our Articles, the Company may, subject to the Israeli Companies Law provisions, issue redeemable shares.

Liability to Capital Calls by the Company.  Under our Articles and the Israeli Companies Law, the liability of our shareholders is limited to the unpaid amount of the par value of the shares held by them.

Limitations on Existing or Prospective Major Shareholder.  See " - Approval of Specified Related Party Transactions under Israeli Law” below.

Changing Rights Attached to Shares. The rights attached to any class may be modified or abrogated by a simple majority of the voting power represented at a shareholder meeting, in person or by proxy, and voting thereon, subject to the approval of a majority of the shares of such class present and voting at a separate class meeting. Notwithstanding the foregoing, changes to the rights of our deferred shares, the creation of a new class of shares and an increase of authorized share capital, are subject to the approval of the shareholders by the holders of at least 75% of the votes of shareholders present by person or by proxy and voting in the shareholders meeting.

Shareholder Meetings

Shareholder Meetings. An annual shareholder meeting is required to be held once every calendar year, within a period not to exceed 15 months after the last preceding annual meeting. The Board of Directors, whenever it thinks fit, may convene an extraordinary shareholder meeting and, pursuant to the Israeli Companies Law, must convene a meeting upon the demand of two directors or one quarter of the directors in office or upon the demand of the holder or holders of at least 5% of our outstanding ordinary shares and 1% of the voting rights, or one or more shareholders holding in the aggregate at least 5% of the voting rights in the company.

Prior Notice Requirements. Under our Articles, we are required to give prior notice of a shareholder meeting as required by law or applicable stock exchange rules, but in any event not less than seven (7) days. Under the Companies Law, shareholder meetings generally require prior notice of not less than 21 days or, with respect to certain matters, such as election of directors and affiliated party transactions, prior notice of not less than 35 days.

Quorum. Two or more shareholders, present in person or by proxy and holding at least 35% of our outstanding voting power constitute a quorum. If there is no quorum within an hour of the time set, the meeting, if convened upon demand of shareholders or directors as described above shall be dissolved, but in any other case it will be postponed until the following week, or any other time that the chairman of the board of directors and the shareholders present agree to. At the postponed meeting, any two shareholders will constitute a quorum.

Resolutions. Unless otherwise required by the Israeli Companies Law, resolutions at shareholder meetings are deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon.

Limitation on Rights to Own Shares

Neither our Memorandum of Association or our Articles of Association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with regard to subjects of countries which are in a state of war with Israel who may not be recognized as owners of ordinary shares.

Approval of Specified Related Party Transactions under Israeli Law

Fiduciary Duties of Office Holders

The Israeli Companies Law imposes a duty of care and a duty of loyalty on all office holders (as defined under the Israeli Companies Law, and as discussed under "Management – External Directors" below) of a company.  Each person listed in the table under "Management - Directors and Senior Management" below is an office holder.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of care of an office holder includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by him or her by virtue of his or her position; and

•	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties in the company and the performance of his or her other duties or his or her personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to a company's affairs which the office holder has received due to his or her position as an office holder.

Under the Israeli Companies Law, directors' and officers’ compensation arrangements in public companies, such as ours, generally require the approvals of the audit committee, the Board of Directors and, in the case of directors, the shareholders as well, in that order.

Disclosure of Personal Interests of an Office Holder

The Israeli Companies Law requires that an office holder of a company disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed.

A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which the office holder has the right to appoint at least one director or the general manager. In the case of an extraordinary transaction, the office holder's duty to disclose applies also to a personal interest of the office holder’s relative, which term is defined in the Israeli Companies Law to include the person's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing.

Under the Israeli Companies Law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;

•	otherwise than on market terms; or

•	that is likely to have a material impact on the company's profitability, assets or liabilities.

Under the Israeli Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve the transaction, unless the articles of association provide otherwise. Nevertheless, a transaction that is adverse to the company’s interest may not be approved.

If the transaction is an extraordinary transaction, approval of both the audit committee and the board of directors is required. Under specific circumstances, shareholder approval may also be required.

A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee generally may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter. If a majority of the members of the board of directors has a personal interest, shareholder approval is generally also required.

Approval of Office Holder Compensation

A recent amendment to the Israeli Companies Law imposes new approval requirements for the compensation of office holders. Every Israeli public company, such as  RiT, must adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order, no later than September 2013. The shareholder approval requires a majority of the votes cast by shareholders, provided that either (i) the shares voted in favor of the resolution include at least a majority of the shares voted by shareholders who are not controlling shareholder(s) and do not have a "personal interest" in such matter or (ii) the total number of shares voted against such matter by said group of disinterested shareholders does not exceed two percent of the voting rights in the company. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by the same majority noted above), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

Duties of Shareholders

Under the Israeli Companies Law, each shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations toward the company and other shareholders and to refrain from abusing its power in the company, such as in shareholder votes. In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder or any other power toward the company.

Transactions with Controlling Shareholder

Under the Israeli Companies Law, the disclosure requirements, which apply to an office holder, also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company.

Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, generally require the approval of the audit committee, the board of directors and the shareholders of the company, in that order.  The shareholder approval must be by majority vote, provided that either:

•
at least  a majority of the shares of shareholders who have no personal interest in the transaction and are present and voting, in person, by proxy or by written ballot, at the meeting, vote in favor; or

•	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than two percent of the voting rights in the company.

In addition, any such extraordinary transaction whose term is longer than three years may require further shareholder approval every three years, unless, where permissible the Israeli Companies Law, the audit committee approves that a longer term is reasonable under the circumstances.

It should be noted that under regulations promulgated under the Israeli Companies Law, Israeli Companies Regulations (Relief for Interested Party Transactions), 2000 (the “Relief Regulations”), the aforesaid shareholder approval of extraordinary transactions is not required in certain instances, including without limitation, where the audit committee and board of directors determine that the transaction is solely to the benefit of the company, and in any case, provided that a shareholder(s) holding at least 1% of the company’s outstanding shares or voting power may demand such shareholder approval by sending a written notice within 14 days following announcement of the transaction pursuant to the Relief Regulations.

Approval of Private Placements

Under the Israeli Companies Law, a significant private placement of securities requires approval by the board of directors and the shareholders of the company, in that order. A private placement is considered a significant private placement if it will cause a person to become a controlling shareholder or if: (1) the securities issued or deemed issued represent to 20% or more of the company’s outstanding voting rights before the issuance; (2) some or all of the consideration is other than cash or securities listed for trading on a stock exchange or the transaction is not on market terms; and (3) the transaction will increase the holdings of a shareholder that holds 5% or more of the company’s outstanding shares or voting rights or will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding shares or voting rights.

It should be noted that under regulations promulgated under the Israeli Companies Law, Israeli Companies Regulations (Relief for Public Companies traded in stock exchange outside of Israel), 2000, we are not required to seek shareholder approval for any private placement of our securities.

Exculpation, Insurance and Indemnification of Office Holders

       Exculpation of Office Holders

Under the Israeli Companies Law, an Israeli company may not exempt an office holder from liability for breach of his duty of loyalty, but may exempt in advance an office holder from liability to the company, in whole or in part, for a breach of his duty of care (except in connection with distributions), provided that the articles of association of the company allow it to do so.  Our Articles of Association allow us to exempt our office holders from liability to the fullest extent permitted by law.

Insurance of Office Holders

Our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed in his or her capacity as an office holder, for:

•	a breach of his or her duty of care to us or to another person;

•	a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

•	a financial obligation imposed upon him or her in favor of another person.

Indemnification of Office Holders

Our Articles of Association provide that, subject to the provisions of the Israeli Companies Law, we may indemnify an office holder with respect to an act performed in his capacity as an office holder, retroactively (after the liability has been incurred) or in advance, against the following:

•
a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances.

•
reasonable litigation expenses, including attorney's fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

•
reasonable litigation expenses, including attorney's fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, a criminal indictment from which he was acquitted, or a criminal indictment in which he was convicted for a criminal offense that does not require proof of criminal intent.

Limitations on Exculpation, Insurance and Indemnification

The Israeli Companies Law provides that a company may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

•
a breach by the office holder of his or her duty of loyalty, unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly, unless the breach was done negligently;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine imposed against the office holder.

Indemnity and Insurance

We have undertaken to indemnify our office holders to the fullest extent permitted by law by providing them with an Indemnification Agreement, substantially in the form approved by our shareholders in 2009. We currently maintain directors’ and officers' liability insurance with an aggregate coverage limit of $7 million, including legal costs incurred.

Anti-Takeover Provisions; Mergers and Acquisitions

Except for the quorum requirements for adjourned shareholders meetings described above, there are no specific provisions of our Memorandum or Articles that would have an effect of delaying, deferring or preventing a change in control of us or that would operate only with respect to a merger, acquisition or corporate restructuring involving us. However, as described below, certain provisions of the Israeli Companies Law may have such effect.

The Israeli Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger, or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposals for approval of the merger have been filed with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a "special tender offer" if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder of the company. An acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company.  The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company's outstanding shares, the acquisition must be made by means of a "full tender offer" for all of the outstanding shares.  In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it.  Shareholders may request appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate that tendering shareholders will forfeit such appraisal rights.

Finally, Israeli tax law treats some acquisitions, such as stock-for-stock acquisitions exchanges between an Israeli company and another company less favorably than does U.S. tax law. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation, to taxation prior to the sale of the shares received in such stock-for-stock swap.

Exchange Controls

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares.  There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is generally not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel. Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repatriable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

SHARES ELIGIBLE FOR FUTURE SALE

As of August 5, 2013, there were 9,180,724 of our ordinary shares outstanding and upon completion of this offering, there will be [  ] of our ordinary shares outstanding (assuming the underwriters do not exercise their over-allotment option or their warrants and there is no exercise of outstanding options). The ordinary shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any of our ordinary shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration (under Rule 144 or otherwise) under the Securities Act. Rule 144 is described below.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours at the time of sale, or at any time during the preceding three months, and who has beneficially owned restricted shares for at least six months, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume of shares during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.  A person who has not been our affiliate at any time during the three months preceding a sale, and who has beneficially owned his shares for at least six months, would be entitled under Rule 144 to sell such shares without regard to any manner of sale, notice provisions or volume limitations described above. Any such sales must comply with the public information provision of Rule 144 until our ordinary shares have been held for one year.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we and our executive officers, directors and 5% or more beneficial owners of our shares have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, grant any option for the sale of or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares, whether currently owned or subsequently acquired, without the prior written consent of the underwriter, for a period of 90 days after the date of the underwriting agreement, subject to certain exceptions, and subject to an 18-day extension.  This lock-up provision applies to ordinary shares and to securities convertible into or exchangeable or exercisable for ordinary shares.  It also applies to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

TAXATION

Israeli Tax Considerations

The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us and certain Israeli Government programs benefiting us. The following also contains a discussion of the material Israeli tax consequences to persons purchasing our ordinary shares. To the extent that the discussion is based on tax legislation, which has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or the courts will accept the views expressed in the discussion in question.

The following summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Prospective purchasers of our ordinary shares should consult their own tax advisors as to Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares.

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 25% and to capital gains tax at the corporate tax rate.  However, the effective tax rate payable by a company that derives income from an Approved Enterprise (as defined below) may be considerably less, as further discussed below.

On July 29, 2013, an amendment to the Israeli Income Tax Ordinance, 1961 (the "Tax Ordinance") was adopted (the "Tax Amendment"). Pursuant to the Tax Amendment, Israeli companies will be subject to corporate tax on their taxable income at the rate of 26.5% for the 2014 tax year and future years.

Law for the Encouragement of Capital Investments, 1959

Pursuant to the Law for the Encouragement of Capital Investments, 1959, the Company was entitled to tax benefits relating to investments in "Approved Enterprises" in accordance with letters of approval received from the Investment Center of the Ministry of Industry and Commerce of the State of Israel. The period of benefits in respect of the Company's production facilities terminated in 2011. Due to tax losses the Company did not utilize the benefits granted to "Approved Enterprises".

Law for the Encouragement of Industry (Taxes), 1969

According to the Industry Encouragement Law, an "Industrial Company" is a company resident in Israel, 90% or more of the income of which in any tax year, other than of income from defense loans, capital gains, interest and dividends, is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production.

The following corporate tax benefits are available to Industrial Companies, among others:

•	deduction of the cost of purchased know-how and patents over an eight-year period for tax purposes;

•	accelerated depreciation rates on equipment and buildings;

•	under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

•	deduction over a three-year period of expenses involved with the issuance and listing of shares on a recognized stock market.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.  We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law.  No assurance can be given that we qualify or will continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future.

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into force (the “TP Regs”). Section 85A of the Tax Ordinance and the TP Regs generally require that all cross-border transactions carried out between related parties will be conducted on an arm’s length principle basis and will be taxed accordingly.

Capital Gains Tax

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets in Israel including our ordinary shares by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between the inflationary surplus and the real gain. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price that is attributable to the increase in the Israeli consumer price index (CPI) or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

As of January 1, 2012, the tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a "significant shareholder" at any time during the 12-month period preceding such sale (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company), the tax rate will be 30%. However, the foregoing tax rates will not apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.

The tax basis of shares acquired by individuals prior to January 1, 2003, will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year) will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of NIS 800,000. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel (such as the NASDAQ), provided however that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering (in which case a partial exemption may be available). In addition, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Application of the U.S.-Israel Income Tax Treaty to Capital Gains Tax

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on income, as amended (the "the U.S.-Israel Tax Treaty"), the sale of shares by a person who qualifies as a resident of the United States within the meaning of the treaty and who is entitled to claim the benefits afforded to a resident by the treaty will not be subject to Israeli capital gains tax. This exemption does not apply if (i) the person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the applicable sale; or (ii) the capital gains from such sale can be allocated to a permanent establishment in Israel. A sale, exchange or disposition of our ordinary shares by a Treaty U.S. Resident who held, directly or indirectly, shares representing 10% or more of our voting power at any time during the 12-month period preceding the sale, exchange or disposition will be subject to Israeli capital gains tax, to the extent applicable.  However, the person would be permitted to claim a credit for the capital gains tax paid in Israel against the U.S. federal income tax imposed with respect to the applicable sale, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

Tax on Dividends for Non-Israeli Residents

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is applicable at the following rates: (i) 25%, or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; (ii) 15%, if the income out of which the dividend is being paid is attributable to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise. A different rate may be provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a U.S. resident is 25% or 15% if the dividends are from income generated by an Approved Enterprise, Benefited Enterprise or Preferred Enterprise; however if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and not more than 25% of our gross income consists of interest or dividends, then the maximum tax is 12.5% for a shareholder who is a U.S. corporation holding at least 10% of our issued voting power during the part of the taxable year preceding the date of payment of the dividend and during the whole of the prior taxable year (and additional conditions under the U.S.-Israel Tax Treaty are met).

Pursuant to the Tax Amendment, effective January 1, 2014, if the income out of which a dividend is being paid is attributable to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, the dividend will be subject to tax at the rate of 20% (and not 15%). A different rate may be provided in a treaty between Israel and the shareholder’s country of residence, as mentioned above.

U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax considerations relating to an investment in our ordinary shares. This summary deals only with ordinary shares held as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and does not address tax considerations of holders that may be subject to special tax rules, such as dealers or traders in securities or currencies, financial institutions, tax-exempt organizations, life insurance companies, individual retirement and tax-deferred accounts, persons holding the ordinary shares as part of a hedging or conversion transaction or a straddle, persons subject to the alternative minimum tax, or persons who have a functional currency other than the U.S. dollar. In addition, this discussion does not address the tax treatment of U.S. holders who own, directly, indirectly or constructively, 10% or more of our outstanding voting stock. The discussion below is based upon the Code, existing and proposed Treasury regulations promulgated thereunder, and applicable administrative rulings and judicial decisions now in effect, all of which are subject to change, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below.

The following discussion describes the material U.S. federal income tax consequences to a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable treasury regulations to be treated as a United States person (a person described in (1) through (4) above is referred to herein as a "U.S. holder"). Except to the limited extent discussed below, this summary does not consider the U.S. tax consequences to a person that is not a U.S. holder (a "non-U.S. holder"). In addition, the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity treated as a partnership for U.S. federal income tax purposes, generally depend upon the status of the partner and the activities of the partnership. The tax consequences to such a partner or partnership are not considered in this summary and partners and partnerships should consult their tax advisors with respect to tax consequences. In addition, this summary does not consider the possible application of U.S. federal gift or estate taxes or any aspect of state, local or non-U.S. tax laws.

This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular shareholder in light of its personal circumstances. Each shareholder is therefore advised to consult such person's own tax advisor with respect to the specific U.S. federal income tax consequences to such person of purchasing, holding or disposing of the ordinary shares, as well as the effect of any state, local or other tax laws.

To comply with Internal Revenue Service Circular 230, readers are hereby notified that any discussion of federal tax issues in this report is not intended or written by the Company to be used, and cannot be used by any person or entity (A) for the purpose of avoiding penalties that may be imposed on any taxpayer under the Internal Revenue Code or (B) in connection with the promotion or marketing to another party any transactions or matters addressed herein.

Distributions on Ordinary Shares

Subject to the discussion under the heading "Passive Foreign Investment Companies", U.S. holders are required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares to the extent of our current and accumulated earnings and profits attributable to the distribution, as determined for U.S. federal income tax purposes.  A non-corporate U.S. holder that meets certain eligibility requirements may qualify for a lower rate of U.S. federal income taxation on dividends paid if we are a "qualified foreign corporation" for U.S. federal income tax purposes.  We generally will be treated as a qualified foreign corporation if we are not a passive foreign investment company (see discussion below) and (i) we are eligible for benefits under the United States-Israel income tax treaty or (ii) our ordinary shares are listed on an established securities market in the United States (which includes the NASDAQ Capital Market). We believe that we currently are treated as a qualified foreign corporation.  However, no assurance can be given that a change in circumstances will not affect our treatment as a qualified foreign corporation for U.S. federal income tax purposes in any taxable year.  In addition, a non-corporate U.S. Holder will not be eligible for the reduced U.S. federal income tax rate with respect to dividend distributions on ordinary shares if (a) such U.S. holder has not held the ordinary shares for at least 61 days during the 121-day period starting on the date which is 60 days before, and ending 60 days after the ex-dividend date, (b) to the extent the U.S. holder is under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account by the U.S. holder as investment income under Section 163(d)(4)(B) of the Code.  Any days during which the U.S. holder has diminished its risk of loss with respect to ordinary shares (for example, by holding an option to sell the ordinary shares) are not counted towards meeting the 61-day holding period. Non-corporate U.S. holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

To the extent a distribution paid with respect to our ordinary shares exceeds our current and accumulated earnings and profits (as determined for U.S. federal income tax  purposes) such amount will be treated first as a non-taxable return of capital, reducing a U.S. holder’s tax basis for the ordinary shares to the extent thereof, and then as capital gain. Preferential tax rates for long-term capital gains are applicable for U.S. holders that are individuals, estates or trusts. Corporate holders generally will not be allowed a deduction for dividends received from us.

The amount of a distribution with respect to our ordinary shares equals the amount of cash and the fair market value of any property distributed plus the amount of any Israeli taxes withheld therefrom. The amount of any cash distributions paid in NIS equals the U.S. dollar value of the NIS on the date of distribution based upon the exchange rate in effect on such date, and U.S. holders who include such distribution in income on such date will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value.

Pursuant to the U.S.-Israel Tax Treaty, the maximum rate of Israeli withholding tax on dividends paid to a U.S. holder is 25%.  U.S. holders may generally be entitled to a foreign tax credit or deduction in an amount equal to the Israeli tax withheld on distributions on the ordinary shares. Distributions paid by us will generally be foreign source passive income for U.S. foreign tax credit purposes.  The Code applies various limitations on the amount of foreign tax credits that may be available to a U.S. holder. Because of the complexity of these limitations, U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit.

Disposition of Shares

Subject to the discussion under the heading "Passive Foreign Investment Companies," upon the sale, exchange or other disposition of ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s adjusted tax basis in the ordinary shares. The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. holder held the shares for more than one year as of the time of disposition. Any gain or loss realized by a U.S. holder on the sale, exchange or other disposition of ordinary shares generally will be treated as from sources within the United States for U.S. foreign tax credit purposes, except for certain losses which will be treated as foreign source to the extent certain dividends were received by the U.S. holder within the 24-month period preceding the date on which the U.S. holder recognized the loss. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

Passive Foreign Investment Companies

We will be a passive foreign investment company ("PFIC") if: (1) 75% or more of our gross income in a taxable year is passive income or (2) at least 50% of our assets (averaged over the year and generally determined based upon value) in a taxable year are held for the production of passive income. Certain "look-through" rules apply in making this determination. Passive income generally consists of dividends, interest, rents, royalties, annuities, income from certain commodities transactions and from notional principal contracts and gains from the disposition of passive assets. An asset will generally be characterized as passive if it has generated (or is reasonably expected to generate in the reasonably foreseeable future) “passive income” in the hands of the foreign corporation. If we are a PFIC, each U.S. holder who has not elected to be taxed under one of the alternative regimes described below would, upon receipt of certain distributions by us and upon disposition of the ordinary shares at a gain, be liable to pay tax at the then prevailing highest tax rates on ordinary income plus interest on the tax, as if the distribution or gain had been recognized ratably over the U.S. holder’s holding period for the ordinary shares.

Certain elections are available to U.S. holders of shares that may serve to alleviate some of the adverse tax consequences of PFIC status. If we agreed to provide the necessary information, a U.S. holder could avoid the interest charge imposed by the PFIC rules by making a qualified electing fund, or a QEF election, which election may be made retroactively under certain circumstances, in which case the U.S. holder generally would be required to include in income on a current basis his pro rata share of our ordinary earnings as ordinary income and his pro rata share of our net capital gains as long-term capital gain. We do not expect to provide to U.S. holders the information needed to report income and gain pursuant to a QEF election, and we make no undertaking to provide such information in the event that we are a PFIC.

Under an alternative tax regime, a U.S. holder of PFIC stock which is regularly traded on certain U.S. stock exchanges (including the NASDAQ Capital Market) or on certain non-U.S. stock exchanges, could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. holder’s adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above regarding certain distributions and dispositions of ordinary shares would not apply for periods covered by the election.

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature and our status for any year will depend on our income, assets, and activities for such year.  Therefore there can be no assurance that we will not be considered a PFIC for a taxable year. Based on certain estimates of our gross income and gross assets and the nature of our business, we do not believe we were a PFIC for the fiscal year ended December 31, 2012. However, due to legal and factual uncertainties such conclusion is not free from doubt and no assurances can be given in this regard. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a mark-to-market or QEF election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we are determined to be a PFIC.

If we were a PFIC, a holder of ordinary shares that is a U.S. holder must file United States Internal Revenue Service Form 8621 for each tax year in which the U.S. holder owns the ordinary shares.  If we were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains. U.S. Holders should consult their tax advisors with respect to the application of the 3.8% Medicare contribution tax to their income and gains, if any, with respect to their ordinary shares.

Information Reporting and Backup Withholding

A U.S. holder may be subject to backup withholding and information reporting requirements with respect to cash distributions and proceeds from a disposition of ordinary shares. In general, backup withholding will apply only if a U.S. holder fails to comply with certain identification procedures. Information reporting and backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, provided that the required information is furnished to the Internal Revenue Service.

Legislation enacted in 2010 requires individual U.S. holders to report information to the IRS with respect to their investment in stock or securities issued by a person other than a United States person, if certain conditions are met.  Investors who are individuals and fail to report required information could become subject to penalties.  Prospective investors are encouraged to consult with their own tax advisors regarding the possible implication of this new legislation on their investment in our ordinary shares.

Non-U.S. Holders of Ordinary Shares

Except as provided below, a non-U.S. holder of ordinary shares generally will not be subject to U.S. income or withholding tax on the payment of dividends on, and the proceeds from the disposition of ordinary shares.

A non-U.S. holder may be subject to U.S. income tax on dividend received on ordinary shares or upon the receipt of income from the disposition of ordinary shares if (1) such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or a fixed place of business in the United States; (2) the individual non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met; or (3) the non-U.S. holder is subject to tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

Non-U.S. holders may be subject to backup withholding on the payment of dividends on ordinary shares, or the proceeds from the disposition of ordinary shares made in the United States or by a U.S. related person, unless the non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more specified relationships with the United States. In general, non-U.S. holders will not be subject to backup withholding with respect to the payment of proceeds from the disposition of ordinary shares by a foreign office of a broker.

The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

The above discussion is not intended to constitute a complete analysis of all tax consequences relating to the ownership and disposition of our ordinary shares. Investors should consult their tax advisor concerning the tax consequences applicable to their particular situation.

UNDERWRITING

Aegis Capital Corp. is the representative of the underwriters of the offering. We have entered into an underwriting agreement, dated [     ], 2013 with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriters named below and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ordinary shares listed in the following table:

Name of Underwriter	Number of Shares
Aegis Capital Corp.
Total

The underwriters are committed to purchase all of the ordinary shares offered by us if they purchase any shares other than those covered by the option to purchase additional shares described below.

The underwriters propose to offer the shares offered by us to the public at the public offering price set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers at such price less a concession of $      per share. If all of the shares offered by us are not sold at the public offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus.

The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of [  ] additional shares (15% of the shares sold in this offering) from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option, if any, at the public offering price that appears on the cover page of this prospectus supplement, less the underwriting discount. If this option is exercised in full, the total price to the public will be $[  ], and the total proceeds to us, before expenses, will be $[  ].

Discounts and Commissions. We have agreed to pay an underwriting discount of 7% of the gross proceeds of the offering (equivalent to 7% of the per share public offering price of $[  ]). The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Total Without Over-Allotment	Total With Over- Allotment
Public offering price	$	$	$
Underwriting discount (7%)	$	$	$
Non-accountable expense allowance (1%) (1)	$	$	$
Proceeds, before expenses, to us	$	$	$
____________
(1)	The expense allowance of 1% is not payable with respect to the shares sold upon exercise of the underwriters’ over-allotment option.

We have paid an expense deposit of $25,000 to the representative, which will be applied against the non-accountable expense allowance that will be paid by us to the underwriters in connection with this offering. The underwriting agreement provides that in the event the offering is terminated, the $25,000 expense deposit paid to the representative will be returned to us to the extent that offering expenses are not actually incurred by the underwriters.

We have also agreed to pay the underwriters' expenses relating to the offering, including (a) all fees incurred in clearing this offering with FINRA; (b) all fees, expenses and disbursements relating to the registration or qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the underwriters (including reasonable fees and disbursements of blue sky counsel not to exceed $5,000); (d) all fees, expenses, and disbursements relating to background checks of our officers and directors in an amount not to exceed an aggregate of $3,000 per individual; (e) up to $20,000 of the actual road show expenses of the underwriters in connection with the offering; and (f) up to $21,775 for the underwriters’ use of Ipreo’s book-building, prospectus tracking and compliance software for this offering.

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount, will be approximately $[  ].

Underwriters' Warrants.  We have agreed to issue to the representative or its designees warrants, or the Underwriters' Warrants, to purchase up to that number of our ordinary shares equal to 5% of the aggregate number of shares sold in this offering (excluding the over-allotment option). The Underwriters' Warrants will be exercisable at a per share price equal to 125% of the public offering price per share in the offering, at any time, and from time to time, in whole or in part, during the four-year period commencing one year from the effective date of the offering, which period shall not extend further than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(H)(i). The representative (or permitted assignees under Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the offering in compliance with FINRA Rule 5110(g)(1). The Underwriters' Warrants will provide for one demand registration right and unlimited “piggy back” registration rights, for four and seven year periods respectively, and customary anti-dilution provisions (for share dividends and splits and recapitalizations) consistent with FINRA Rule 5110, and further, the number of shares underlying the Underwriters' Warrants shall be reduced if necessary to comply with FINRA rules or regulations.

Discretionary Accounts. The underwriters do not intend to confirm sales of ordinary shares offered hereby to any accounts over which they have discretionary authority.

Right of First Refusal. We granted the representative of the underwriters in this offering, for a period of eighteen months after the effectiveness of this offering, a right of first refusal to act as lead underwriter for each and every future public and private equity and debt offering by our company or any of our successors or subsidiaries (excluding any offerings solely involving our existing investors or their affiliates) during such period.

Lock-Up Agreements. Pursuant to certain “lock-up” agreements, we and our executive officers, directors and 5% or more beneficial owners of our shares have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, grant any option for the sale of, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares, whether currently owned or subsequently acquired, without the prior written consent of the underwriter, for a period of 90 days after the date of the underwriting agreement, subject to certain exceptions, and subject to an 18-day extension.  This lock-up provision applies to ordinary shares and to securities convertible into or exchangeable or exercisable for ordinary shares.  It also applies to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Electronic Offer, Sale and Distribution of Shares. A prospectus in electronic format may be made available on the websites maintained by the underwriters and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to the underwriters for sale to their online brokerage account holders. Other than the prospectus in electronic format, the information on these websites are not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters in its capacity as underwriter, and should not be relied upon by investors.

Stabilization.  In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

•
Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

•
Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters are not greater than the number of shares that it may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising its overallotment option and/or purchasing shares in the open market.

•
Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the overallotment option. If the underwriters sell more shares than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our ordinary shares. These transactions may be effected on The NASDAQ Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making. In connection with this offering, the underwriters may engage in passive market making transactions in our ordinary shares on The NASDAQ Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of ordinary shares and extending through the completion of distribution.  A passive market maker must display its bid at a price not in excess of the highest independent bid of that security.  However, if all independent bids are lowered below the passive market maker’s bid that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships. Certain of the underwriters and its affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees, however, except as disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

        This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer for the offeree under this prospectus.

Canada

The shares have not been and will not be qualified for issuance under applicable securities laws in Canada, including provincial securities laws, and accordingly, the shares may not be offered or sold within Canada except in transactions exempt from the prospectus requirements of applicable securities laws in Canada, including provincial securities laws.  Accordingly, the shares are being offered and sold in Canada only to certain categories of "Accredited Investors" as the term is defined in National Instrument 45-106 - Prospectus and Registration Exemptions, being "Canadian permitted clients" as that term is defined in National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations.  Because of these restrictions, purchasers are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of the shares offered hereby.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area—Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

(a)           to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)           to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than ˆ43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than ˆ50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

(c)           to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriters for any such offer; or

(d)           in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority, or the ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societ—$$—Aga e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•
to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•
made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority.

This document is personal to the recipient only and not for general circulation in Switzerland.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA.

This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to Kips Bay.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement.  Reference is made to a copy of the underwriting agreement, which is included as an exhibit to the registration statement or an amendment to the registration statement, of which this prospectus forms a part.

EXPENSES RELATED TO THE OFFERING

We estimate that the expenses of the offering payable by us, excluding discounts and commissions, will be approximately $[  ] of which $[  ] shall be paid to Aegis Capital as reimbursement for its actual expenses. We have advanced the sum of $25,000 against the expense allowance payable to Aegis Capital, which pursuant to Rule 5110(f)(2)(C) of the FINRA shall be reimbursed to us in the event that the offering is terminated and to the extent the expenses have not been actually incurred.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of ordinary shares being registered.  All amounts, other than the SEC registration fee and FINRA filing fee, are estimates.

	Amount to be Paid
SEC Registration Fee		$1,568.60
Financial Industry Regulatory Authority, Inc. filing fee
NASDAQ Stock Market listing fee
Printing Fees and Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Blue Sky Fees and Expenses
Transfer Agent and Registrar Fees
Miscellaneous

Total	$

LEGAL MATTERS

The validity of the securities offered hereby under Israeli law and certain other legal matters under Israeli law relating to any offering will be passed upon for us by Goldfarb Seligman & Co., Tel-Aviv, Israel.  Certain legal matters under United States law relating to this offering will be passed upon for us by McDermott Will & Emery LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for Aegis Capital by Sichenzia Ross Friedman Ference LLP, New York, New York.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, have been included herein in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The address for Somekh Chaikin is 17 Ha'arba'a Street, Tel Aviv, Israel.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form F-1 under the Securities Act that we filed with the Commission. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the Commission allow us to omit some of the information included in the registration statement from this prospectus.

Our ordinary shares are listed on the NASDAQ Capital Market, and we are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file with the Commission reports, including annual reports on Form 20-F, by April 30 each year. In addition, we file interim financial information on Form 6-K on a quarterly basis. We also furnish to the Commission under cover of Form 6-K certain other material information. You may inspect without charge and copy at prescribed rates such material at the public reference facilities maintained by the Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of such material from the Commission at prescribed rates by writing to the Public Reference Section of the Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room.  The Commission maintains an Internet site at http://www.sec.gov that contains reports and other information about issuers, like us, that file electronically through the Commission’s Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system.

Further information about our company is available on our website at www.rittech.com. The information available on our website is not a part of, and is not incorporated by reference in, this prospectus.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us, our Israeli subsidiaries, our directors and officers and the Israeli experts, if any, named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors, officers and such Israeli experts, if any, are located outside the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States.

We have been informed by our legal counsel in Israel that it may also be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. There is little binding case law in Israel addressing these matters. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, as well as a monetary or compensatory judgment in a non-civil matter, provided that the following conditions are met:

•	subject to limited exceptions, the judgment is final and non-appealable;

•	the judgment was given by a court competent under the laws of the state of the court and is otherwise enforceable in such state;

•	the judgment was rendered by a court competent under the rules of private international law applicable in Israel;

•	the laws of the state in which the judgment was given provide for the enforcement of judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the U.S. court.

INDEX TO FINANCIAL STATEMENTS

RiT Technologies Ltd. and Subsidiaries Consolidated Financial Statements

RiT Technologies Ltd.
and Subsidiaries

Consolidated Financial Statements as of December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
RiT Technologies Ltd.

We have audited the accompanying consolidated balance sheets of RiT Technologies Ltd. and subsidiaries (the “Company”) as of December 31, 2012 and 2011 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel
April 30, 2013

RiT Technologies Ltd. and Subsidiaries

Consolidated Balance Sheets

		December 31,
		2012	2011
	Notes	US$ thousands	US$ thousands
Assets
Current Assets:	8
Cash and cash equivalents		2,183	884
Trade receivables, net *		1,998	3,921
Other current assets		461	567
Inventories		3,359	3,779
Total Current Assets		8,001	9,151

Assets held for severance benefits	4	1,126	1,111
Property and equipment, net	3	545	239

Total Assets		9,672	10,501

Liabilities and Shareholders' Equity
Current Liabilities:
Short term loan	8	174	162
Trade payables		1,234	2,470
Other payables and accrued liabilities	8	1,628	1,144
Total Current Liabilities		3,036	3,776

Principal shareholder convertible loan	6	3,000	400
Liability in respect of employees' severance benefits	4	1,346	1,290
Total Liabilities		7,382	5,466

Commitments and Contingencies	5

Shareholders' Equity:	6
Share capital		1,644	1,126
Treasury stock		(27)	(27)
Additional paid-in capital		53,413	45,569
Accumulated deficit		(52,740)	(41,633)
Total Shareholders' Equity		2,290	5,035

Total Liabilities and Shareholders' Equity		9,672	10,501

*	Includes balances in the amounts of $177 thousand and $74 thousand with related parties as of December 31, 2012 and 2011, respectively (see also Note 9).

/s/ Israel Frieder	/s/ Vadim Leiderman
Director	President and Chief Executive Officer

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd. and Subsidiaries

Consolidated Statements of Operations

		December 31,
		2012	2011	2010
	Notes	US$ thousands	US$ thousands	US$ thousands

Sales	8	8,436	13,720	11,400

Cost of sales	5 & 8	7,065	7,489	6,319

Gross profit		1,371	6,231	5,081

Operating expenses *

Research and development, gross		3,922	1,871	1,976
Less - Royalty bearing participation	5	-	-	(73)

Research and development, net		3,922	1,871	1,903
Sales and marketing		5,465	5,684	4,581
General and administrative		3,043	2,463	2,012

Total operating expenses		12,430	10,018	8,496

Operating loss		(11,059)	(3,787)	(3,415)

Financing loss, net	8	(48)	(102)	(71)

Other income (expenses), net	8	-	32	-

Loss before income tax expense		(11,107)	(3,857)	(3,486)

Taxes on income	7	-	-	-

Net Loss		(11,107)	(3,857)	(3,486)

Net Loss Per Share - Basic and Diluted	2	(1.91)	(0.88)	(1.10)

Weighted Average Number of Ordinary
Shares Outstanding - Basic and Diluted		5,802,803	4,378,942	3,171,124

See Note 9 for transactions with related parties.

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd. and Subsidiaries

Consolidated Statements of Shareholders’ Equity

							Additional
		Deferred	Ordinary	Treasury	Ordinary	Treasury	Paid - In	Accumulated
		Shares *	Shares *	Stock *	Shares	Stock	Capital	Deficit	Total
		Number of Shares			US $ In Thousands

Balance as of January 1, 2010		17,030	2,604,428	2,125	559	(27)	36,820	(34,290)	3,062

Conversion of convertible loan from principal shareholder	6	-	1,302,613	-	280	-	2,758	-	3,038
Stock compensation expense		-	-	-	-	-	12	-	12
Exercise of stock options		-	66,498	-	15	-	290	-	305
Net loss for the year		-	-	-	-	-	-	(3,486)	(3,486)
Balance as of December 31, 2010		17,030	3,973,539	2,125	854	(27)	39,880	(37,776)	2,931

Conversion of convertible loan from principal shareholder	6	-	1,222,667	-	269	-	5,154	-	5,423
Stock compensation expense		-	-	-	-	-	502	-	502
Exercise of stock options		-	12,916	-	3	-	33	-	36
Net loss for the year		-	-	-	-	-	-	(3,857)	(3,857)
Balance as of December 31, 2011		17,030	5,209,122	2,125	1,126	(27)	45,569	(41,633)	5,035

Conversion of convertible loan from principal shareholder	6	-	2,265,857	-	474	-	7,587	-	8,061
Equity transaction	6	-	-	-	-	-	(584)	-	(584)
Issuance of shares to related party	6	-	218,813	-	44	-	540	-	584
Stock compensation expense		-	-	-	-	-	301	-	301
Net loss for the year		-	-	-	-	-	-	(11,107)	(11,107)
Balance as of December 31, 2012		17,030	7,693,792	2,125	1,644	(27)	53,413	(52,740)	2,290

*	Ordinary Shares – NIS 0.8 par value
Authorized shares: 10,000,000 Ordinary Shares as of December 31, 2012 and 2011; issued and outstanding Ordinary Shares 7,695,917 as of December 31, 2012 and 5,211,247 as of December 31, 2011 (including 2,125 of which are held by a subsidiary) and 7,693,792 issued and outstanding as of December 31, 2011 and 5,209,122 as of December 31, 2011 (not including 2,125 held by a subsidiary).
Deferred Shares – NIS 0.1 par value
Authorized shares include 20,230 Deferred Shares, of which 17,030 are issued and outstanding as of December 31, 2012 and 2011.

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

	December 31,
	2012	2011	2010
	US$ thousands	US$ thousands	US$ thousands

Net loss for the year	(11,107)	(3,857)	(3,486)
Adjustments to recognize net loss to net cash
used in operating activities:
Severance pay benefits, net	76	6	(82)
Depreciation of property and equipment	190	128	168
Stock compensation expense	301	502	12
Loss on sale of fixed assets	5	-	-
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables, net	1,923	(662)	(1,215)
Decrease in long-term trade receivable	-	-	181
Decrease (increase) in other current assets	347	(308)	203
Decrease (increase) in inventories	420	(469)	45
Increase (decrease) in trade payables	(1,236)	79	1,084
Interest on principal shareholder convertible loan	73	54	42
Increase (decrease) in other payables and accrued expenses	197	(62)	(134)
Net cash used for operating activities	(8,811)	(4,589)	(3,182)
Investing activities:
Purchase of property and equipment	(501)	(107)	(61)
Net cash used for investing activities	(501)	(107)	(61)

Financing activities:
Proceeds from short term loans	1,151	1,145	259
Repayment of short term loans	(1,139)	(1,242)	(250)
Proceeds from principal shareholder convertible loan	10,599	4,250	2,710
Proceeds from exercise of stock options	-	36	305
Net cash provided by financing activities	10,611	4,189	3,024

Net increase (decrease) in cash and cash equivalents	1,299	(507)	(219)
Cash and cash equivalents, beginning of year	884	1,391	1,610
Cash and cash equivalents, end of year	2,183	884	1,391
Non cash investing activities:
Purchase of property and equipment	-	20	5

Non cash financing activities:
Conversion of loans	8,645	5,423	3,038

Cash paid during the year for:
Interest	19	25	30

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 1 -  General

RiT Technologies Ltd., an Israeli company, which was incorporated and commenced operations in 1989, pioneered the development of intelligent physical layer solutions, designed to provide superior control, utilization and maintenance of networks. RiT Technologies Ltd’s solutions are designed to help customers maximize control and maintenance efficiency and reduce an enterprise’s network infrastructure ownership costs.

RiT Technologies Ltd. has a wholly-owned subsidiary in the United States, RiT Technologies Inc. (the “US subsidiary”), which was incorporated in 1993 under the laws of the State of New Jersey.  The US subsidiary is primarily engaged in the selling and marketing in the United States of RiT Technologies Ltd’s products.

In this document the terms the “Company” or “RiT” refer to RiT Technologies Ltd. together with its wholly-owned subsidiary RiT Technologies Inc.

The Company has significant losses attributable to its operations. The Company has managed its liquidity during this time through a series of cost reduction initiatives, expansion of its sales into new markets and private placement transactions. In May 2012 a new strategic plan was approved by the Company's Board of Directors, that includes realignment of the Company's sales and marketing capabilities and investment in new products development. During 2012 the Company was supported through the line of credit from its main shareholder. Based on the most current sales and spending projections, the Company’s estimated liquidity during the remainder of 2013 will also be supported through the line of credit from the main shareholder to meet the Company’s operating and loan obligations as they become due through calendar year 2013. The Company’s ability to continue as a going concern is substantially dependent on the successful execution of the sales and spending projections and the receiving of loans from the line of credit referred to above.

The Company will also seek to raise additional capital for implementing the new strategic plan. There is no assurance that the Company will be able to raise additional capital.

Note 2 -  Summary of Significant Accounting Policies

The financial statements are presented in accordance with United States generally accepted accounting principles (GAAP).

The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

A.           Financial Statements in US dollars (“dollars”)

Most of the Company’s sales are made outside Israel.  Most sales outside Israel are denominated in dollars. Most purchases of materials and components, and most marketing costs, are denominated in dollars or are dollar-linked. Therefore, the currency of the primary economic environment in which the operations of the Company are conducted is the dollar, which is used as the functional currency of the Company.

Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies have been remeasured as follows:

-	Monetary items – at the current exchange rate at balance sheet date.
-	Non–monetary items – at historical exchange rates.
-	Income and expenditure items – at the current exchange rate as of date of recognition of those items (excluding depreciation and other items deriving from non-monetary items).

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations when they arise.

Amounts in the financial statements representing the dollar equivalent of balances denominated in other currencies do not necessarily represent their real or economic value and such amounts may not necessarily be exchangeable for dollars.

B.           Estimates and assumptions in the financial statements

The preparation of the financial statements in conformity with United States generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. These are management's best estimates based on experience and historical data.  Actual results, however, may vary from these estimates.

C.           Principles of consolidation

The consolidated financial statements include those of the RiT Technologies Ltd. and its subsidiaries, all of which are wholly-owned. All intercompany transactions and balances were eliminated in consolidation.

D.           Cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

E.           Allowance for doubtful accounts

Accounts receivable are recorded at cost, less related allowance for doubtful accounts receivable.  Management considers current information and events regarding customers’ ability to repay their obligations and judges its accounts receivable to be impaired when it is probable that the Company will not be able to collect all amounts due.

The balance sheet allowance for doubtful accounts for all periods through December 31, 2012 is determined as a specific amount for those accounts, collection of which is not probable.

F.            Inventories

Inventories are valued at the lower of cost or market value. Cost of inventory is determined as follows:

Raw materials, work in process and finished products- on the "moving average" basis.

Costs of work in process and finished products include direct materials, labor and overhead incurred. Labor and overhead incurred is calculated on the basis of actual manufacturing costs based on the normal capacity of the production facility.

Inventory write-downs are provided to cover technological obsolescence, excess inventories, discontinued products and market prices lower than cost.

G.           Assets held for severance benefits

Assets held for employees’ severance benefits represent cash surrender of managers' insurance policies that are recorded at their current redemption value.

H.           Property and equipment, net

Property and equipment, net are stated at cost less accumulated depreciation.  Maintenance and repair expenses are charged to operations as incurred.

Depreciation is recorded using the straight-line method based on the estimated useful lives of the assets, and commences once the assets are ready for their intended use.

Annual rates of depreciation are as follows:

%
Research and development equipment	25
Manufacturing equipment	15 – 20
Office furniture and equipment	7 – 33
Leasehold improvements	*

* Over the shorter of the relevant lease period or their useful lives (mainly at 25%)

I.            Revenue recognition

The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Shipping and other transportation costs charged to buyers are recorded in both sales and cost of sales.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of income.

Most of the Company’s sales are sold through distributors, OEM partners, as well as through value added resellers, system integrators and installers. These distribution channels are the Company’s end users and therefore sales occur when products are sold to these channels.

When the sale arrangement includes customer acceptance provisions, revenue is not recognized before it is demonstrated that the criteria specified in the acceptance provisions have been satisfied.

The Company does not, in the normal course of business, provide a right of return to any of its customers.

J.           Research and development costs

Research and development costs are charged to the statement of operations as incurred.

K.           Government grants

When the Government of Israel approves a grant for research and development (see Note 5) the grants are recognized as receivables when the related research and development costs are incurred.

The grants are generally reflected as a reduction of research and development expenses. If the royalty payments for such grants are expected to be fully repaid within twelve months then the grant is classified as a loan.   Royalty expenses in respect of such grants are classified as part of cost of sales when the related sales are recognized.

L.           Allowance for product warranty

It is the Company's policy to grant a warranty for certain products.  The balance sheet provision for warranties for all periods through December 31, 2012 is determined based upon the Company’s experience regarding the relationship between sales and warranty expenses.

The following are the changes in liability for product warranty:

US$ (thousands)
Balance at January 1, 2011	30
Accrual for warranties issued during the year	-
Warranty costs incurred (actual warranty claims)	-
Balance at December 31, 2011	30
Accrual for warranties issued during the year	70
Warranty costs incurred (actual warranty claims)	-

Balance at December 31, 2012	100

M.           Stock option plans

At December 31, 2012, the Company has several employee compensation plans, which are described in Note 6. The Company recognizes all employee stock based compensation as a cost in the financial statements at fair value.

The Company’s option awards are primarily subject to graded vesting over a service period.  In those cases, the Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award.

The fair value of each option grant is estimated on the measurement date using the Black-Scholes option pricing model with the following assumptions:

1.	The current price of the share is the market value of such shares at the date of issuance.

2.           Dividend yield of zero percent for all relevant periods.

3.	Average risk free interest rates are as follows:

Year ended December 31%
2012	0.50
2011	0.80
2010	-

4.
Expected term of 1-4 years for each option granted, (mainly 4). The Company utilizes the simplified method to determine the expected term of options granted.  The Company is unable to rely on its historical exercise data due to the significant fluctuation and volatility in its share price and the significant change in senior management over the past few years.

5.	Expected volatility of 106.67% and 127.24% for the years ended December 31, 2012 and 2011, respectively.

The exercise price for options granted to employees generally are not less than the fair value of the Company’s ordinary shares at the date of grant.

N.           Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to undiscounted future net cash flows expected to be generated by the asset group.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment charges were recorded during 2012, 2011 and 2010.

O.           Deferred income taxes

Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. The Company provides a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

P.           Income tax uncertainties

The Company accounts for income tax uncertainties based on a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. Interest and penalties related to unrecognized tax benefits are classified as a component of income tax expense.

Q.           Net loss per share

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year.

The total number of shares related to the outstanding options excluded from the calculations of diluted net loss per share due to their anti-dilutive effect was 552,386 stock options for the year ended December 31, 2012 (for the year ended December 31, 2011 – 261,320 stock options ; for the year ended December 31, 2010 – 58,792 stock options).

R.           Segments

The Company manages its business on the basis of one reportable segment.

Disclosure about segments of an enterprise and related information requires the disclosure of information about geographical areas. Company sales as reported to management are divided into geographical areas based on the location of customers.  This information is provided in Note 8.

S.           Treasury Shares

Holdings of the Company’s shares by a consolidated subsidiary are presented as treasury stock, and are excluded from the calculation of loss per share.

T.	Fair value measurements

The Company's financial instruments consist mainly of cash and cash equivalents, short-term interest bearing deposits, accounts receivable, accounts payable and short-term and long-term loans.

Fair value for the measurement of financial assets and liabilities is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company utilizes a valuation hierarchy for disclosure of the inputs for fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:

•	Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
•
Level 2 inputs are quoted prices for identical or similar assets or liabilities in less active markets or model-derived valuations in which significant inputs are observable for the asset or liability, either directly or indirectly through market corroboration.

•	Level 3 inputs are unobservable inputs based on the Company's assumptions used to measure assets and liabilities at fair value.

By distinguishing between inputs that are observable in the market place, and therefore more objective, and those that are unobservable and therefore more subjective, the hierarchy is designed to indicate the relative reliability of the fair value measurements. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

U.           Comprehensive income

There was no difference between the net loss presented in the consolidated statement of operations and the comprehensive net loss for the years ended December 31, 2012, 2011 and 2010.

Note 3 - Property and Equipment, net

Property and equipment, net, consist of the following:

	December 31
	2012	2011
	US$ thousands	US$ thousands
Cost
Research and development equipment	1,582	1,326
Manufacturing equipment	591	560
Office furniture and equipment	1,422	1,232
Leasehold improvements	242	232
	3,837	3,350
Less accumulated depreciation
Research and development equipment	1,290	1,249
Manufacturing equipment	535	511
Office furniture and equipment	1,280	1,172
Leasehold improvements	187	179
	3,292	3,111

	545	239

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $190,000, $128,000 and $168,000, respectively.

Note 4 - Liability In Respect of Employees’ Severance Benefits

Under Israeli law and labor agreements, the Company is required to make severance payments to dismissed employees and those leaving the Company in certain other circumstances.  The Company's severance pay liability to its employees, which is calculated on the basis of the salary of each employee for the last month of the reported period multiplied by the years of such employee's employment, is reflected in the balance sheet and classified as Other Payables and Accrued Liabilities if short-term or as a long-term liability according to the information held by the Company. The Company partially funds this liability by the purchase of managers' insurance policies. The current redemption value of such insurance policies is included in the balance sheet as Assets Held for Severance Benefits, or as Other Current Assets, if short term.

According to Section 14 to the Severance Pay Law ("Section 14") the payments of monthly deposits by a company into recognized severance and pension funds or insurance policies, releases it from any additional severance obligation to the employees that have entered into agreements with the company pursuant to such Section 14.  Commencing from July 2010, the Company has entered into agreements with a majority of its employees in order to implement Section 14. Therefore, beginning at that date, the payment of monthly deposits by the Company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to those employees that have entered into such agreements and therefore the Company incurs no additional liability since that date with respect to such employees. Amounts accumulated in the pension funds or insurance policies pursuant to Section 14 are not supervised or administrated by the Company and therefore neither such amounts nor the corresponding accrual are reflected in the balance sheet.

Severance pay expense for the years ended December 31, 2012, 2011 and 2010 was $345,000, $346,000 and $362,000, respectively.

Note 5 - Commitments and Contingencies

A.           Royalty commitments

The Company is obligated to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the "OCS") on revenues from certain product sales, where the research and development in respect of these products was undertaken with royalty bearing participations (“grants”) from the OCS.

In general, the Company’s obligation to pay royalties is as follows:

Projects approved prior to January 1999: 3.5% of the net sales until the cumulative amount of royalties paid equals 100% of the dollar-linked amount of grants received.

Projects approved after January 1999: 3.5% of the net sales until the cumulative amount of royalties paid equals 100% of the dollar-linked amounts of grants received, plus interest at the LIBOR rate.

Royalties are payable from the commencement of sales of each of these products.

As of December 31, 2012, total commitment payable to the OCS, including interest to date at the above rates, amounted to approximately $0.3 million for the Carrier solution products and approximately $0.4 million for the Company’s other products of which approximately $0.1 million is recorded on the balance sheet as a liability due to the Company’s requirement to pay the royalty on all sales related to that specific grant.

Royalty expenses to the OCS are classified as part of cost of sales (see Note 8).

B.           Lease commitments

1.	Premises occupied by the Company and its US subsidiary are rented under various operating leases.

The lease agreements in Israel for the premises in Tel-Aviv and Rosh Ha'ayin expire in December 2013 and June 2015, respectively. The lease agreement for the premises in New Jersey is month-to-month and can be terminated upon 30 days notice. The lease agreement for the representative office in Beijing, China, expires in December 2013.

Minimum future rental payments due under the above leases (except for New Jersey), at rates in effect on December 31, 2012, are as follows:

Year ending December 31	US$ thousands
2013	472
2014	69
2015	34

575

Part of the lease agreements in Israel is secured by a bank guarantee in the amount of approximately $25,000.

Lease expense was $524,000, $460,000 and $394,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

2.
The Company has several operating leases in respect of motor vehicles. These lease agreements expire on various dates up to 2016. Minimum future lease payments due under the above leases on December 31, 2012, assuming no options are exercised, are as follows:

Year ending December 31	US$ thousands
2013	152
2014	141
2015	125
2016	30

448

Lease expense was $184,000, $233,000 and $244,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

C.           Other commitments

As of December 31, 2012, bank guarantees in the amount of approximately $16 thousand have been issued, for VAT commitments and customs duty on importation.

D.           Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable.

Cash and cash equivalents are deposited with major financial institutions in Israel and in the United States.

The Company grants credit to customers without generally requiring collateral or security. The Company performs ongoing credit evaluations of the financial condition of its customers. The risk of collection associated with certain trade receivables is reduced by The Israeli Credit Insurance Company (ICIC), the large number and geographical dispersion of the Company's customer base.

On significant sales and on sales in areas where there is a risk of collection, the Company secures the payment by a customer bank guarantee (L.C.) as applicable.

See also Note 9 for related party transactions.

E.           Concentrations of business risk

Although the Company generally uses standard parts and components for products, certain key components used in the products are currently available from only one source, and others are available from a limited number of sources. Based on the Company’s past history and its relationships with its suppliers, the Company believes that it will not experience delays in the supply of critical components in the future. If the Company experiences such delays and there is an insufficient inventory of critical components at that time, the Company's operations and financial results would be adversely affected.

F.           Indemnification agreement

The Company undertakes to enter into an indemnification agreement with each of the Company's present and future serving directors and officers.  The indemnification covers certain events and shall be no greater than the amount of coverage available to the Company's applicable liability insurance policy in effect at the time.

Note 6 - Shareholders’ Equity

A.           Share Capital

1.	As of December 31, 2012, the number of the ordinary shares outstanding is 7,693,792.

2.
On June 11, 2009 the Company entered into a Loan Agreement with STINS COMAN, the Company's controlling shareholder. On June 17, 2009, the Company entered into an Addendum to the Loan Agreement (the Loan agreement and the Addendum together, the "Convertible Loan Agreement"). On June 17, 2009, the Company’s Audit Committee and Board of Directors approved the Loan Agreement and the Addendum thereto, which were approved by the Company’s shareholders at the Company’s annual general meeting held on September 14, 2009.

Pursuant to the Convertible Loan Agreement, STINS COMAN agreed to extend to the Company an unsecured loan, originally of up to $10 million (the “Maximum Amount”) at an annual interest rate of 2.47%. The Maximum Amount was increased several times via additional addendums signed on February 17, 2010, April 14, 2011 and, December 8, 2011  and currently is $35 million. At any time commencing October 1, 2009 through December 31, 2015, the Company may call and receive any portion of the loan from STINS COMAN, but no more than $5 million at a time (up to the said Maximum Amount of $35 million) and at intervals of at least 30 days between each call request.

Under the Convertible Loan Agreement, the Company is required to repay the outstanding principal amount and the interest accrued thereon after 36 months from receipt of each part of the funds respectively. STINS COMAN has the right to convert any outstanding principal amount of the loan and the interest accrued thereon, in whole or in part, into our ordinary shares at a conversion price per share equal to the market price of our ordinary shares on NASDAQ on the day the Company received the funds from STINS COMAN, plus a premium of 10% thereon. The conversion is subject to 30 days prior notice and to the execution of a definitive purchase agreement to be substantially similar to the Securities Purchase Agreement entered between the parties on September 11, 2008.

During 2012 and 2011 the Company had drawn approximately $10.6 million and $4.3 million, respectively principal loan under the Convertible Loan Agreement and STINS COMAN has converted approximately $8.0 million and $5.4 million (principal and interest) into 2,265,857 and 1,222,667 ordinary shares, respectively.

As of April 5, 2013, the Company had drawn cumulatively approximately $20.9 million of principal loan under the Convertible Loan Agreement and STINS COMAN has converted approximately $20.9 million (principal and interest) into 5,812,303 ordinary shares.

3.
On June 26, 2012 the Company purchased its indoor wireless optical network technology from a related party under common control, by exercising its purchase option, in accordance with the terms of a Technology Purchase Agreement, by and between RiT and the related party (the “Purchase Agreement”). The total purchase price for the sale and transfer of the Technology and all rights thereto from the related party to RiT was $583,270 plus revenue sharing equal to 3% of the proceeds actually received by RiT in return for any future sale of the Technology and/or for any future sale of products using the Technology.

It was agreed that the Purchase Price ($583,270) be recorded as a loan amount provided by the related party to RiT bearing an interest rate of 2.47% per annum and was to be repaid not later than eighteen (18) months following the closing date. The related party was granted with a right to convert the loan amount or any part thereof (together with interest accrued thereon), into RiT’s Shares with a conversion price per share equal to the NASDAQ closing price of RiT’s shares on the day RiT receives a written notice from the related party notifying its election of conversion.

The Company recorded the transfer of the Technology at historical cost (net book value at the time of transfer). Any difference between the convertible loan amount of $583,270 assumed and the historical cost of the net assets acquired was accounted for as an equity transaction. The historical cost (net book value at the time of transfer and sale) of the Technology at the time of the transfer of the technology on the related party books was deemed zero.

In September 2012, the related party converted the loan amount and interest accrued thereon into 218,813 ordinary shares pursuant to a Securities Purchase Agreement, dated as of September 10, 2012, reflecting a conversion price of $2.67 per share.

B.           Share options

1.	RiT Technologies Ltd. 2003 Option Plan

In July 2003, the Board of Directors of the Company adopted the RiT Technologies Ltd. 2003 Share Option Plan, or the 2003 Plan, which is currently administered by the board of directors (or the Share Incentive Committee appointed by the Board to administer the 2003 Share Option Plan). The purpose of the 2003 Plan is to provide incentives to employees, directors, consultants and contractors, or any subsidiary thereof.  The exercise price and vesting schedule of options granted under the 2003 Plan are approved by the Board of Directors, as specified in the grant letter issued by us to the grantee. The contractual life of options granted under the plan is six years. Unless otherwise determined by the board of directors, the options fully vest on the third anniversary following their grant, vesting in three equal annual installments.

As of December 31, 2012, the number of options granted under the 2003 Plan is 953,728 options and the number of options outstanding under the 2003 Plan is 543,981 options. As of December 31, 2012, 47,554 options are available for future grant (following an increase of 300,000 options to the options- reserve under the 2003 Option plan, approved by the Company’s Board of Directors in July 2011).

2.           RiT Technologies Inc. Employee Stock Option Plan

In May 1999, the board of Directors of the Company adopted the RiT Technologies, Inc. Employee Stock Option Plan, or the RiT Inc. Plan, pursuant to which options to purchase the company’s ordinary shares may be granted to the employees of RiT Technologies, Inc. The RiT Inc. Plan is administered by the Board of Directors which designates the optionees, dates of grant and the exercise price of the options, contractual live of options granted under the plan is six years.

As of December 31, 2012, the number of options granted under the RiT Inc. Plan is 27,242 options and the number of options outstanding under the RiT Inc. Plan is 8,405 options. The RiT Inc. Plan expired during May 2009.

3.	Stock Options granted under the Share Option Plans are as follows:

		Weighted Average	Weighted average grant date
	Number of
	options	exercise price	fair value
		US$	US$
Options unexercised as of January 1, 2010	190,366

Granted	-	-	-
Exercised	(66,498)	4.58	2.57
Expired	(42,098)	11.47	2.85
Forfeited	(22,978)	3.67	2.78

Options unexercised as of December 31, 2010	58,792

Granted	217,850	5.85	3.18
Exercised	(12,916)	2.82	4.33
Expired	(1,376)	13.99	3.3
Forfeited	(1,030)	9.48	3.26

Options unexercised as of December 31, 2011	261,320

Granted	338,038	3.77	3.69
Exercised	-	-	-
Expired	(6,240)	10.20	11.46
Forfeited	(40,732)	4.01	15.77

Options unexercised as of December 31, 2012	552,386

At December 31, 2012, total compensation cost related to option awards not yet recognized amount to $823,000 and will be recognized in the statements of operations during fiscal years 2013 – 2015.

The following table summarizes information about stock options outstanding as of December 31, 2012:

	Options outstanding			Options exercisable
	Number of	Weighted		Number of
	shares	average		exercisable
	unexercised as of	remaining	Average	shares as of	Average
	December 31	contractual	exercise	December 31	exercise
Rates of exercise	2012	life	price	2012	price
prices in US$		In years	US$		US$
3.00-3.80	221,646	5.20	3.63	45,000	3.36
4.00-5.44	169,486	4.72	4.09	47,163	4.15
7.50-9.84	126,814	1.30	7.60	126,814	7.60
10.24-22.56	34,440	2.11	14.36	34,440	14.36

	552,386			253,417

At December 31, 2012, options with an average exercise price of $7.12 were exercisable for 253,417 shares (at December 31, 2011, options with an average exercise price of $8.24 were exercisable for 202,204 shares).

Weighted average exercise prices for the options outstanding at December 31, 2012 and 2011 were $5.35 and $7.30, respectively.

Weighted average remaining contractual life of outstanding options at December 31, 2012 and 2011 was 3.96 and 2.49 years.

The total intrinsic value of options exercised during the year ended December 31, 2011 was $106,000.

The Black-Scholes assumptions used in valuing the options are presented in Note 2.

4.           Options to non-employees

The Company granted a total of 37,113 options during the years 2003-2012. Such options granted to non-employees were granted as part of The 2003 Plan.

C.           Dividends

Dividends may be paid by the Company only out of the Israeli Company’s earnings and other surpluses as calculated in Israeli currency and as defined in the Israeli Companies Law as at the end of the most recent fiscal year or as accrued over a period of the last two years whichever is higher.  Such dividends will be declared and paid in NIS. There are no restrictions on the ability of the US subsidiary to transfer funds to its parent, and there are no restrictions on the transfer of funds to foreign shareholders for the payment of dividends. To date the Company has never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future

Note 7 - Taxes on Income

A.	Israel tax reform

On December 5, 2011 the Knesset approved the Law to Change the Tax Burden (Legislative Amendments) – 2011. According to the law the tax rate imposed on companies will be 25% beginning in 2012.

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereafter - the "Law")

Rates

Pursuant to the above Law, the Company was entitled to tax benefits relating to investments in "Approved Enterprises" in accordance with letters of approval received.

The period of benefits with respect to the Company's production facilities terminated in 2011. Due to tax losses the Company did not utilize the benefits granted to "Approved Enterprises".

C.	Measurement of results for tax purposes under the Income Tax Inflationary Adjustments Law ("the Inflationary Adjustments Law")

Under the Inflationary Adjustments Law, until December 31, 2007 the Company’s results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index.

On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) - 2008 ("the 2008 Amendment") was passed by the Israeli Parliament. According to the 2008 Amendment, the Inflationary Adjustments Law will no longer be applicable subsequent to the 2007 tax year, except for certain transitional provisions.

Further, according to the 2008 Amendment, commencing with the 2008 tax year, the adjustment of income for the effects of inflation for tax purposes will no longer be calculated. Additionally, depreciation on fixed assets and tax loss carry forward will no longer be linked to future changes in the CPI, such that these amounts will continue to be linked only to the CPI as of the end of the 2007 tax year and will not be linked to CPI changes after this date.

D.           Tax benefits under the Law for Encouragement of Industry (Taxation), 1969

The Company believes that it currently qualifies as an "Industrial Company" under the above law.
As such it is entitled to certain tax benefits, mainly the right to deduct share issuance costs over three years for tax purposes in the event of a public offering, and to amortize know-how acquired from a third party over eight years for tax purposes. The Company utilizes certain such provisions in its tax filings.

Accelerated depreciation

The Company is entitled to claim accelerated depreciation for a period of five years, with respect to property and equipment under the Law for Encouragement of Industry (Taxation), 1969.  The Company has not utilized this benefit to date.

E.           Tax assessment and tax loss carry forwards

The Company has not received final tax assessments since its incorporation.  In accordance with the provisions of the Income Tax Ordinance, tax returns submitted up to and including the 2008 tax year can be regarded as final. The Company's Israeli tax loss carry forward are denominated in NIS and approximates $51.3 million as of December 31, 2012, and can be carried forward indefinitely against future taxable business income.

The U.S. subsidiary is taxed under the U.S. Federal and State income tax rules. As of December 31, 2012, the U.S. subsidiary has Federal tax loss carry forwards of approximately $5,974 thousand, which will expire between 2017 and 2032. Following the change in control which occurred in the parent company in June 2008, the U.S. subsidiary might be exposed to an ownership change as defined in the Internal Revenue Code Section 382. An ownership change occurs when the ownership percentage of 5% or greater stockholders changes by more than 50% over a three-year period. As a result, the utilization of approximately $1.5 million of the tax loss carry forwards in the U.S. subsidiary might be severely limited.

F.           Deferred tax assets and liabilities

Deferred tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes.  Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31
	2012	2011
	US$ thousands	US$ thousands
Deferred tax assets:
Allowance for doubtful accounts	136	66
Severance pay	64	45
Vacation pay	69	58
Research and development	806	71
Tax loss carry forwards	14,401	12,649
Total gross deferred tax assets	15,476	12,889

Valuation allowance	(15,476)	(12,889)

Net deferred tax assets	-	-

The net change in valuation allowance for the year ended December 31, 2012 was an increase of $2,587 thousand (increase of $2,982 thousand in 2011).

Deferred tax assets for future benefits are included where their realization is more likely than not.

Because of history of taxable losses, management believes that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets. As such, the Company has recorded a full valuation allowance in regard of all its tax loss carry forwards as well as for other deductible temporary differences at December 31, 2012 and 2011.

G.	Loss before income tax expense and reconciliation of the theoretical income tax expense and the actual income tax expense

The components of loss before income tax expense are as follows:

	Year ended December 31
	2012	2011	2010
Israel	(10,583)	(3,587)	(2,923)
United States	(524)	(270)	(563)

Loss before income tax expense	(11,107)	(3,857)	(3,486)

A reconciliation of the theoretical income tax expense, assuming all loss is taxed at the Israeli statutory income tax rate of 25% for the year ended December 31, 2012, 24% for the year ended December 31, 2011 and 25% for the year ended December 31, 2010, and the actual income tax expense, is as follows:

	Year ended December 31
	2012	2011	2010
	US$ thousands	US$ thousands	US$ thousands
Loss before income tax expense	(11,107)	(3,857)	(3,486)

Theoretical income tax benefit at Israeli
statutory tax rates	(2,777)	(926)	(873)
Non-deductible expense	15	14	11
Stock compensation expense	75	120	3
Change in valuation allowance	2,587	2,982	1,321
Adjustments arising from differences on the tax rate	(19)	(43)	(84)
Tax rate change	-	(3,141)	-
Financial reporting purposes and other	119	994	(378)

Income tax expense for the reported year	-	-	-

H.           Accounting for uncertainty in income taxes

The total amount of gross unrecognized tax benefits was $0.6 million. There was no change in the unrecognized tax benefits during the years ended December 31, 2012 and 2011. The entire balance of the unrecognized tax benefits, if recognized, would not affect the effective tax rate as this amount would be offset by compensating adjustments in the Company's deferred tax assets that would be subject to a valuation allowance based on the conditions existing at the Company's reporting date.

The Company and its subsidiaries do not expect that the amount of unrecognized tax benefits will change significantly within the next year.

The Company and its subsidiaries account for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of the ended years December 31, 2012, 2011, and 2010, no interest and penalties related to unrecognized tax benefits had been accrued.

The Company and its subsidiaries file income tax returns in Israel and in the U.S.  The Israeli tax returns of the Company and its Israeli subsidiary are open to examination by the Israeli Tax Authorities for the tax years beginning in 2009.

Note 8 - Supplementary Financial Statements Information

A.          Balance Sheets

1.           Cash and cash equivalents

                              Comprised of:

	December 31
	2012	2011
	US$ thousands	US$ thousands
Cash and deposits *	2,183	884

*
As of December 31, 2012, $51 is deposited in NIS bearing an average annual interest of 1.00%. $41 was pledged against the Company's bank guarantees and the Company maintains balances in the account to cover this guarantee.

*
As of December 31, 2011, $63 is deposited in NIS bearing an average annual interest of 2.30%. $49 was pledged against the Company's bank guarantees and the Company maintains balances in the account to cover this guarantee.

The deposits are in thousands.

2.            Trade receivables, net

Trade receivables, net, consist of the following:

	December 31
	2012	2011
	US$ thousands	US$ thousands
Trade receivables	2,542	4,184
Less allowance for doubtful accounts (*)	(544)	(263)

	1,998	3,921

*           The following are the changes in the allowance for doubtful accounts:

Changes in the allowance for doubtful accounts

US$ thousands
Balance as of January 1, 2010	29
Additions	53
Deductions	(16)

Balance as of December 31, 2010	66
Additions	197
Deductions	-

Balance as of December 31, 2011	263
Additions	281
Deductions	-

Balance as of December 31, 2012	544

3.            Other current assets

Other current assets consist of the following:

	December 31
	2012	2011
	US$ thousands	US$ thousands
Receivables from the Government of Israel:
Value added tax authorities	140	185
Prepaid expenses	80	132
Accrued income from related parties	-	204
Assets held for severance benefits	241	-
Other	-	46

	461	567

4.	Inventories

Inventories consist of the following:

	December 31
	2012	2011
	US$ thousands	US$ thousands
Raw materials and subassemblies	1,628	1,568
Work in process	297	396
Finished products	1,434	1,815

	3,359	3,779

5.	Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31
	2012	2011
	US$ thousands	US$ thousands
Employees and employee institutions	769	630
Accrued expenses	369	482
Provision for product warranty	100	30
Liability in respect of severance benefits	276	-
Other	114	2

	1,628	1,144

6.	Short term loan

On December 31, 2010 the company entered into a factoring agreement with CLAL Factoring. The Company pays a factoring fee of 0.6% and interest of prime plus 2.15% on all factored receivables. The balance as of December 31, 2012 and 2011 is $174,000 and $162,000, respectively. The proceeds received are presented within short term loans.

7.            Fair value measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the financial instruments as of December 31, 2012 and 2011 represent management’s best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, trade receivables, other current assets, other payables, short term loan. The carrying amounts approximate fair value because of the short maturity of these instruments.

B.           Statements of operations

1.            Sales (1)

(a)           Classification of sales by geographical destination:

	Year ended December 31
	2012	2011	2010
	US$ thousands	US$ thousands	US$ thousands
United States	91	1,360	546
Europe	3,194	5,660	4,699
Israel	2,118	2,137	1,966
South and Latin America	1,184	400	599
Asia Pacific	1,677	3,654	3,395
Rest of the world	172	509	195

	8,436	13,720	11,400

(1)   Sales are attributed to geographical areas based on location of customers.
      The Company’s property and equipment is primarily located in Israel.

(b)           Sales by major product lines:

	Year ended December 31
	2012	2011	2010
	US$ thousands	US$ thousands	US$ thousands
Enterprise Solution	8,430	13,160	10,833
Carrier Solution	6	560	567

	8,436	13,720	11,400

(c)	Principal customers:

During the fiscal year ended December 31, 2012 there were four customers that represented 14%, 12%, 10% and 10% of total sales. During fiscal years 2011and 2010 there were no sales to customers exceeding 10% of total sales.

2.           Cost of sales

Cost of sales consists of the following:

	Year ended December 31
	2012	2011	2010
	US$ thousands	US$ thousands	US$ thousands
Payroll and related benefits	723	868	715
Materials purchased	3,233	4,507	3,795
Subcontracted work	2,218	1,974	1,330
Royalties to the OCS	-	6	16
Write-down of inventories	818	49	87
Other production costs	471	378	564

	7,463	7,782	6,507
Increase in inventories	(398)	(293)	(188)

	7,065	7,489	6,319

In December 2012 the Company declared end-of-life of Carrier products and as a result the Company recorded an inventory write-off totaling approximately $701,000.

3.	Financing expense, net

Financing expense, net, consists of the following:

	Year ended December 31
	2012	2011	2010
	US$ thousands	US$ thousands	US$ thousands
Expenses:
Interest on short-term credits and bank charges	(50)	(26)	(30)
Interest on long-term principle shareholder loan	(73)	(54)	(42)
Exchange translation income (expenses), net	71	(24)	(2)
	(52)	(104)	(74)
Income:
Interest from banks and others	4	2	3

Financing expense, net	(48)	(102)	(71)

Note 9 - Related Parties Balances and Transactions

The Company is party to many related party agreements and transactions. These agreements and transactions have all been approved by the appropriate bodies in accordance with the Israeli Companies Law – 1999 (as amended) and regulations promulgated thereunder based on the belief that the terms are beneficial to the Company and no less favorable to the Company than terms which might be available to the Company from unaffiliated third parties.

All transactions with related parties were at terms comparable to those applied to transactions with other customers or suppliers and other than the purchase of our indoor wireless optical network technology, were in the ordinary course of business and are mainly sales of the Company's products and purchases from related parties (See Note 5).

See Note 6 regarding our purchased indoor wireless optical network technology from a related party under common control and the issuance of shares to a controlling shareholder and to a related party.

A.           Balances with related parties

The following related party balances are included in the balance sheets:

	December 31
	2012	2011
	US$ thousands	US$ thousands
Principal/controlling:
Accounts receivable trade	177	74
Accrued income from related parties	-	204
Principal shareholder convertible loan	3,000	400

B.           Income from or expenses to related parties

The following related parties transactions are included in the statements of operations.

	Year ended December 31
	2012	2011	2010
	US$ thousands	US$ thousands	US$ thousands
Income:
Sales	329	383	595

Costs and expenses:
Financing expense	73	54	42

Note 10 - Subsequent Events

On March 14, 2013, the Company’s Board of Directors approved an additional conversion of approximately $4.5 million loan amount into 1,021,166 of the Company’s ordinary shares to STINS COMAN pursuant to the terms of the Convertible Loan Agreement, reflecting an average conversion price of $4.44 per share. The issuance of such shares was completed as of March 29, 2013.

RiT Technologies Ltd.
and Subsidiaries

Consolidated Financial Information as of March 31, 2013

Contents

Page

Consolidated Balance Sheets as of March 31, 2013 and 2012	F - 29

Consolidated Statements of Operations for the quarters ended March 31, 2013 and 2012	F - 30

RIT TECHNOLOGIES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	December 31,
	2013	2012
Assets	(Unaudited)	(Audited)
Current Assets:
Cash and cash equivalents	1,503	2,183
Trade receivables, net	1,659	1,998
Other current assets	588	461
Inventories	3,290	3,359
Total Current Assets	7,040	8,001

Assets held for severance benefits	1,132	1,126
Property and equipment, net	533	545

Total Assets	8,705	9,672

Liabilities and Shareholders' Equity
Current Liabilities:
Short term loan	22	174
Trade payables	1,004	1,234
Other payables and accrued liabilities	1,834	1,628
Total Current Liabilities	2,860	3,036

Principal shareholder convertible loan	-	3,000
Liability in respect of employees' severance benefits	1,359	1,346
Total Liabilities	4,219	7,382

Commitments and Contingencies

Shareholders' Equity:
Share capital	1,867	1,644
Treasury stock	(27)	(27)
Additional paid-in capital	58,267	53,413
Accumulated deficit	(55,621)	(52,740)
Total Shareholders' Equity	4,486	2,290

Total Liabilities and Shareholders' Equity	8,705	9,672

RIT TECHNOLOGIES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	March 31,
	2013	2012
	(Unaudited)	(Unaudited)

Sales	1,771	1,362

Cost of sales	1,137	1,145

Gross profit	634	217

Operating expenses

Research and development, net	1,548	695
Sales and marketing, net	1,218	1,519
General and administrative	712	772
Total operating expenses	3,478	2,986

Operating loss	(2,844)	(2,769)

Financing loss, net	(37)	(52)

Loss before income tax expense	(2,881)	(2,821)
Taxes on income

Net Loss	(2,881)	(2,821)

Net Loss Per Share - Basic and Diluted	(0.37)	(0.54)

Weighted Average Number of Ordinary
Shares Outstanding - Basic and Diluted	7,727,831	5,209,122

Ordinary Shares

RiT TECHNOLOGIES LTD.

___________________

PROSPECTUS
___________________

Aegis Capital Corp

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers.

Exculpation of Office Holders

Under the Companies Law, an Israeli company may not exempt an office holder from liability for breach of his duty of loyalty, but may exempt in advance an office holder from liability to the company, in whole or in part, for a breach of his duty of care (except in connection with distributions), provided that the articles of association of the company allow it to do so. Our Articles of Association allow us to exempt our office holders from liability to the fullest extent permitted by law.

Insurance of Office Holders

Our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed in his or her capacity as an office holder, for:

•	a breach of his or her duty of care to us or to another person;

•	a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

•	a financial obligation imposed upon him or her in favor of another person.

Indemnification of Office Holders

Our Articles of Association provide that, subject to the provisions of the Companies Law, we may indemnify an office holder with respect to an act performed in his capacity as an office holder, retroactively (after the liability has been incurred) or in advance, provided that our articles of association allow us to do so, against the following:

•
a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances.

•
reasonable litigation expenses, including attorney's fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

•
reasonable litigation expenses, including attorney's fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, a criminal indictment from which he was acquitted, or a criminal indictment in which he was convicted for a criminal offense that does not require proof of criminal intent.

Limitations on Exculpation, Insurance and Indemnification

The Companies Law provides that a company may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

•
a breach by the office holder of his or her duty of loyalty, unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly, unless the breach was done negligently;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine imposed against the office holder.

In addition, under the Companies Law, exculpation and indemnification of, and procurement of insurance coverage for, the office holders must be approved by our audit committee and board of directors and, if the beneficiary is a director, by our shareholders.

Indemnity and Insurance

We have undertaken to indemnify our office holders to the fullest extent permitted by law by providing them with an Indemnification Agreement, substantially in the form approved by our shareholders in 2009. We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $7 million including legal costs incurred.

Item 7.    Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities that were not registered under the Securities Act.  No underwriters or underwriter discounts or commissions were involved in these issuances.  We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D or Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions by an issuer not involving a public offering or involving offers and sales of securities outside the United States. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. No general advertising or solicitation was used in selling the securities. All recipients had adequate access, through their relationships with us, to information about us.

Date	Number of ordinary shares issued	Purchaser	Consideration	Exemption	Terms of conversion	Use of proceeds
June 9, 2010	615,485	STINS COMAN	US$ 1,516,840	Reg. D and/or Section 4(2)	Under the provisions of the Securities Purchase Agreement dated May 17, 2010 *	Working capital
September 30, 2010	687,128	STINS COMAN	US$ 1,520,969	Reg. D and/or Section 4(2)	Under the provisions of the Securities Purchase Agreement dated September 13, 2010*	Working capital
March 31, 2011	408,787	STINS COMAN	US$ 1,175,677	Reg. D and/or Section 4(2)	Under the provisions of the Securities Purchase Agreement dated March 15, 2011 *	Working capital
June 30, 2011	177,006	STINS COMAN	US$ 1,005,339	Reg. D and/or Section 4(2)	Under the provisions of the Securities Purchase Agreement dated June 15, 2011*	Working capital
December 29, 2011	636,874	STINS COMAN	US$ 3,241,716	Reg. D and/or Section 4(2)	Under the provisions of the Securities Purchase Agreement dated December 8, 2011*	Working capital
July 17, 2012	1,146,114	STINS COMAN	US$ 4,221,082	Reg. D and/or Section 4(2)	Under the provisions of the Securities Purchase Agreement dated June 26, 2012*	Working capital
September 27, 2012	218,813	Invencom Technologies Ltd.	US$584,230.45	Reg. S and/or Section 4(2)	Under the provisions of the Securities Purchase Agreement dated September 10, 2012*	Working capital
December 28, 2012	1,119,743	STINS COMAN	US$ 3,831,054	Reg. D and/or Section 4(2)	Under the provisions of the Securities Purchase Agreement dated December 5, 2012*	Working capital
March 29, 2013	1,021,166	STINS COMAN	US$ 4,533,531	Reg. D and/or Section 4(2)	Under the provisions of the Securities Purchase Agreement dated March 14, 2013*	Working capital
June 27, 2013	449,738	STINS COMAN	US$ 2,005,864	Reg. D and/or Section 4(2)	Under the provisions of the Securities Purchase Agreement dated June 17, 2013*	Working capital

* See “Related Party Transactions” in Part I of this registration statement.

Item 8.     Exhibits and Financial Statement Schedules.

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1	Amended and Restated Memorandum of Association
3.2	Amended and Restated Articles of Association
4.1
Specimen Form of Ordinary Share Certificate (incorporated by reference to Exhibit 2.1 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on June 30, 2011).

4.2*	Form of Underwriters' Warrant.
5.1*	Opinion of Goldfarb Seligman & Co.
10.1	RiT Technologies Ltd. 2003 Share Option Plan, as amended.
10.2
Form of Indemnification Agreement (incorporated by reference to Annex A to the Registrant's Proxy Statement filed as Exhibit 99.3 to  the Registrant’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on August 11, 2009).

10.3
MOU between the Registrant and Invencom, dated July 1, 2010 and Addendum to the MOU dated May 12, 2011 (incorporated by reference to Annex A to the Registrant’s Proxy Statement filed as Exhibit 99.3 to  the Registrant’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on August 11, 2009).

10.4
MOU between the Registrant and Invencom, dated December 11, 2012 (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 30, 2013).

10.5
Product Alliance Agreement, between the Registrant and STINS COMAN, dated February 19, 2010 (incorporated by reference to Annex A to the Registrant’s Proxy Statement filed as Exhibit 99.3 to the Company’s Form 6-K filed with the SEC on May 17, 2010) and Services Agreement between the Registrant and STINS COMAN, dated July 28, 2011 (incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on August 25, 2011).

10.6
Convertible Loan Agreement, between the Registrant and STINS COMAN, dated June 11, 2009 (incorporated by reference to Annex B of Exhibit 99.3 to the Registrant's Form 6-K filed with the SEC on August 11, 2009).

10.7
Addendum to the Convertible Loan Agreement, dated February 17, 2010 (incorporated by reference to Exhibit 99.2 to the Registrant's Form 6-K filed with the SEC on April 29, 2010), Addendum to the Convertible Loan Agreement, dated April 14, 2011 (incorporated by reference to Exhibit 99.2 to the Registrant's Form 6-K filed with the SEC on April 29, 2010),  Amendment to the Convertible Loan Agreement, dated December 8, 2011 (incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on December 19, 2011), and Amendment to the Convertible Loan Agreement, dated April 17, 2012 (incorporated by reference to Exhibit 99.2 to the Registrant's Form 6-K filed with the SEC on April 24, 2012), Amendment to the Convertible Loan Agreement, dated August 6, 2012 (incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on August 14, 2012), and Amendment to the Convertible Loan Agreement, dated October 23, 2012 (incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on October 30, 2012).

10.8
Securities Purchase Agreement, between the Registrant and STINS COMAN, dated May 17, 2010 (incorporated by reference to Exhibit 4.6 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 29, 2010).

10.9
Securities Purchase Agreement, between the Registrant and STINS COMAN, dated September 13, 2010 (incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on June 30, 2011).

10.10
Securities Purchase Agreement, between the Registrant and STINS COMAN, dated March 15, 2011 (incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on June 30, 2011).

10.11
Securities Purchase Agreement, between the Registrant and STINS COMAN, dated June 15, 2011 (incorporated by reference to Exhibit 4.10 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on May 11, 2012).

Exhibit No.	Description
10.12
Securities Purchase Agreement, between the Registrant and STINS COMAN, dated December 8, 2011 (incorporated by reference to Exhibit 4.11 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on May 11, 2012).

10.13
Securities Purchase Agreement, between the Registrant and STINS COMAN, dated June 26, 2012 (incorporated by reference to Exhibit 4.13 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 30, 2013).

10.14
Securities Purchase Agreement, between the Registrant and STINS COMAN, dated December 5, 2012 (incorporated by reference to Exhibit 4.14 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 30, 2013).

10.15
Securities Purchase Agreement, between the Registrant and STINS COMAN, dated March 14, 2013 (incorporated by reference to Exhibit 4.15 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 30, 2013).

10.16
Technology Purchase Agreement, between the Registrant and Invencom, dated June 26, 2012 (incorporated by reference to Annex A to the Registrant’s Proxy Statement filed as Exhibit 99.2 to the Registrant’s Form 6-K filed with the SEC on July 3, 2012.

10.17
Securities Purchase Agreement, between the Registrant and Invencom, dated September 10, 2012 (incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on September 12, 2012).

10.18	Compensation Policy for Executive Officers and Directors (incorporated by reference to Annex B of Exhibit 99.2 to the Registrant's Form 6-K filed with the SEC on May 9, 2013).
10.19
Equity Distribution Agreement, between the Registrant and Maxim Group LLC, dated May 21, 2013 (incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on May 21, 2013).

10.20	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated June 17, 2013 (incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on June 19, 2013).
23.1	Consent of Somekh Chaikin, Independent Registered Public Accounting Firm.
23.2*	Consent of Goldfarb Seligman & Co. (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature page)
101.IN*, **	XBRL Instance Document.
101.SC*, **	XBRL Taxonomy Extension Schema Document.
101.CA* , **	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DE*, **	XBRL Taxonomy Extension Definition Linkbase Document.
101.LA* , **	XBRL Taxonomy Extension Label Linkbase Document.
101.PR* , **	XBRL Taxonomy Extension Presentation Linkbase Document.
______________

*To be filed by amendment.

** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates such information by reference.

Item 9.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

1.
That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.
That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel-Aviv, Israel, on August 7, 2013.

RiT TECHNOLOGIES LTD.

By:	/s/ Vadim Leiderman
Name: Vadim Leiderman
Title: President and Chief Executive Officer

POWER OF ATTORNEY

Know all persons by these presents that each of the undersigned constitutes and appoints Vadim Leiderman and Elan Yaish, and each of them, his or her true and lawful attorneys-in-fact and agents with full and several power of substitution, for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement and any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended,, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Sergey Anisimov Sergey Anisimov	Chairman of the Board	August 7, 2013
/s/ Vadim Leiderman Vadim Leiderman	President and Chief Executive Officer (Principal Executive Officer)	August 7, 2013
/s/ Elan Yaish Elan Yaish	Chief Financial Officer (Principal Financial and Accounting Officer)	August 7, 2013
/s/ Boris Granovsky Boris Granovsky	Director	August 7, 2013
/s/ Israel Frieder Israel Frieder	Director	August 7, 2013
/s/ Roman Govorov Roman Govorov	Director	August 7, 2013
Galia Druker	Director

Authorized Representative in the United States:

RiT Technologies, Inc. By:/s/ Elan Yaish Name: Elan Yaish Title: Chief Financial Officer and Secretary, RiT Technologies, Inc.	August 7, 2013

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1	Amended and Restated Memorandum of Association
3.2	Amended and Restated Articles of Association
4.1
Specimen Form of Ordinary Share Certificate (incorporated by reference to Exhibit 2.1 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on June 30, 2011).

4.2*	Form of Underwriters' Warrant.
5.1*	Opinion of Goldfarb Seligman & Co.
10.1	RiT Technologies Ltd. 2003 Share Option Plan, as amended.
10.2
Form of Indemnification Agreement (incorporated by reference to Annex A to the Registrant's Proxy Statement filed as Exhibit 99.3 to  the Registrant’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on August 11, 2009).

10.3
MOU between the Registrant and Invencom, dated July 1, 2010 and Addendum to the MOU dated May 12, 2011 (incorporated by reference to Annex A to the Registrant’s Proxy Statement filed as Exhibit 99.3 to  the Registrant’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on August 11, 2009).

10.4
MOU between the Registrant and Invencom, dated December 11, 2012 (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 30, 2013).

10.5
Product Alliance Agreement, between the Registrant and STINS COMAN, dated February 19, 2010 (incorporated by reference to Annex A to the Registrant’s Proxy Statement filed as Exhibit 99.3 to the Company’s Form 6-K filed with the SEC on May 17, 2010) and Services Agreement between the Registrant and STINS COMAN, dated July 28, 2011 (incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on August 25, 2011).

10.6
Convertible Loan Agreement, between the Registrant and STINS COMAN, dated June 11, 2009 (incorporated by reference to Annex B of Exhibit 99.3 to the Registrant's Form 6-K filed with the SEC on August 11, 2009).

10.7
Addendum to the Convertible Loan Agreement, dated February 17, 2010 (incorporated by reference to Exhibit 99.2 to the Registrant's Form 6-K filed with the SEC on April 29, 2010), Addendum to the Convertible Loan Agreement, dated April 14, 2011 (incorporated by reference to Exhibit 99.2 to the Registrant's Form 6-K filed with the SEC on April 29, 2010),  Amendment to the Convertible Loan Agreement, dated December 8, 2011 (incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on December 19, 2011), and Amendment to the Convertible Loan Agreement, dated April 17, 2012 (incorporated by reference to Exhibit 99.2 to the Registrant's Form 6-K filed with the SEC on April 24, 2012), Amendment to the Convertible Loan Agreement, dated August 6, 2012 (incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on August 14, 2012), and Amendment to the Convertible Loan Agreement, dated October 23, 2012 (incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on October 30, 2012).

10.8
Securities Purchase Agreement, between the Registrant and STINS COMAN, dated May 17, 2010 (incorporated by reference to Exhibit 4.6 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 29, 2010).

10.9
Securities Purchase Agreement, between the Registrant and STINS COMAN, dated September 13, 2010 (incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on June 30, 2011).

Exhibit No.	Description
10.10
Securities Purchase Agreement, between the Registrant and STINS COMAN, dated March 15, 2011 (incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on June 30, 2011).

10.11
Securities Purchase Agreement, between the Registrant and STINS COMAN, dated June 15, 2011 (incorporated by reference to Exhibit 4.10 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on May 11, 2012).

10.12
Securities Purchase Agreement, between the Registrant and STINS COMAN, dated December 8, 2011 (incorporated by reference to Exhibit 4.11 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on May 11, 2012).

10.13
Securities Purchase Agreement, between the Registrant and STINS COMAN, dated June 26, 2012 (incorporated by reference to Exhibit 4.13 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 30, 2013).

10.14
Securities Purchase Agreement, between the Registrant and STINS COMAN, dated December 5, 2012 (incorporated by reference to Exhibit 4.14 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 30, 2013).

10.15
Securities Purchase Agreement, between the Registrant and STINS COMAN, dated March 14, 2013 (incorporated by reference to Exhibit 4.15 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 30, 2013).

10.16
Technology Purchase Agreement, between the Registrant and Invencom, dated June 26, 2012 (incorporated by reference to Annex A to the Registrant’s Proxy Statement filed as Exhibit 99.2 to the Registrant’s Form 6-K filed with the SEC on July 3, 2012.

10.17
Securities Purchase Agreement, between the Registrant and Invencom, dated September 10, 2012 (incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on September 12, 2012).

10.18	Compensation Policy for Executive Officers and Directors (incorporated by reference to Annex B of Exhibit 99.2 to the Registrant's Form 6-K filed with the SEC on May 9, 2013).
10.19
Equity Distribution Agreement, between the Registrant and Maxim Group LLC, dated May 21, 2013 (incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on May 21, 2013).

10.20	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated June 17, 2013 (incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on June 19, 2013).
23.1	Consent of Somekh Chaikin, Independent Registered Public Accounting Firm.
23.2*	Consent of Goldfarb Seligman & Co. (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature page)
101.IN*, **	XBRL Instance Document.
101.SC*, **	XBRL Taxonomy Extension Schema Document.
101.CA* , **	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DE*, **	XBRL Taxonomy Extension Definition Linkbase Document.
101.LA* , **	XBRL Taxonomy Extension Label Linkbase Document.
101.PR* , **	XBRL Taxonomy Extension Presentation Linkbase Document.
______________

*To be filed by amendment.

** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates such information by reference.